As filed with the Securities and Exchange Commission on May 11, 1998
                                                      Registration No. 333-49259


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                           AMENDMENT NO. 1 TO FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                       BEN FRANKLIN FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

                 Delaware                                        6035                                Applied For
(State or other jurisdiction of incorporation       (Primary Standard Industrial         (I.R.S. Employer Identification No.)
           or organization)                          Classification Code Number)

      14 N. Dryden Place, Arlington Heights, Illinois 60004 (847) 398-0990 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Ronald P. Pedersen
                      President and Chief Executive Officer
                       Ben Franklin Financial Corporation
                               14 N. Dryden Place
                        Arlington Heights, Illinois 60004
                                 (847) 398-0990
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                  Please send copies of all communications to:
                              Kip A. Weissman, P.C.
                           Daniel C. Holdgreiwe, Esq.
                         SILVER, FREEDMAN & TAFF, L.L.P.
                              (A limited liability
                              partnership including
                           professional corporations)
                           1100 New York Avenue, N.W.
                            Seventh Floor, East Tower
                              Washington, DC 20005
                                 (202) 414-6100

                  Approximate date of commencement of proposed
                sale to the public: As soon as practicable after
                 this Registration Statement becomes effective.

      If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
====================================================================================================================================
     Title of Each                      Amount            Proposed Maximum             Proposed                Maximum
   Class of Securities                  to be             Offering Price         Aggregate Offering           Amount of
    to be Registered                 Registered(1)           Per Share(1)              Price(1)            Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value       1,851,500 shares            $10.00                $18,515,000               $5,462
====================================================================================================================================

(1)      Estimated solely for the purpose of calculating the registration fee.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus
 [LOGO]

                          BEN FRANKLIN FINANCIAL, INC.
          (Proposed Holding Company for Ben Franklin Bank of Illinois,
                     formerly Douglas Federal Savings Bank)

                                $10.00 Per Share
                        1,851,500 Shares of Common Stock
                       (Anticipated Maximum, as adjusted)

         Ben Franklin Financial, Inc. (the "Holding Company") is offering up to 1,610,000 shares of common stock, par value $.01 per share (the "Common Stock"), in connection with the conversion of Ben Franklin Bank of Illinois ("Ben Franklin" or the "Bank") from a federally chartered mutual savings bank to a federally chartered stock savings bank and the issuance of all of Ben Franklin outstanding stock to the Holding Company (the "Conversion"). Pursuant to the Bank's plan of conversion (the "Plan of Conversion" or the "Plan"), non-transferable rights to subscribe for the Common Stock ("Subscription Rights") have been given to (i) Ben Franklin's depositors with account balances of $50.00 or more as of January 31, 1997 ("Eligible Account Holders"), (ii) tax-qualified employee plans of Ben Franklin and the Holding Company
("Tax-Qualified Employee Plans"), provided, however, that the Tax-Qualified Employee Plans shall have first priority Subscription Rights to the extent that the total number of shares of Common Stock sold in the Conversion exceeds the maximum of the Estimated Valuation Range as defined below, (iii) Ben Franklin's depositors with account balances of $50 or more as of [_________ __], 1998 ("Supplemental Eligible Account Holders"), (iv) certain of its other members ("Other Members"), and (v) its employees, officers and directors (the "Subscription Offering.)
                                                        (continued on next page)

         FOR ADDITIONAL INFORMATION ON HOW TO SUBSCRIBE, PLEASE CALL THE STOCK INFORMATION CENTER AT [(___) ___-____].

                                   ----------

         FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED, SEE "RISK FACTORS" AT PAGE __.

                                   ----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION OR THE FEDERAL DEPOSIT INSURANCE CORPORATION, NOR HAS SUCH COMMISSION, OFFICE OR CORPORATION PASSED
      UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

  THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR SAVINGS
    DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
                         OR ANY OTHER GOVERNMENT AGENCY.

========================================================================================================
                                                     Estimated Underwriting Fees,     Estimated Net
                                Purchase Price(1)       Commissions and Other     Conversion Proceeds(3)
                                                             Expenses(2)
                                -----------------    ---------------------------   ---------------------
Per Share(4)....................       $10.00                    $0.39                     $9.61
Minimum Total...................  $11,900,000                 $550,000               $11,350,000
Midpoint Total..................  $14,000,000                 $550,000               $13,450,000
Maximum Total...................  $16,100,000                 $550,000               $15,550,000
Maximum Total, As Adjusted(5)...  $18,515,000                 $550,000               $17,965,000
========================================================================================================

(1) Determined on the basis of an appraisal prepared by Ferguson & Co. ("Ferguson") dated March 20, 1998, which states that the estimated pro forma market value of the Common Stock ranged from $11,900,000 to $16,100,000 or between 1,190,000 shares and 1,610,000 shares, of Common Stock at $10.00 per share. See "The Conversion - Stock Pricing and Number of Shares to be Issued."
(2) Consists of the estimated costs to the Bank and the Holding Company arising from the Conversion, including the payment to Friedman, Billings, Ramsey & Co., Inc. ("FBR") of a fee of $150,000 and estimated expenses of $30,000 in connection with the sale of shares in the Offering. Such fees may be deemed to be underwriting fees. The Holding Company has agreed to indemnify FBR against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). See "The Conversion - Marketing Arrangements" for a more detailed description of underwriting fees and expenses.
(3) Net Conversion proceeds may vary from the estimated amounts, depending on the Purchase Price and the number of shares issued. The Purchase Price and the actual number of shares of Common Stock to be issued in the Conversion will not be determined until after the close of the Offering.
(4) Assumes the sale of the midpoint number of shares. If the minimum, maximum or 15% above the maximum number of shares are sold, estimated expenses per share would be $0.46, $0.34 or $0.30, respectively, resulting in estimated net Conversion proceeds per share of $9.54, $9.66 or $9.70, respectively.
(5) As adjusted to give effect to the sale of up to an additional 241,500 shares (15% above the maximum of the Estimated Valuation Range) which may be offered in the Conversion without the resolicitation of subscribers or any right of cancellation, to reflect changes in market and financial conditions following the commencement of the Offering. See "Pro Forma Data," and "The Conversion - Stock Pricing and Number of Shares to be Issued."

                     Friedman, Billings, Ramsey & Co., Inc.
               The date of this Prospectus is [________ __], 1998

(continued from prior page)

         Subscription Rights are non-transferrable. Persons found to be selling or otherwise transferring their right to purchase stock in the Subscription Offering or purchasing Common Stock on behalf of another person will be subject to forfeiture of such rights and possible further sanctions and penalties imposed by the Office of Thrift Supervision (the "OTS"), an agency of the United States Government. Subject to the prior rights of holders of Subscription Rights and to market conditions at or near the completion of the Subscription Offering, the Holding Company may also offer the Common Stock for sale through FBR on a best efforts basis in a public offering to selected persons to whom this prospectus is delivered (the "Public Offering"). Depending on market conditions and availability of shares, the shares of Common Stock may be offered for sale in the Public Offering on a best-efforts basis by a selling group of selected broker-dealers to be managed by FBR. Finally, depending on market conditions, the Holding Company may also offer the Common Stock for sale through FBR to persons residing in communities near the Bank's offices in a direct community offering (the "Direct Community Offering"). The Bank and the Holding Company reserve the right, in their absolute discretion, to accept or reject, in whole or in part, any or all orders in the Public Offering or Direct Community Offering, if any.

         The total number of shares to be issued in the Conversion will be based upon an appraised valuation of the estimated aggregate pro forma market value of the Holding Company and the Bank as converted. The purchase price per share ("Purchase Price") has been fixed at $10.00. Based on the current aggregate valuation range of $11,900,000 to $16,100,000 (the "Estimated Valuation Range"), the Holding Company is offering up to 1,610,000 shares. Depending upon the market and financial conditions at the time of the completion of the Subscription Offering and the Direct Community and/or Public Offering (when referred to together with the Subscription Offering, the "Offering"), if any, the total number of shares to be issued in the Conversion may be increased or decreased from the 1,610,000 shares offered hereby, provided that the product of the total number of shares multiplied by the price per share remains within, or does not exceed by more than 15% the maximum of the Estimated Valuation Range. If the aggregate Purchase Price of the Common Stock sold in the Conversion is below $11,900,000 or above $18,515,000, or if the Offering is extended beyond __________ __, 1998, subscribers will be permitted to modify or cancel their subscriptions and to have their subscription funds returned promptly with interest. Under such circumstances, if subscribers take no action, their subscription funds will be promptly returned to them with interest. In all other circumstances, subscriptions are irrevocable by subscribers. See "The Conversion
- Offering of Holding Company Common Stock."

         With the exception of the  Tax-Qualified  Employee  Plans,  no Eligible
Account Holder, Supplemental Eligible Account Holder or Other Member may purchase in their capacity as such in the Subscription Offering more than $200,000 of Common Stock; no person, together with associates of and persons acting in concert with such person, may purchase more than $200,000 of Common Stock in the Public Offering and no person, together with associates of and persons acting in concert with such person, may purchase more than $800,000 of Common Stock offered in the Conversion based on the Estimated Valuation Range (as calculated without giving effect to any increase in the Estimated Valuation Range subsequent to the date hereof). Under certain circumstances, the maximum purchase limitations may be increased or decreased at the sole discretion of the Bank and the Holding Company up to 9.99% of the total number of shares of Common Stock sold in the Conversion or to one percent of shares of Common Stock offered in the Conversion. The minimum purchase is 25 shares. See "The Conversion - Additional Purchase Restrictions." The Bank and the Holding Company have engaged FBR as financial advisor and agent to consult, advise and assist in the distribution of shares of Common Stock, on a best-efforts basis in the Offering including, if necessary, managing selected broker-dealers to assist in selling stock in the Public Offering. For such services, FBR will receive a marketing fee of $150,000. If selected dealers are used, the selected dealers will receive a fee to be negotiated. Such fees may be deemed to be underwriting commissions. FBR and the selected dealers may be deemed to be underwriters. See "The Conversion - Marketing Arrangements" and "The Conversion - Offering of Holding Company Common Stock."

         To subscribe for shares of Common Stock in the Subscription Offering, the Holding Company must receive a stock order form ("Order Form") and certification form, together with full payment at $10.00 per share (or appropriate instructions authorizing a withdrawal from a deposit account at the
Bank) for all shares for which subscription is made, at any office of the Bank, by noon, Arlington Heights, Illinois time, on __________, 1998, unless the Subscription Offering is extended, at the discretion of the Board of Directors, up to an additional 45 days with the approval of the OTS, if necessary, but without additional notice to subscribers (the "Expiration Date"). The date by which orders must be received in the Public Offering, if any, will be set by the Holding Company at the time of such offering provided that, if the Offering is extended beyond _________ __, 1998, each subscriber will have the right to modify or rescind his or her subscription. Subscription funds will be returned promptly with interest to each subscriber unless he or she affirmatively indicates otherwise. See "The Conversion - Offering of Holding Company Common Stock."

Subscriptions paid by check, bank draft or money order will be placed in a segregated account at the Bank and will earn interest at the Bank's passbook rate from the date of receipt until completion or termination of the Conversion. Payments authorized by withdrawal from deposit accounts at the Bank will continue to earn interest at the contractual rate until the Conversion is completed or terminated; these funds will be otherwise unavailable to the depositor until such time. Authorized withdrawals from time accounts for the purchase of Common Stock will be permitted without the imposition of early withdrawal penalties or loss of interest.

         The Holding Company has never issued capital stock. Consequently, there is no existing market for the Holding Company Common Stock at this time. Therefore, no assurance can be given that an established and liquid trading market for the Holding Company Common Stock will develop or that resales of the Common Stock can be made at or above the Purchase Price. The Holding Company has applied to have the Common Stock listed on the Nasdaq Stock Market under the symbol "_____." Although it has no obligation to do so, FBR intends to make a market for the Holding Company Common Stock, depending upon the volume of trading activity in the common stock. See "Market for Common Stock" and "The Conversion - Stock Pricing and Number of Shares to be Issued."

                                  [MAP TO COME]

                               PROSPECTUS SUMMARY

         The following summary does not purport to be complete and is qualified in its entirety by the detailed information and financial statements appearing elsewhere herein.

Ben Franklin Financial, Inc.

         The Holding Company, Ben Franklin Financial, Inc., was recently formed by Ben Franklin under the laws of Delaware for the purpose of becoming a savings and loan holding company which will own all of the outstanding capital stock that Ben Franklin will issue in connection with the Conversion. Immediately following the Conversion, the only significant assets of the Holding Company will be the capital stock of Ben Franklin, a note evidencing the Holding Company's loan to the ESOP and up to approximately 50% of the net proceeds from the Conversion. See "Use of Proceeds." Upon completion of the Conversion, the Holding Company's business initially will consist only of the business of Ben Franklin. See "Ben Franklin Financial, Inc."

Ben Franklin Bank of Illinois

         General. Ben Franklin is a federally chartered mutual savings bank headquartered in Arlington Heights, Illinois. Ben Franklin changed its name from Douglas Savings Bank to Ben Franklin Bank of Illinois in connection with its charter conversion from an Illinois chartered mutual savings bank to a mutual federal savings bank in April 1998. Ben Franklin currently serves the financial needs of communities in its market area through its main office located in Arlington Heights and its branch office located in the city of Rolling Meadows, Illinois. Its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1997, Ben Franklin had total assets of $122.6 million, deposits of $112.8 million and equity of $7.8 million. See "Business - Market Area" and
 "- Competition."

         Ben Franklin's business has historically involved attracting deposits from the general public and using such deposits, together with other funds, to originate primarily one- to four-family residential mortgages and, to a lesser extent, home equity, and other loans in its market area. The Bank also invests in securities and other permissible investments. See "Business - Investment Activities - Securities."


         In early 1997, the Bank hired a new President and Chief Executive Officer with a commercial banking background and began to explore the expansion of its lending activities. In particular, the Bank has recently began acquiring home improvement loans qualifying under Title I under the National Housing Act ("Title I loans"), many of which have been or will be sold on a servicing retained basis. For additional information regarding Title I Loans, see "Business-Lending Activities-Title I Lending." In addition, the Bank intends to begin originating small and medium sized ($1.0 million or less) multi-family and commercial real estate loans. The Bank has also recently purchased a participation in a commercial construction loan, although the overall level of construction and development lending is expected to be modest. In order to implement these changes, the Bank has recently hired a number of new employees including a new Chief Financial Officer, a new commercial loan officer and a new deposit services coordinator. See "Business - Lending Activities"

         The Bank is also in the beginning stages of considering whether to establish a consumer finance subsidiary which would make loans to persons with a a variety of different credit histories and whether to create a new department which would offer loan administration and other correspondent services to credit unions. In the event that the Bank determines to go forward with either of the new lines of business, the Bank's staff would need to be further expanded. However, the Board believes that the expansion of the Bank's activities will help it compete more effectively in today's competitive financial services environment and remain an independent community bank for the foreseeable future. See "Risk Factors -- Risk Associated with Expansion of Business Activities."


         Financial and operational highlights of the Bank include the following:

o Capital Strength. At December 31, 1997, the Bank had total equity of $7.8 million and exceeded the applicable regulatory capital requirements by $1.5 million. Assuming on a pro forma basis that $14.0 million, the midpoint of the Estimated Valuation Range, of shares were sold in the Conversion and approximately $6.3 million of the net proceeds were retained by the Holding Company, as of December 31, 1997, the Bank's tangible capital would have been $12.9 million (10.0% of assets). See "Pro Forma Regulatory Capital Analysis."

o Asset Quality. One of the principal aims of Ben Franklin's operating strategy is to maintain a high level of asset quality. The Board has sought to achieve this goal by emphasizing the origination of one- to four-family residential mortgage loans in the Bank's market area and by investing in government-backed or investment grade mortgage-backed and other securities. The Bank's ratio of non-performing assets to total assets was .05% at December 31, 1997. At that date, Ben Franklin had no foreclosed assets. In view of the Board's recent decision to expand the Bank's lending activities to include loans with a high level of risk, there can be no assurance that the Bank's non-performing asset levels will not increase in the future. See "Risk Factors-Risk Associated with the Expansion of Business Activities."

o Expansion of Lending and Fee Based Activities. In 1997, the Bank began to expand the Bank's lending and fee based activities. In particular, the Bank has begun to acquire Title I loans and servicing and is about to begin originating multi-family and commercial real estate loans. The Bank has also recently purchased an interest in a commercial construction loan. Finally, the Bank is currently in the beginning stages of considering whether to establish a consumer finance subsidiary and/or create a new department to offer loan administration and other services to credit unions. Such activities are believed to carry a higher level of risk than traditional residential lending including risks related to the higher credit risk of non-residential loans, the Bank's inexperience with these new activities and the start-up costs of such activities. In addition, the Bank believes that the expansion of its activities will require the hiring of additional personnel thus causing a significant increase in overhead expense. See "Risk Factors -- Risks Associated with the Expansion of Business Activities," and "Increase in Overhead Expense."

o Core Deposits. Management believes that the "core" portions of the Bank's passbook, NOW and money market deposit accounts can have a lower cost and be more resistant to interest rate changes than certificate accounts. Accordingly, the Bank uses marketing and customer service initiatives in an attempt to maintain and expand these accounts. At December 31, 1997, $35.0 million, or 31.0%, of the Bank's total deposits consisted of passbook, NOW and money market accounts. See "Business -- Source of Funds."

o Recent Decline in Net Income. The Bank's net income has declined from $727,000 in 1995 to $469,000 in 1996 to $298,000 for 1997. The reasons for these declines included a special deposit premium in 1996, a significant increase in compensation expense in 1997 as a result of the implementation of several new benefit plans as well as a significant increase in the provision for loan losses for 1997. In addition, 1997 non-interest expense rose as a result of an increase in the number of the Bank's officers and employees. The Bank is attempting to address these declines through the expansion of its lending and fees based activities; however, in view of the likelihood of further increases in overhead expense as well as the risks inherent in the new activities, there can be no assurance that these activities will be successful. See "Risk Factors-Recent Decline in Net Income".

The Conversion

         The Offering is being made in connection with the conversion of Ben Franklin from a federally chartered mutual savings bank to a federally chartered stock savings bank and the formation of Ben Franklin Financial, Inc. as the holding company of Ben Franklin. The Conversion is subject to certain conditions, including the prior approval of the Plan by the Bank's members at a Special Meeting to be held on [_______ __], 1998. After the Conversion, the Bank's current voting members (who include certain deposit account holders and borrowers) will have no voting rights in Ben Franklin and will have no voting rights in the Holding Company unless they become Holding Company stockholders. Eligible Account Holders and Supplemental Eligible Account Holders, however, will have certain liquidation rights in the Bank. See "The Conversion - Effects of Conversion to Stock Form on Depositors and Borrowers of the Bank - Liquidation Rights."

         The Offering. The shares of Common Stock to be issued in the Conversion are being offered at a Purchase Price of $10.00 per share in the Subscription Offering pursuant to nontransferable Subscription Rights in the following order of priority: (i) Eligible Account Holders (i.e., depositors whose accounts in the Bank totaled $50 or more on January 31, 1997); (ii) Tax-Qualified Employee Plans; provided, however, that the Tax Qualified Employee Plans shall have first priority Subscription Rights to the extent that the total number of shares of Common Stock sold in the Conversion exceeds the maximum of the Estimated Valuation Range; (iii) Supplemental Eligible Account Holders (i.e., depositors whose accounts in the Bank totaled $50 or more on [_______ __], 1998); (iv) Other Members (i.e., depositors as of ____________); and (v) employees, officers and directors of the Bank. Subscription Rights received in any of the foregoing categories will be subordinated to the Subscription Rights received by those in a prior category. Subscription Rights will expire if not exercised by noon, Arlington Heights, Illinois time, on [_______ __], 1998, unless extended (the "Expiration Date").

         Subject to the prior rights of holders of Subscription Rights and market conditions at or near the completion of the Subscription Offering, any shares of Common Stock not subscribed for in the Subscription Offering may be offered at the same price in a Public Offering and/or Direct Community Offering through FBR on a best efforts basis to selected persons to whom this prospectus is delivered. To order Common Stock in connection with the Public Offering and/or Direct Community Offering, if any, an executed stock order form and account withdrawal authorization and certification must be received by FBR prior to the termination of such offerings. The date by which orders must be received in the Public Offering and/or Direct Community Offering, if any, will be set by the Holding Company at the time of such offering provided that if the Offering is extended beyond _______, 1998, each subscriber will have the right to modify or rescind his or her subscription. The Holding Company and the Bank reserve the absolute right to accept or reject any orders in the Public Offering and Direct Community Offering, if any, in whole or in part.

         If necessary, shares of Common Stock may also be offered in connection with the Public Offering for sale on a best-efforts basis by selected dealers managed by FBR. See "The Conversion - Public Offering and Direct Community Offering."

         The Bank and the Holding Company have engaged FBR to consult with and advise the Holding Company and the Bank with respect to the Offering, and FBR has agreed to solicit subscriptions and purchase orders for shares of Common Stock in the Offering. Neither FBR nor any selected broker-dealers will have any obligation to purchase shares of Common Stock in the Offering. FBR will receive for its services a marketing fee of $150,000. To the extent selected broker-dealers are utilized in connection with the sale of shares in the Public Offering, Holding Company will pay a fee to be negotiated with respect to all shares of Common Stock sold through such broker-dealers. FBR will also receive reimbursement for certain expenses incurred in connection with the Offering. The Holding Company has agreed to indemnify FBR against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended ("Securities Act"). See "The Conversion - Marketing Arrangements."

         The Bank has established a Stock Information Center, which will be managed by FBR, to coordinate the Offering, and answer questions about the Offering received by telephone. All subscribers will be instructed to mail payment to the Stock Information Center or deliver payment directly to the Bank's offices. Payment for shares of Common Stock may be made by cash (if delivered in person), check or money order or by authorization of withdrawal from deposit accounts maintained with the Bank. Such funds will not be available for withdrawal and will not be released until the Conversion is completed or terminated. See "The Conversion - Method of Payment for Subscriptions."


         Purchase Limitations. The Plan of Conversion places limitations on the number of shares which may be purchased in the Conversion by various categories of persons. With the exception of the Tax-Qualified Employee Plans, no Eligible Account Holder, Supplemental Eligible Account Holder, Other Member or director, officer or employee may purchase in their capacity as such in the Subscription Offering more than $200,000 of Common Stock; no person, together with associates of and persons acting in concert with such person, may purchase more than $200,000 of Common Stock in the Public Offering; and no person or group of persons acting in concert (other than the Tax-Qualified Employee Plans) may purchase more than $800,000 of Common Stock in the Conversion. The minimum purchase limitation is 25 shares of Common Stock (representing a minimum purchase of $250). These purchase limits may be increased or decreased consistent with the Office of Thrift Supervision ("OTS") regulations at the sole discretion of the Holding Company and the Bank. See "The Conversion - Offering of Holding Company Common Stock."

         Restrictions on Transfer of Subscription Rights. Prior to the completion of the Conversion, no person may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Common Stock to be issued upon their exercise. Persons found to be selling or otherwise transferring their right to purchase stock in the Subscription Offering or purchasing Common Stock on behalf of another person will be subject to forfeiture of such rights and possible federal penalties and sanctions. See "The Conversion - Restrictions on Transfer of Subscription Rights and Shares."

         Stock Pricing and Number of Shares of Common Stock to be Issued in the Conversion. The Purchase Price of the Common Stock is $10.00 per share and is the same for all purchasers. The aggregate pro forma market value of the Holding Company and Ben Franklin, as converted, was estimated by Ferguson, which is experienced in appraising converting thrift institutions, to be the Estimated Valuation Range. The Board of Directors has reviewed the Estimated Valuation Range as stated in the appraisal and compared it with recent stock trading prices as well as other recent pro forma market value estimates. The Board of Directors has also reviewed the appraisal report, including the assumptions and methodology utilized therein, and determined that it was not unreasonable.

         Depending on market and financial conditions at the time of the completion of the Offering, the total number of shares of Common Stock to be issued in the Conversion may be increased or decreased significantly from the 1,610,000 shares offered hereby and the Purchase Price may be decreased. However, subscribers will be permitted to modify or rescind their subscriptions if the product of the total number of shares to be issued multiplied by the price per share is less than $11,900,000 or more than $18,515,000. The appraisal is not intended to be, and must not be interpreted as, a recommendation of any kind as to the advisability of voting to approve the Conversion or of purchasing shares of Common Stock. The appraisal considers Ben Franklin and the Holding Company only as going concerns and should not be considered as any indication of the liquidation value of Ben Franklin or the Holding Company. Moreover, the appraisal is necessarily based on many factors which change from time to time. There can be no assurance that persons who purchase shares in the Conversion will be able to sell such shares at prices at or above the Purchase Price. See "Pro Forma Data" and "The Conversion - Stock Pricing and Number of Shares to be Issued" for a description of the manner in which such valuation was made and the limitations on its use.

Purchases by Directors and Executive Officers

         The directors and executive officers of Ben Franklin intend to purchase, for investment purposes and at the same price as the shares are sold to other investors in the Conversion, approximately $1,025,000 of Common Stock, or 8.6%, 7.3% or 6.4% of the shares to be sold in the Conversion at the minimum, midpoint and maximum of the Estimated Valuation Range, respectively. In addition, an amount of shares equal to an aggregate of 8% of the shares to be issued in the Conversion is anticipated to be purchased by the ESOP. See "The Conversion - Participation by the Board and Executive Officers."

Potential Benefits of Conversion to Directors and Executive Officers

         Employee Stock Ownership Plan. The Board of Directors of the Bank has adopted an ESOP, a tax-qualified employee benefit plan for officers and employees of the Holding Company and the Bank. All employees of the Bank are eligible to participate in the ESOP after they attain age 21 and complete one year of service. The Bank's contribution to the ESOP is allocated among participants on the basis of their relative compensation. Each participant's account will be credited with cash and shares of Holding Company Common Stock based upon compensation earned during the year with respect to which the contribution is made. The ESOP intends to buy up to 8% of the Common Stock issued in the Conversion (approximately $952,000 to $1.3 million of the Common Stock based on the issuance of the minimum and the maximum of the Estimated Valuation Range and the $10.00 per share Purchase Price). The ESOP will purchase the shares with funds borrowed from the Holding Company, and it is anticipated that the ESOP will repay the loans through periodic tax-deductible contributions from the Bank over a ten-year period. These contributions will increase the compensation expense of the Bank. See "Management - Benefit Plans - Employee Stock Ownership Plan" for a description of this plan.

         Stock Option and Incentive Plan and Recognition and Retention Plan. The Board of Directors of the Holding Company intends to adopt a Stock Option and Incentive Plan (the "Stock Option Plan") and a Recognition and Retention Plan ("RRP") to become effective upon ratification by stockholders following the Conversion. Certain of the directors and executive officers of the Holding Company and the Bank will receive awards under these plans. It is currently anticipated that an amount of shares equal to 10% and 4% of the shares sold in the Conversion will be reserved for issuance under the Stock Option Plan and RRP, respectively. Depending upon market conditions in the future, the Holding Company may purchase shares in the open market to fund these plans. See "Management - Benefit Plans" for a description of these plans.

         Under the proposed Stock Option Plan, it is presently intended that the directors and executive officers be granted options to purchase, in addition to the shares to be issued in the Conversion, an amount of shares equal to __% of the shares sold in the Conversion (or ________ and _______ shares, respectively, of Common Stock based on the minimum and maximum of the Estimated Valuation Range) at an exercise price equal to the market value per share of the Common Stock on the date of grant. Such options will be awarded at no expense to the recipients and pose no financial risk to the recipients until exercised. It is presently anticipated that Joseph J. Gasior and Ronald P. Pedersen will each receive an option to purchase an amount of shares equal to 2.5% of the shares sold in the Conversion (or 29,750 and 40,250 shares, assuming the minimum and maximum of the Estimated Valuation Range, respectively). See "Management - Benefit Plans - Stock Option and Incentive Plan."

         The award and exercise of options pursuant to the Stock Option Plan will not result in any expense to the Holding Company; however, when the options are exercised (or, depending on market conditions, potentially prior to exercise), the per share earnings and book value of existing stockholders will likely be diluted.

         It is also intended that directors and executive officers be granted (at no cost and without any requirement of payment by the grantee) an amount of shares of restricted stock awards equal to __% of the shares sold in the Conversion (or ______ and ______ shares, respectively, based on the minimum and maximum of the Estimated Valuation Range) which will vest over five years commencing one year from stockholder ratification and which will have a total value of $_______ and $_______ based on the Purchase Price of $10.00 per share at the minimum and maximum of the Estimated Valuation Range, respectively. It is presently anticipated that Messrs. Gasior and Pedersen will each receive a restricted stock award equal to 1.0% of the shares sold in the Conversion (or 11,900 and 16,100 shares, assuming the minimum and maximum of the Estimated Valuation Range). The restricted stock award to each of Messrs. Gasior and Pedersen would have an aggregate value ranging from $119,000 and $161,000, (at the minimum and maximum of the Estimated Valuation Range) based upon the original Purchase Price of $10.00 per share. See "Risk Factors - Takeover Defensive Provisions; Dilution of Per Share Value" and "Management - Benefit Plans - Recognition and Retention Plan."

         Following stockholder ratification of the RRP, the RRP will be funded either with shares purchased in the open market or with authorized but unissued shares. Based upon the Purchase Price of $10.00 per share, the amount required to fund the full amount of shares available for grant under the RRP through open-market purchases would range from approximately $476,000 (based upon the sale of shares at the minimum of the Estimated Valuation Range) to approximately $644,000 (based upon the sale of shares at the maximum of the Estimated Valuation Range). In the event that the per share price of the Common Stock increases above the $10.00 per share Purchase Price following completion of the Offering, the amount necessary to fund the RRP would also increase. The expense related to the cost of the RRP will be recognized over the five-year vesting period of the awards made pursuant to such plan. The use of authorized but unissued shares to fund the RRP would dilute the holdings of stockholders who purchase Common Stock in the Conversion. See "Management - Benefit Plans - Recognition and Retention Plan."

         The Holding Company intends to submit the RRP and the Stock Option Plan to stockholders for ratification following completion of the Offering, but in no event prior to six months following the completion of the Conversion. These plans will only be effective if ratified by the stockholders. In the event the Stock Option Plan and the RRP are not ratified by stockholders, management may consider the adoption of alternate incentive plans, although no such plans are currently contemplated. While the Bank believes that the RRP and the Stock Option Plan will provide important incentives for the performance and retention of management, the Bank has no reason to believe that the failure to obtain shareholder ratification of such plans would result in the departure of any members of senior management.

         Employment Agreement. The Holding Company intends to enter into an employment agreement with President Pedersen. It is anticipated that this agreement will provide for a salary equal to the President's current salary, will have an initial term of three years, subject to annual extension, and will become effective upon completion of the Conversion. In general, in the event President Pedersen is terminated without cause, he will be entitled to receive a severance payment equal to nine months' salary. In addition, in the event he is terminated in connection with a change in control, Mr. Pedersen will be entitled to receive a severance payment in lieu of salary equal to 299% of his base compensation, as defined. See "Management -- Executive Compensation."

Use of Proceeds


         The net proceeds from the sale of Common Stock in the Conversion (estimated at $11.4 million, $13.5 million, $15.6 million and $18.0 million based on sales at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively) will substantially increase the capital of Ben Franklin. See "Pro Forma Data." The Holding Company will utilize approximately 50% of the net proceeds from the issuance of the Common Stock to purchase all of the common stock of Ben Franklin to be issued upon Conversion and will retain approximately 50.0% of the net proceeds; provided that the amount retained by the Holding Company will be reduced to the extent required that, upon the completion of the transaction, the Bank's ratio of capital to assets is at least 10%. The proceeds retained by the Holding Company will be invested initially in short-term investments. Such proceeds will subsequently be invested in mortgage backed and other securities comparable to those currently invested in by the Bank and will be available for general corporate purposes, including the possible repurchase of shares of the Common Stock, as permitted by the OTS. The Holding Company currently has no specific plans to make any such repurchases of any of its Common Stock. In addition, the Holding Company intends to provide the funding for the ESOP loan. Based upon the initial Purchase Price of $10.00 per share, the dollar amount of the ESOP loan would range from $952,000 (based upon the sale of shares at the minimum of the Estimated Valuation Range) to $1.3 million (based upon the sale of shares at the maximum of the Estimated Valuation Range). It is anticipated that the ESOP will repay the loan through periodic tax-deductible contributions from the Bank over a ten-year period. The interest rate to be charged by the Holding Company on the ESOP loan will be based upon the Internal Revenue Service ("IRS") prescribed applicable federal rate at the time of origination.


         Finally, the Holding Company currently intends to use a portion of the proceeds to fund a Recognition and Retention Plan ("RRP"), subject to stockholder ratification. Compensation expense related to the RRP will be recognized as share awards vest. See "Pro Forma Data." Following stockholder ratification of the RRP, the RRP will be funded either with shares purchased in the open market or with authorized but unissued shares. Based upon the Purchase Price of $10.00 per share, the amount required to fund the RRP through open-market purchases would range from approximately $476,000 (based upon the sale of shares at the minimum of the Estimated Valuation Range) to approximately $644,000 (based upon the sale of shares at the maximum of the Estimated Valuation Range). In the event that the per share price of the Common Stock increases above the $10.00 per share Purchase Price following completion of the Offering, the amount necessary to fund the RRP would also increase. The use of authorized but unissued shares to fund the RRP could dilute the holdings of stockholders who purchase Common Stock in the Conversion. See "Management - Benefit Plans - Recognition and Retention Plan."


         The net proceeds received by Ben Franklin will become part of Ben Franklin's general funds for use in its business and will be used to support the Bank's existing operations, subject to applicable regulatory restrictions. Immediately upon the completion of the Conversion, it is anticipated that the Bank will invest such proceeds into high quality short-term assets such as U.S. Treasury bills and overnight bank deposits. Subsequently, the Bank intends to redirect the net proceeds to its current and projected lending programs, subject to market conditions. The Bank currently anticipates that the proceeds will be invested in the Bank's traditional lending products such as residential loans as well as the Bank's new lending products such as Title I and multi-family and commercial real estate loans. See "Risk Factors -- Risks Associated with Expansion of Business Activities."


         See "Use of Proceeds" for additional information on the utilization of the offering proceeds as well as OTS restrictions on repurchases of the Holding Company's stock.

Dividends


         The Board of Directors of the Holding Company has not yet established a policy with respect to the payment of cash dividends on the Common Stock. The declaration and payment of dividends are subject to, among other things, the Holding Company's financial condition and results of operations, Ben Franklin's compliance with its regulatory capital requirements, including the fully phased-in capital requirements, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. There can be no assurance as to whether or when the Holding Company will pay a dividend. See "Dividends."


Market for Common Stock

         The Holding Company has applied to have the Common Stock traded on the Nasdaq Stock Market under the symbol "____." In order to be traded on the Nasdaq Stock Market, there must be at least three market makers for the Common Stock. FBR has indicated its intention to make a market in the Holding Company's Common Stock following completion of the Conversion, depending upon the volume of trading activity in the Common Stock and subject to compliance with applicable laws and other regulatory requirements. Additional market makers have not yet been secured by the Holding Company. The Holding Company anticipates that it will be able to secure the additional market makers necessary to enable the Common Stock to be traded on the Nasdaq Stock Market. A public market having the desirable characteristics of depth, liquidity and orderliness, however, depends upon the presence in the marketplace of both willing buyers and sellers of the Common Stock at any given time, which is not within the control of the Holding Company, the Bank or any market maker. Further, no assurance can be given that an investor will be able to resell the Common Stock at or above the Purchase Price after the Conversion. See "Market for Common Stock" and "The Conversion - Stock Pricing and Number of Shares to be Issued."

Risk Factors

         See "Risk Factors" for information regarding certain factors which should be considered by prospective investors, including the Bank's recent decline in net income, risks associated with expansion of business activities, interest rate risk exposure, competition, takeover defensive provisions contained in the Holding Company's certificate of incorporation and bylaws and dilution of per share value, post-conversion overhead expenses, year 2000 compliance, regulatory oversight, the risk of a delayed offering, the absence of an active market for the Common Stock, possible increase in estimated valuation range and number of shares issued and related earnings dilution and the possible consequences of amendment of the Plan of Conversion.

                         SELECTED FINANCIAL INFORMATION

         Set forth below are selected financial and other data of the Bank. The financial data is derived in part from, and should be read in conjunction with, the Financial Statements and Notes of the Bank presented elsewhere in this Prospectus.



      Selected Consolidated Financial Condition and Operations Information

                                                         At December 31
                                       ------------------------------------------------
                                         1997      1996      1995      1994      1993
                                       --------  --------  --------  --------  --------
                                                           (In Thousands)
Selected Financial Condition Data:
  Total assets.......................  $122,591  $106,925  $103,441   $91,851   $84,209
  Cash and cash equivalents..........     7,065     2,524     2,762     3,239     4,024
  Loans receivable, net..............    93,950    92,956    90,396    77,380    67,263
  Mortgage-backed securities:
    Held to maturity.................        79        80       698       711     3,098
    Available for sale...............       495       507       523       530       ---
  Securities:
    Held to maturity.................       510     1,118     3,934     4,954     8,151
    Available for sale...............    18,220     7,423     3,291     3,330       ---
  Deposits...........................   112,754    94,339    88,795    81,653    77,929
  Total borrowings...................       ---     3,700     5,800     2,800       ---
  Total equity.......................     7,800     7,450     6,920     5,958     5,030


                                            For the Years Ended December 31,
                                         ---------------------------------------

                                          1997    1996    1995    1994    1993
                                         ------  ------  ------  ------  ------
                                                         (In Thousands)
Selected Operations Data:
  Total interest income..............   $7,972  $7,775   $7,127  $6,129  $6,022
  Total interest expense.............    4,837   4,681    4,164   3,027   2,926
                                        ------  ------   ------  ------  ------
    Net interest income..............    3,135   3,094    2,963   3,102   3,096
  Provision for loan losses..........      150      33       32      14       1
                                        ------  ------   ------  ------  ------
  Net interest income after provision
    for loan losses..................    2,985   3,061    2,931   3,088   3,095
  Fees and service charges ..........      150     148      140     127     123
  Gain on sales of securities........        1      --       --      --       2
  Other non-interest income..........       31      13       13       7       8
                                        ------  ------   ------  ------  ------
  Total non-interest income..........      182     161      153     134     133
  Total non-interest expense.........    2,668   2,441    1,873   1,757   1,720
                                        ------  ------   ------  ------  ------
  Income before taxes................      499     781    1,211   1,465   1,508
  Income tax provision...............      201     312      484     564     590
  Cumulative effect of change in
    accounting principle.............       --      --       --      --    (102)
                                        ------  ------   ------  ------   -----
  Net income.........................   $  298  $  469   $  727  $  901   $ 816
                                        ======  ======   ======  ======   =====

                    Selected Financial Ratios and Other Data

                                                            December 31,
                                              -------------------------------------
                                               1997    1996    1995    1994    1993
                                              ------  ------  ------  ------  -----
Performance ratios:
  Return on assets (ratio of net income
      to average total assets).............      .27%    .44%    .75%   1.02%    .98
  Return on equity (ratio of net income
      to average equity)...................     3.97    6.79   12.02   16.40   17.66
  Interest rate spread information:
     Average during period.................     2.59    2.64    2.81    3.46    3.75
     End of period.........................     2.42    2.75    2.77    3.28    3.62
     Net interest margin(1)................     2.95    3.00    3.19    3.69    3.94
  Ratio of operating expenses to average
     total assets..........................     2.42    2.29    1.94    1.99    2.07
  Efficiency ratio(2)......................    80.43   74.99   60.13   54.30   53.27
  Ratio of average interest-earning assets
   average to interest-bearing liabilities.   108.07  108.06  108.57  106.39  104.99

Quality ratios:
  Non-performing assets to total assets
   at end of period........................      .05     .43     .13     .02     .09
  Allowance for loan loss to non-performing
   loans...................................   618.46  173.55  172.93  152.94  233.33
  Allowance for loan losses to gross loans
   receivable..............................      .43     .29     .25     .25     .27

Capital ratios:
  Equity to total assets at end of period..     6.36    6.97    6.69    6.49    5.97
  Average equity to average assets.........     6.80    6.48    6.25    6.23    5.55

Other data:
  Number of full service offices...........        2       2       2       2       2


----------------
(1)  Net interest income divided by average interest earning assets.
(2) The efficiency ratio represents non-interest expense (less certain loss provisions) divided by the sum of net interest income and non-interest income (other than net security gains).

                              RECENT FINANCIAL DATA


         The selected financial and other data of the Bank set forth below at and for the three months ended March 31, 1998 and 1997 were derived from unaudited financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial condition and results of operations for the unaudited periods presented have been included. The results of operations and other data presented for three months ended March 31, 1998 are not necessarily indicative of the results of operations which may be expected for the fiscal year ending December 31, 1998. The information presented below is qualified in its entirety by the detailed information and financial statements included elsewhere in this Prospectus and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the audited Financial Statements of the Bank and Notes thereto included elsewhere in this Prospectus.

      Selected Consolidated Financial Condition and Operations Information

                                                  At March 31,   At December 31,
                                                      1998            1997
                                                      ----            ----
                                                        (In Thousands)
Selected Financial Condition Data:
 Total assets ..................................  $132,566        $122,591
 Cash and cash equivalents .....................     6,408           7,065
 Loans receivable, net .........................    97,085          93,950
 Mortgage-backed securities:
   Held to maturity ............................        79              79
   Available for sale ..........................       451             495
 Securities:
   Held to maturity ............................       509             510
   Available for sale ..........................    25,626          18,220
 Deposits ......................................   122,154         112,754
 Total borrowings ..............................         0               0
 Total equity ..................................     8,228           7,880


                                                         For The Three Months
                                                           Ended March 31,
                                                        -----------------------
                                                         1998           1997
                                                         ----           ----
                                                             (In Thousands)
Selected Operations Data:
 Total interest income .............................     $2,262          $1,931
 Total interest expense ............................      1,458           1,150
                                                         ------          ------
 Net interest income ...............................        774             781
 Provision for loan losses .........................          0               0
                                                         ------          ------
 Net Interest income after provision for loan losses                        781
 Fees and service charges ..........................         42              40
 Gain on sales of securities .......................          0               1
 Other non-interest income .........................         61               1
                                                         ------          ------
 Total non-interest income ..........................       103              42
Total non-interest expense ..........................       578             456
                                                         ------          ------
 Income before taxes ................................       299             367
 Income tax provision ...............................       118             145
                                                         ------          ------
Net income ..........................................    $  181          $  222
                                                          ======          ======

                                                            At or for the
                                                          three months ending
                                                         ----------------------
                                                         March 31,    March 31,
                                                           1998         1997
                                                           ----         ----
Performance ratios:
 Return on assets (ratio of net
   income to average total assets)  ...................     0.56       0.82
 Return on equity (ratio of net income
   to average equity) .................................     8.99      12.40
Interest rate spread information:
 Average during period ................................     2.12       2.65
 End of period ........................................     2.20       2.85
 Net interest margin(1) ...............................     2.48       3.01
 Ratio of operating expenses to average
   total assets .......................................     1.80       1.69
 Efficiency ratio(2) ..................................    65.91      55.47
 Ratio of average interest-earning assets
   to average interest-bearing liabilities ............   107.58     108.05

Quality ratios:
 Non-performing assets to total assets
   at end of period ...................................     0.05       0.15
 Allowance for loan losses to non-
   performing loans ...................................   670.00     171.34
 Allowance for losses to gross loans
   receivable .........................................     0.41       0.29

Capital ratios:
 Equity to total assets at end of period ..............     6.21       7.16
 Average equity to average assets .....................     6.27       6.66

Other data:
 Number of full service offices .......................        2          2

------------------

(1)  Net interest income divided by average interest-earning assets.

(2)  The  efficiency  ratio  represents   non-interest   expense  (less  certain
     provisions) divided by the sum net interest income and non-interest income (other than security gains)

Non-Performing Assets. The table below sets forth the amounts and categories of Bank's non-performing assets. Foreclosed assets include acquired in settlement of loans.

                                               March 31,
                                                  1998
                                               ---------
                                             (In Thousands)
Non-accruing loans:
  One-to four-family...................           $ ---
Accruing loans delinquent more
 than 90 days:
   One-to four-family                               60
Foreclosed assets:
   One-to four family..................             ---
                                                   ----
Total non-performing assets............           $ 60.
                                                  =====
Total non-performing assets as a
  percentage of total assets...........           0.05%
                                                  =====


             MANAGEMENT'S DISCUSSION AND ANALYSIS OF RECENT RESULTS


Comparison of Financial Condition at March 31, 1998 and December 31, 1997

         Total assets as March 31, 1998, were $132.6 million compared to $112.6 million at December 31, 1997, an increase of $10.0 million or 8.16%. The increase was primarily the result of an increase in certificates of deposit of $6.8 million and an increase of $2.6 million in non-certificate deposits, which were used to fund a $7.4 million increase in securities and a $3.1 million increase in loans, along with a $657,000 decrease in cash and cash equivalents. The increases in deposits were due to special rate promotions for certificates of deposit and money market accounts, while the loan increase was primarily in one-to-four family mortgage loans.

         Total equity at March 31, 1998 was $8.2 million compared to $7.8 million at December 31, 1997, an increase of $428,000, or 5.49%. This increase was the result of a net income of $181,000 for the three months ended March 31, 1998, as well as a $247,000 increase in the unrealized gain on securities available-for-sale.

Comparison of Operating Results for the Three Months ended March 31, 1998 and March 31, 1997

         General. Net income for the three months ended March 31, 1998, was $181,000 compared to $222,000 for the three months ended March 31, 1997, a decrease of $41,000 or 18.47%. The decrease was primarily a result of a $122,000 increase in non-interest expense and a $7,000 decrease in net interest income. This was offset by a $61,000 increase in non-interest income and a $27,000 decrease in the provision for income taxes.

         Interest Income. Interest income for the three months ended March 31, 1998, was $2.3 million compared to $1.9 million for the three months ended March 31, 1997, an increase of $331,000 or 17.14%. The increase was primarily a result of an increase in the average balance of interest-earning assets to $124.6 million for the three months ended March 31, 1998, from $103.8 million for the three months ended March 31, 1997. This asset growth was offset by a decline in the average yield on interest-earning assets to 7.26% for this period in 1998 compared to 7.44% during the 1997 period.

         Interest Expense. Interest expense for the three months ended March 31, 1998, was $1.5 million compared to $1.2 million for the three months ended March 31, 1997, an increase of $338,000 or 29.39%. The increase was the result of an increase in the average balance of interest-bearing liabilities to $115.8 million for the three months ended March 31, 1998, from $96.1 million for the three months ended March 31, 1997. The average cost of funds increased to 5.14% for the 1998 period as compared to 4.79% for the 1997 period. This increase is the result of various interest rate promotions and other programs aimed at increasing the Bank's share of deposits in the local market area.

         Net Interest Income. Net interest income for the three months ended March 31, 1998, was $774,000 compared to $781,000 for the three months ended March 31, 1997, a decrease of $7,000 or 0.90%. This decrease was the result of a narrowing of the interest spread to 2.12% for the three months ended March 31, 1998, from 2.65% for the same period in 1997. The net interest margin declined to 2.48% from 3.01% for the same periods. The decline in the interest spread was due to the growth in average interest-earning assets and interest-bearing liabilities for the 1998 period as compared to the 1997 period.

         Non-Interest  Income.  Non-interest  income for the three  months ended
March 31, 1998, was $103,000 compared to $42,000 for the three months ended March 31, 1997, an increase of $61,000 or 145.24%. The increase was primarily a result of $59,000 of net loan servicing fees recognized as part of the new Title I loan servicing program. See "Business-Lending Activities-Title I Lending."

         Non-Interest  Expense.  Non-interest expense for the three months ended
March 31, 1998, was $578,000 compared to $456,000 for the three months ended March 31, 1997, an increase of $122,000 or 26.75%. Several factors contributed to the increase including an increase in compensation and employee benefits of $109,000 primarily attributable to an increased number of employees. Data processing expense also increased by $14,000 as a result of loan and deposit growth, while advertising expense increased by $12,000. Offsetting these expenses, was a decrease in other operating expenses of $13,000, primarily due to an increase in the amount of loan origination costs deferred due to increased loan origination volume.

         Income Taxes. The provision for income taxes was $118,000 for the three months ended March 31, 1998, compared to $145,000 for the three months ended March 31, 1997. The decrease was primarily a result of a $68,000 decrease in pretax income.

                                  RISK FACTORS


         The following factors, in addition to those discussed elsewhere in this Prospectus, should be considered by investors before deciding whether to purchase the Common Stock offered in the Offering.


Recent Decline in Net Income

         The Bank's net income has declined from $727,000 in 1995 to $469,000 in 1996 to $298,000 for fiscal 1997. The primary reasons for these declines was a special deposit insurance premium in 1996 and a significant increase in compensation and benefits expense in 1997 attributable to the implementation of several new benefit plans as well as an increase in the number of the Bank's officers and employees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In 1997, the net income level was also impacted by an increase in the provision for loan losses. Management is attempting to address these declines in net income through an expansion of the Bank's lending and fee based activities. However, in view of the likelihood of further increases in the Bank's overhead expenses as well as the risks inherent in the Bank's new activities, there can be no assurance that these efforts will be successful. See "-Increase in Overhead Expense" and "- Risks Associated with Expansion of Business Activities."


         The investment of the proceeds from the Offering is expected to generate income which would increase the Bank's income above the level it would be in the absence of the Conversion. As a result, the return on assets ratio may increase as a result of the Conversion. However, because the percentage increase in the Company's equity resulting from the Conversion is likely to be greater than the increase in earnings attributable to the Conversion, return on equity is likely to decrease as a result of the Conversion. See" Pro Forma Data."

Risks Associated with Expansion of Business Activities

         In early 1997, the Bank hired a new President and Chief Executive Officer with a commercial banking background and began to explore the expansion of its business activities. In particular, the Bank has recently begun to purchase Title I loans from third party lenders with the intention of selling most such loans to the Federal National Mortgage Association ("FNMA") while retaining the servicing in order to build a servicing portfolio. See "Business Lending Activities -- Title I Lending." In addition, the Bank has also recently purchased a participation in a commercial construction loan (although overall construction or development activity is expected to be modest) and intends to begin originating small and medium sized ($1.0 million or less) multi-family and commercial real estate loans. Finally, the Bank is also beginning to consider whether to establish a consumer finance subsidiary which would make loans to persons with a variety of different credit histories and whether to create a new department to offer loan administration and other correspondent services to credit unions.

         The new activities described above are generally believed to involve a higher degree of risk than the Bank's current one to four family residential and home equity lending. In the case of multi-family and commercial real estate lending and commercial construction or development lending, this higher risk is due to the larger size of the loans as well as the effects of general economic conditions on income producing ventures and properties and the difficulty of monitoring these types of loans. In the case of Title I loan servicing, these risks relate primarily to the effects of prepayments or default on the servicing asset. In the case of the Title I loans retained by the Bank, these risks relate to the higher loan to value ratio of such loans and the fact that they are often made to borrowers without strong credit ratings. See "Business-Lending Activities". In the case of consumer lending through a consumer finance subsidiary, there are significant risks associated with the impact of general economic conditions on consumer loans, particularly where the borrowers' debt to income ratios and credit histories are not strong. Finally, there are a number of risks associated with the possible new fee based activities such as correspondent banking including the significant start up costs and uncertain revenue streams from such activities.

         A significant risk related to all of these activities described above is the Bank's lack of experience with respect thereto. Although the Bank's new President and its new Commercial Loan Officer have experience in most of these areas, the Bank does not currently have a seasoned infrastructure and tested procedures in place with respect to these activities. Accordingly, although the Bank intends to limit its investment in new products and services until it gains additional experience with respect thereto, there can be no assurance that the Bank will not experience loan delinquencies and other problems with these new programs as a result of its inexperience.

Interest Rate Risk Exposure

         The Bank's profitability is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits and borrowings. When interest rates rise, the Bank's net interest income tends to be adversely impacted since its liabilities tend to reprice more quickly than its assets. Conversely, in a declining rate environment the Bank's net interest income is generally positively impacted since its assets tend to reprice more slowly than its liabilities.

         Changes in the level of interest rates also affect the amount of loans originated by the Bank and, thus, the amount of loan and commitment fees, as well as the market value of the Bank's interest-earning assets. In addition, increases in interest rates also can result in disintermediation, which is the flow of funds away from savings institutions into direct investments, such as corporate securities and other investment vehicles, which generally pay higher rates of return than savings institutions. Further, a flattening of the "yield curve" (i.e., a decline in the difference between long and short term interest rates), could adversely impact net interest income to the extent that the Bank's assets have a longer average term than its liabilities. Finally, a decline in interest rates could cause loan prepayments which would have an adverse impact on the Bank's loan servicing assets.

         In managing its asset/liability mix, the Bank generally, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, places more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. As a result, the Bank will continue to be significantly vulnerable to changes in interest rates and to decreases in the difference between long and short term interest rates.

         At December 31, 1997, the Bank's net portfolio value would have declined by 26% and 55%, respectively, in the event of a 200 and a 400 basis point increase in general interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Quantitative and Qualitative Disclosures about Market Risk."

Geographic Concentration of Business Activities; Competition.

         The Bank conducts virtually all of its lending, investment and deposit gathering activities through its two offices located in Arlington Heights and Rolling Meadows, Illinois. While these communities have experienced favorable population and economic growth in recent years, in the event of a decline in the economic environment, the Bank's operations and profitability could be adversely affected. See " Business-Market Area".

         Ben Franklin experiences significant competition in its local market area in both originating real estate and other loans and attracting deposits. This competition arises from other savings institutions as well as commercial banks, mortgage banks, credit unions and national and local securities firms. The Bank's competitors include many significantly larger banks, including several large regional banks with offices in Ben Franklin's primary market area. Due to their size, these large banks can achieve certain economies of scale and as a result offer a broader range of products and services than are currently available at the Bank. The Bank attempts to mitigate the effect of such factors by emphasizing customer service. Such competition may limit Ben Franklin's growth in the future. See "Business - Competition."


Takeover Defensive Provisions; Dilution of Per Share Value

         Holding Company and Bank Governing Instruments. Certain provisions of the Holding Company's Certificate of Incorporation and Bylaws assist the Holding Company in maintaining its status as an independent publicly owned corporation. However, such provisions may also block stockholders from approving a potential takeover of the Holding Company which a majority of such stockholders believe to be in their best interests. These provisions provide for, among other things, limiting voting rights of beneficial owners of more than 10.0% of the Common Stock, staggered terms for directors, noncumulative voting for directors, limits on the calling of special meetings, a fair price/supermajority vote requirement for certain business combinations and certain notice requirements. The 80% vote limitation would not affect the ability of an individual who is not the beneficial owner of more than 10.0% of the Common Stock to solicit revocable proxies in a public solicitation for proxies for a particular meeting of stockholders and to vote such proxies. In addition, provisions in the Bank's federal stock Charter that have an anti-takeover effect could also be applicable to changes in control of the Holding Company as the sole shareholder of the Bank. The Bank's Charter includes a provision applicable for five years which prohibits acquisitions and offers to acquire, directly or indirectly, the beneficial ownership of more than 10.0% of the Bank's securities. Any person violating this restriction may not vote the Bank's securities in excess of 10.0%. Any or all of these provisions may discourage potential proxy contests and other takeover attempts, particularly those which have not been negotiated with the Board of Directors. In addition, the Holding Company's certificate of incorporation also authorizes preferred stock with terms to be established by the Board of Directors which may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights and may have a dilutive effect on the ownership interests of holders of the Common Stock. See "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions."

         Regulatory and Statutory Provisions. Federal regulations prohibit, for a period of three years following the completion of the Conversion, any person from offering to acquire or acquiring the beneficial ownership of more than 10.0% of the stock of a converted savings institution or its holding company without prior OTS approval. Federal law also requires OTS approval prior to the acquisition of "control" (as defined in OTS regulations) of an insured institution, including a holding company thereof. See "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions."

         Employment Agreement and Stock Option Plan. The employment agreement and the proposed Stock Option Plan also contain provisions that could have the effect of discouraging takeover attempts of the Holding Company. For more information regarding this agreement, see "Management - Employment Agreement."

         The  proposed  Stock  Option  Plan  contains a provision  allowing  the
Holding Company to issue "Limited Stock Appreciation Rights" which are exercisable only in connection with a change in control and which could have an anti-takeover effect. However, the Holding Company does not currently intend to issue any Limited Stock Appreciation Rights. See "Management - Benefit Plans - Stock Option and Incentive Plan."

         Possible Dilutive Effects. The issuance of additional shares pursuant to the proposed Stock Option Plan and RRP will result in a dilution in the percentage of ownership of the Holding Company of those persons purchasing Common Stock in the Conversion, assuming that the shares utilized to fund the proposed Stock Option Plan and RRP awards come from authorized but unissued shares. Assuming the exercise of all options available under the Stock Option Plan and the award of all shares available under the RRP, and assuming the use of authorized but unissued shares, the interest of stockholders will be diluted by approximately 9.1%% and 3.8%, respectively. See "Pro Forma Data," "Management
- Benefit Plans - Stock Option and Incentive Plan," and "- Recognition and Retention Plan" and "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions." The ownership dilution caused by these plans will result in a lower level of (diluted) earnings per share than would be the case if these plans were not implemented. Also, for financial accounting purposes, certain incentive grants under the proposed RRP will result in the recording of compensation expense over the vesting period. See "Pro Forma Data."

         Voting Control of Directors and Executive Officers. The directors and executive officers (11 persons) of the Bank intend to purchase an aggregate of approximately $1,025,000 or approximately 8.6% of the shares offered in the Conversion at the minimum of the Estimated Valuation Range, or 6.4% of the shares offered in the Conversion at the maximum of the Estimated Valuation
Range. Directors and executive officers will also receive awards under the proposed Stock Option Plan and the proposed RRP. Assuming the purchase of $1,025,000 of Common Stock in the Conversion by directors and executive officers in the aggregate, the full vesting of the restricted stock to be awarded under the proposed RRP and the issuance of shares from authorized but unissued shares in connection with the exercise of all options intended to be awarded under the proposed Stock Option Plan the Conversion and approval of the Stock Option Plan and the RRP by the stockholders, the shares owned by the directors and executive officers in the aggregate would be between 21.2% (at the minimum of the Estimated Valuation Range) and 19.3% (at the maximum of the Estimated Valuation Range) of the outstanding shares. In addition, the ESOP is expected to purchase 8% of the shares sold in the Conversion. This stock ownership, if voted as a block, could defeat takeover attempts or other actions favored by other stockholders.

Increase in Overhead Expense

         In support of the expansion of the Bank's business operations set forth above, since July 1997, the Bank has hired 3 new officers and 14 new employees and may add additional officers and employees. As a result, the Bank's noninterest expense has increased significantly and may rise further in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". In addition, after completion of the Conversion, the Holding Company's noninterest expense is likely to increase further as a result of the financial accounting, legal and tax expenses usually associated with operating as a public company. See "Regulation - Federal and State Taxation" and "Additional Information." In addition, it is currently anticipated that the Holding Company will record additional expense based on the proposed RRP. See "Pro Forma Data" and "Management - Benefit Plans - Recognition and Retention Plan." Finally, the Holding Company will also record additional expense as a result of the adoption of the ESOP. See "Management - Benefit Plans - Employee Stock Ownership Plan."

         Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6") requires an employer to record compensation expense in an amount equal to the fair value of shares committed to be released to employees from an employee stock ownership plan. Assuming shares of Common Stock appreciate in value over time, the adoption of SOP 93-6 may increase compensation expense relating to the ESOP to be established in connection with the Conversion as compared with prior guidance which required the recognition of compensation expense based on the cost of shares acquired by the ESOP. It is impossible to determine at this time the extent of such impact on future net income. See "Pro Forma Data."

Year 2000 Compliance

         A critical issue facing the financial institution industry is concerns over computer systems' ability to process year-date data beyond the year 1999. Except in recently developed year 2000 compliant programs, computer programmers consistently have abbreviated dates by eliminating the first two digits of a year, with the assumption that these two digits would always be "19". Unless corrected, this situation is expected to cause widespread problems on January 1, 2000, when computer systems may recognize this date as January 1, 1900, and process data incorrectly or stop processing altogether. This issue could affect a variety of the Bank's systems from its data processing system which records loan and deposit information to other ancillary systems such as alarms and locking devices.

         The Bank has formed a Year 2000 Committee comprised of all senior officers to ensure that all issues relating to Year 2000 are addressed. Management has developed a plan and, to date, the committee has completed the awareness phase of the project which involves educating all employees and members of the Board of Directors as to the scope and importance of the situation. The committee is currently in the assessment phase which involves testing all systems which may be affected by the issue. As part of its plan, the committee also monitors the progress of its third party vendors as to their plans to be Year 2000 compliant. Management has formulated contingency plans including the possible conversion to a Year 2000 compliant processor, should the need arise. The committee meets periodically among themselves and with the Board of Directors to update the progress relative to the plan. Management estimates that the costs of compliance will not exceed $200,000. Nevertheless, if not properly addressed, these issues could result in interruptions in the Bank's business and have a more significant effect on the Bank's results of operations.


Regulatory Oversight

         The Bank is subject to extensive regulation, supervision and examination by the OTS as its chartering authority and primary federal regulator, and by the FDIC, which insures its deposits up to applicable limits. The Bank is a member of the Federal Home Loan Bank (the "FHLB") of Chicago and is subject to certain limited regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). As the savings and loan holding company of the Bank, the Holding Company will be subject to regulation and oversight by the OTS. See "Regulation." Such regulation and supervision governs the activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities which are intended to strengthen the financial condition of the banking industry, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. See "Regulation - Federal Regulation of Savings Associations" and "- Regulatory Capital Requirements." Any change in such regulation and oversight, whether by the OTS, the Federal Reserve Board, the FDIC or Congress, could have a material impact on the Holding Company, the Bank and their respective operations.

Risk of Delayed Offering

         The Subscription Offering will expire at noon, Arlington Heights, Illinois time, on _________, 1998 unless extended by the Bank and the Holding Company. Depending on the availability of shares and market conditions at or near the completion of the Subscription Offering, the Holding Company may conduct a Public Offering through FBR. If the Offering is extended beyond [_______], 1998, all subscribers will have the right to modify or rescind their subscriptions and to have their subscription funds returned with interest. There can be no assurance that the Offering will not be extended as set forth above.

         A material delay in the completion of the sale of all unsubscribed shares in the Public Offering or otherwise may result in a significant increase in the costs in completing the Conversion. Significant changes in the Bank's operations and financial condition, the aggregate market value of the shares to be issued in the Conversion and general market conditions may occur during such material delay. In the event the Conversion is not consummated within 24 months after the date of the Special Meeting, OTS regulations would require the Bank to charge accrued Conversion costs to then-current period operations. See "The Conversion - Risk of Delayed Offering."

Absence of Active Market for the Common Stock

         The Holding Company, as a newly organized company, has never issued capital stock. Consequently, there is not at this time any market for the Common Stock. The Holding Company has applied for listing of the Common Stock on the Nasdaq Stock Market under the symbol "____." FBR has agreed to act as a market maker and to assist the Holding Company in securing additional market makers to make a market in the Common Stock. However, there can be no assurance that at least three market makers will be obtained, that the Bank will receive final approval for listing on the Nasdaq Stock Market, that an active and liquid market for the Common Stock will develop or be maintained or that resales of the Common Stock can be made at or above the Purchase Price. If additional market makers are not secured or subsequently stop coverage, the Common Stock may not be listed on the Nasdaq Stock Market (or if initially listed, may be delisted), which could reduce the activity and liquidity in the market for the Common Stock. See "Market for Common Stock."

Possible Increase in Estimated Valuation Range and Number of Shares
 Issued and Related Earnings Dilution

         The number of shares to be sold in the Conversion may be increased as a result of an increase in the maximum of the Estimated Valuation Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Subscription Offering. An increase in the number of shares issued would decrease the pro forma net earnings per share and stockholders' equity per share but would increase the Holding Company's pro forma consolidated stockholders' equity and net earnings. See "Pro Forma Data."

Possible Consequences of Amendment to Plan of Conversion

         The Plan of Conversion provides that, if deemed necessary or desirable by the Boards of Directors of the Bank and the Holding Company, the Plan of Conversion may be substantively amended by a two-thirds vote of the respective Boards of Directors of the Bank and the Holding Company, as a result of comments from regulatory authorities or otherwise, at any time with the concurrence of the Securities and Exchange Commission ("SEC") and the OTS. Moreover, if the Plan of Conversion is amended, subscriptions which have been received prior to such amendment will not be refunded unless otherwise required by the SEC or the OTS. If the Plan of Conversion is amended in a manner that is deemed to be material to the subscribers by the Holding Company, subscription funds will be returned to subscribers with interest unless they affirmatively elect to increase, decrease or maintain their subscriptions. No such amendments are currently contemplated, although the Bank reserves the right to increase or decrease purchase limitations without a subscriber resolicitation. See "The Conversion - Approval, Interpretation, Amendment and Termination."

                          BEN FRANKLIN FINANCIAL, INC.

         The Holding  Company  was formed at the  direction  of Ben  Franklin in
March 1998 for the purpose of becoming a savings and loan holding company and owning all of the outstanding stock of the Bank issued in the Conversion. The Holding Company is incorporated under the laws of the State of Delaware. The
Holding Company is authorized to do business in the State of Illinois, and generally is authorized to engage in any activity that is permitted by the Delaware General Corporation Law. The business of the Holding Company initially will consist only of the business of Ben Franklin. The holding company structure will, however, provide the Holding Company with greater flexibility than the Bank has to diversify its business activities, through existing or newly formed subsidiaries, or through acquisitions or mergers of stock financial institutions, as well as, other companies. Although there are no current arrangements, understandings or agreements regarding any such activity or acquisition, the Holding Company will be in a position after the Conversion, subject to regulatory restrictions, to take advantage of any favorable acquisition opportunities that may arise.

         The assets of the Holding Company will consist initially of the stock of Ben Franklin, a note evidencing the Holding Company's loan to the ESOP and up to 50% of the net proceeds from the Conversion (less the amount used to fund the ESOP loan). See "Use of Proceeds." Initially, any activities of the Holding
Company are anticipated to be funded by such retained proceeds and the income thereon and dividends from Ben Franklin, if any. See "Dividends" and "Regulation
- Holding Company Regulation." Thereafter, activities of the Holding Company may also be funded through sales of additional securities, through borrowings and through income generated by other activities of the Holding Company. At this time, there are no plans regarding such other activities other than the intended loan to the ESOP to facilitate its purchase of Common Stock in the Conversion. See "Management - Benefit Plans - Employee Stock Ownership Plan."

         The executive office of the Holding Company is located at 14 N. Dryden Place, Arlington Heights, Illinois. Its telephone number at that address is
(847) 398-0990.


                          BEN FRANKLIN BANK OF ILLINOIS

         Ben Franklin serves the financial needs of communities in its market area through its main office located at 14 N. Dryden Place, Arlington Heights, Illinois and its branch office located at 3148 Kirchoff Road, Rolling Meadows, Illinois. Effective April of 1998, the Bank changed its name from Douglas Savings Bank to Ben Franklin Bank of Illinois. Its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 1997 Ben Franklin had total assets of $122.6 million, deposits of $112.8 million and equity of $7.8 million (or 6.36% of total assets).

         Ben Franklin has been, and intends to continue to be, an independent, community oriented, financial institution. Ben Franklin's business involves attracting deposits from the general public and using such deposits, together with other funds, to originate one- to four-family residential mortgage loans and, to a lesser extent, home equity and other loans primarily in its market area. The Bank also invests in securities and other permissible investments. The Bank has recently expanded its business to include additional activities. See "Risk Factors -- Risks Associated With Expansion of Business Activities."

         The executive office of the Bank is located at 14 N. Dryden Place, Arlington Heights, Illinois. Its telephone number at that address is (847) 398-0990.


                                 USE OF PROCEEDS

         Although the actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed, it is presently anticipated that such net proceeds will be between $11.4 million and $15.6 million (or up to $18.0 million in the event of an increase in the aggregate pro forma market value of the Common Stock of up to 15% above the maximum of the Estimated Valuation Range). See "Pro Forma Data" and "The Conversion Stock Pricing and Number of Shares to be Issued" as to the assumptions used to arrive at such amounts.

         In exchange for all of the common stock of Ben Franklin issued upon conversion, the Holding Company will contribute approximately 50% of the net proceeds from the sale of the Holding Company's Common Stock to Ben Franklin; provided that the amount retained by the Holding Company will be reduced to the extent required, so that, upon the completion of the transaction, the Bank's ratio of capital to assets is at least 10%. On an interim basis, the proceeds will be invested by the Holding Company in short-term investments. The specific types and amounts of short-term assets will be determined based on market conditions at the time of the completion of the Conversion. In addition, the Holding Company intends to provide the funding for the ESOP loan. Based upon the initial Purchase Price of $10.00 per share, the dollar amount of the ESOP loan would range from $952,000 (based upon the sale of shares at the minimum of the Estimated Valuation Range) to $1.3 million (based upon the sale of shares at the maximum of the Estimated Valuation Range). The interest rate to be charged by the Holding Company on the ESOP loan will be based upon the IRS prescribed applicable federal rate at the time of origination. It is anticipated that the ESOP will repay the loan through periodic tax-deductible contributions from the Bank over a ten-year period.


         The net proceeds received by Ben Franklin will become part of Ben Franklin's general funds for use in its business and will be used to support the Bank's existing operations, subject to applicable regulatory restrictions. Immediately upon the completion of the Conversion, it is anticipated that the Bank will invest such proceeds into high quality short-term assets such as U.S. Treasury bills and overnight bank deposits. Subsequently, the Bank will redirect the net proceeds to its current and projected lending programs, subject to market conditions. The types of the loans into which the proceeds are eventually expected to be invested is anticipated to be similar to those currently being originated and purchased by the Bank. See "Risk Factors -- Risks Associated With Expansion of Business Activities."


         After the completion of the Conversion, the Holding Company will redirect the net proceeds invested by it in short-term assets into a variety of mortgage-backed securities and other securities similar to those already held by the Bank. Also, the Holding Company may use a portion of the proceeds to fund the RRP, subject to shareholder approval of such plan. Compensation expense related to the RRP will be recognized as share awards vest. See "Pro Forma Data." Following stockholder ratification of the RRP, the RRP will be funded either with shares purchased in the open market or with authorized but unissued shares. Based upon the initial Purchase Price of $10.00 per share, the amount required to fund the RRP through open-market purchases would range from approximately $496,000 (based upon the sale of shares at the minimum of the Estimated Valuation Range) to approximately $644,000 (based upon the sale of shares at the maximum of the Estimated Valuation Range). In the event that the per share price of the Common Stock increases above the $10.00 per share Purchase Price following completion of the Offering, the amount necessary to fund the RRP would also increase. The use of authorized but unissued shares to fund the RRP could dilute the holdings of stockholders who purchase Common Stock in the Conversion. See "Business - Lending Activities" and " - Investment Activities" and "Management - Benefit Plans - Employee Stock Ownership Plan" and "- Recognition and Retention Plan."

         The proceeds may also be utilized by the Holding Company to repurchase (at prices which may be above or below the initial offering price) shares of the Common Stock through an open market repurchase program subject to limitations contained in OTS regulations, although the Holding Company currently has no specific plan to repurchase any of its stock. In the future, the Board of Directors of the Holding Company will make decisions on the repurchase of the Common Stock based on its view of the appropriateness of the price of the Common Stock as well as the Holding Company's and the Bank's investment opportunities and capital needs. Under current OTS regulations, no repurchases may be made within the first year following Conversion except with OTS approval under "exceptional circumstances." During the second and third years following Conversion, OTS regulations permit, subject to certain limitations, the repurchase of up to five percent of the outstanding shares of stock during each twelve-month period with a greater amount permitted with OTS approval. In general, the OTS regulations do not restrict repurchases thereafter, other than limits on the Bank's ability to pay dividends to the Holding Company to fund the repurchase. For a description of the restrictions on the Bank's ability to provide the Holding Company with funds through dividends or other distributions, see "Dividends" and "The Conversion - Restrictions on Repurchase of Stock."

                                    DIVIDENDS

         The Board of Directors of the Holding Company has not yet established a policy with respect to the payment of cash dividends on the Common Stock. Dividends, when and if paid, will be subject to determination and declaration by the Board of Directors at its discretion. The Holding Company may also consider making a one time only special dividend or distribution (including a tax-free return of capital) provided that the Holding Company will take no steps toward making such a distribution for at least one year following the completion of the Conversion. While the Holding Company's Board of Directors has not established any quantitative factors to utilize in making decisions regarding dividends, it currently anticipates that it will take into account the Holding Company's consolidated financial condition, the Bank's regulatory capital requirements, relevant tax considerations, industry standards, economic conditions, investment opportunities, regulatory restrictions, general business practices and other factors. In no event will the Holding Company pay a cash dividend if the Bank is not meeting its regulatory capital requirements.

         It is not presently anticipated that the Holding Company will conduct significant operations independent of those of Ben Franklin for some time following the Conversion. As such, the Holding Company does not expect to have any significant source of income other than earnings on the net proceeds from the Conversion retained by the Holding Company (which proceeds are currently estimated to range from $11.4 million to $15.6 million based on the minimum and the maximum of the Estimated Valuation Range, respectively) and dividends from Ben Franklin, if any. Consequently, the ability of the Holding Company to pay cash dividends to its stockholders will be dependent upon such retained proceeds and earnings thereon, and upon the ability of Ben Franklin to pay dividends to the Holding Company. See "Description of Capital Stock - Holding Company Capital Stock - Dividends." Ben Franklin, like all savings banks regulated by the OTS, is subject to certain restrictions on the payment of dividends based on its net income, its capital in excess of the regulatory capital requirements and the amount of regulatory capital required for the liquidation account to be established in connection with the Conversion. See "The Conversion - Effects of Conversion to Stock Form on Depositors and Borrowers of the Bank - Liquidation Rights" and "Regulation - Regulatory Capital Requirements" and "- Limitations on Dividends and Other Capital Distributions." Earnings allocated to Ben Franklin's "excess" bad debt reserves and deducted for federal income tax purposes cannot be used by Ben Franklin to pay cash dividends to the Holding Company without adverse tax consequences. See "Regulation - Federal and State Taxation."

                             MARKET FOR COMMON STOCK

         Ben Franklin, as a mutual thrift institution, and the Holding Company, as a newly organized company, have never issued capital stock. Consequently, there is not at this time an existing market for the Common Stock. The Holding Company has applied for listing of the Common Stock on the Nasdaq Stock Market under the symbol "____" upon completion of the Conversion. In order to be quoted on the Nasdaq Stock Market, among other criteria, there must be at least three market makers for the Common Stock. FBR has agreed, subject to certain conditions, to act as a market maker for the Holding Company's Common Stock following the Conversion, and assist in securing additional market makers to do the same. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of both willing buyers and sellers of the Common Stock at any given time. Accordingly, there can be no assurance that an active and liquid market for the Common Stock will develop or be maintained or that resales of the Common Stock can be made at or above the Purchase Price. See "The Conversion Stock Pricing and Number of Shares to be Issued."

                                 PRO FORMA DATA

         The following table sets forth the historical net loss, equity and per share data of Ben Franklin at and for the fiscal year ended December 31, 1997, and after giving effect to the Conversion, the pro forma net income, capital stock and stockholders' equity and per share data of the Holding Company at and for the fiscal year ended December 31, 1997. The pro forma data has been computed on the assumptions that (i) the specified number of shares of Common Stock was sold at the beginning of the specified period and yielded net proceeds to the Holding Company as indicated, (ii) 50% of such net proceeds were retained by the Holding Company and the remainder were used to purchase all of the stock of Ben Franklin, and (iii) such net proceeds, less the amount of the ESOP and RRP funding, were invested by the Bank and Holding Company at the beginning of the period to yield a pre-tax return of 5.55% for the fiscal year ended December 31, 1997. The after-tax rate of return is 3.33% assuming a combined state and federal income tax rate of

40%. The assumed return is based upon the market yield rate on one-year U.S. Government Treasury Securities as of December 31, 1997. The use of this current rate is viewed to be more relevant in the current interest rate environment than the use of an arithmetic average of the weighted average yield earned by the Bank on its interest-earning assets and the weighted average rate paid on its deposits during such periods. Expenses (including the FBR marketing fee) are estimated to be $550,000. The pro forma net income amounts derived from the assumptions set forth herein should not be considered indicative of the actual results of operations of the Holding Company that would have been attained for any period if the Conversion had been actually consummated at the beginning of such period, and the assumptions regarding investment yields should not be considered indicative of the actual yields expected to be achieved during any future period.

         The total number of shares to be issued in the Conversion may be increased or decreased significantly, or the price per share decreased, to reflect changes in market and financial conditions prior to the close of the Offering. However, if the aggregate Purchase Price of the Common Stock sold in the Conversion is below $11,900,000 (the minimum of the Estimated Valuation Range) or more than $18,515,000 (15% above the maximum of the Estimated Valuation Range), subscribers will be offered the opportunity to modify or cancel their subscriptions. See "The Conversion - Stock Pricing and Number of Shares to be Issued."



                                                                         At or For the Year Ended December 31, 1997
                                                               -------------------------------------------------------------------
                                                                                                                       15% Above
                                                                        Minimum        Midpoint         Maximum         Maximum
                                                                       1,190,000       1,400,000       1,610,000       1,851,500
                                                                       Shares at       Shares at       Shares at       Shares at
                                                                      $10.00 per      $10.00 per      $10.00 per      $10.00 per
                                                                         Share           Share           Share           Share
                                                               ------------------ -------------- ---------------- ----------------
                                                                         (Dollars in Thousands, Except Share Amounts)
Gross proceeds................................................       $  11,900      $   14,000      $   16,100      $   18,515
Less offering expenses and commissions........................            (550)           (550)           (550)           (550)
                                                                 -------------  --------------  --------------  --------------
 Estimated net conversion proceeds............................          11,350          13,450          15,550          17,965
Less ESOP shares..............................................            (952)         (1,120)         (1,288)         (1,481)
Less RRP shares...............................................            (476)           (560)           (644)           (741)
                                                                 -------------  -------------   -------------   -------------
 Estimated proceeds available for investment(1)...............      $    9,922      $   11,770      $   13,618      $   15,743
                                                                    ==========      ==========      ==========      ==========
Net Income:
  Historical..................................................      $      298      $      298      $      298      $      298
Pro Forma Adjustments:
   Net earnings from proceeds(2)..............................             330             392             453             524
   ESOP(3)....................................................             (57)            (67)            (77)            (89)
   RRP(4).....................................................             (57)            (67)            (77)            (89)
                                                                 -------------  --------------  --------------  --------------
     Pro forma net income(5)..................................      $      514      $      556      $      597      $      644
                                                                   ===========    ============    ============    ============
Net Income Per Share:
    Historical(6).............................................      $     0.27      $     0.23      $     0.20      $     0.17
Pro forma Adjustments:
     Net earnings from proceeds...............................            0.30            0.30            0.30            0.31
     ESOP(3)..................................................           (0.05)          (0.05)          (0.05)          (0.05)
     RRP(4)...................................................           (0.05)          (0.05)          (0.05)          (0.05)
                                                                  ------------    ------------   -------------    ------------
         Pro forma net income per share(3)(4).................      $     0.47      $     0.43      $     0.40      $     0.38
                                                                   ===========    ============    ============    ============
           Number of shares...................................       1,104,320       1,299,200       1,494,080       1,718,192
Stockholders' Equity (Book Value) Per Share(7):
   Historical.................................................      $    7,800      $    7,800      $    7,800      $    7,800
Pro Forma Adjustments:
  Estimated net Conversion proceeds...........................          11,350          13,450          15,550          17,965
  Less common stock acquired by:
   ESOP(3)....................................................            (952)         (1,120)         (1,288)         (1,481)
   RRP(4).....................................................            (476)           (560)           (644)           (741)
                                                                  ------------   -------------   -------------   -------------
       Pro forma book value(4)................................      $   17,722      $   19,570      $   21,418      $   23,543
                                                                     =========      ==========      ==========      ==========
Stockholders' Equity (Book Value)(7):
Per Share(6):
  Historical..................................................      $     6.55      $     5.57      $     4.84      $     4.21
Pro Forma Per Share Adjustments:
  Estimated net Conversion proceeds...........................            9.54            9.61            9.66            9.70
 Less common stock acquired by:
   ESOP(3)....................................................           (0.80)          (0.80)          (0.80)          (0.80)
   RRP(4).....................................................           (0.40)          (0.40)          (0.40)          (0.40)
                                                                   -----------    ------------   -------------    ------------
       Pro forma book value per share(5)......................      $    14.89      $    13.98      $    13.30      $    12.71
                                                                   ===========     ===========     ===========     ===========
Offering price per share to as a percentage of Pro Forma
   Sockholders' equity per share.............................            67.2%           71.5%           75.2%           78.7%
                                                                  ============   =============   =============   =============
Ratio of offering price per share to Pro Forma net
   income per share...........................................            21.3x           23.3x           25.0x           26.3x
                                                                  ============   =============   =============   =============
Number of shares..............................................       1,190,000       1,400,000       1,610,000       1,851,500

----------

(1) Reflects a reduction to net proceeds for the cost of the ESOP and the RRP (which is subject to shareholder ratification) which it is assumed will be funded from the net proceeds retained by the Holding Company.

(2) No effect has been given to withdrawals from savings accounts for the purpose of purchasing Common Stock in the Conversion. For purposes of calculating pro forma net income, proceeds attributable to purchases by the ESOP and RRP, which purchases are to be funded by the Holding Company and the Bank, have been deducted from net proceeds.

(3) It is assumed that 8% of the shares of Common Stock offered in the Conversion will be purchased by the ESOP. The funds used to acquire such shares will be borrowed by the ESOP from the net proceeds from the Conversion retained by the Holding Company. The Bank intends to make contributions to the ESOP in amounts at least equal to the principal and interest requirement of the debt. The Bank's payment of the ESOP debt is based upon equal installments of principal and interest over a ten-year period. However, assuming the Holding Company makes the ESOP loan, interest income earned by the Holding Company on the ESOP debt will offset the interest paid by the Bank. The amount of ESOP debt is reflected as a reduction of stockholders' equity. In the event that the ESOP were to receive a loan from an independent third party, both ESOP expense and earnings on the proceeds retained by the Holding Company would be expected to increase. Only the ESOP shares committed to be released are considered to be outstanding for the purpose of the earnings per share calculations.

(4) Adjustments to both book value and net earnings have been made to give effect to the proposed open market purchase (based upon an assumed purchase price of $10.00 per share) following Conversion by the RRP (subject to stockholder ratification of such plan) of an amount of shares equal to 4% of the shares of Common Stock sold in the Conversion for the benefit of certain directors, officers and employees. Funds used by the RRP to purchase the shares will be contributed to the RRP by the Holding Company if the RRP is ratified by stockholders following the Conversion. Therefore, this funding is assumed to reduce the proceeds available for reinvestment. For financial accounting purposes, the amount of the contribution will be recorded as a compensation expense (after giving effect to a combined federal and state income tax rate of 40%) over the period of vesting. These grants are scheduled to vest in equal annual installments over the five years following stockholder ratification of the RRP. However, all unvested grants will be forfeited in the case of recipients who fail to maintain continuous service with the Holding Company or its subsidiaries. In the event the RRP is unable to purchase a sufficient number of shares of Common Stock to fund the RRP, the RRP may issue authorized but unissued shares of Common Stock from the Holding Company to fund the remaining balance. In the event the RRP is funded by the issuance of authorized but unissued shares in an amount equal to 4.0% of the shares sold in the Conversion, the interests of existing stockholders would be diluted by approximately 3.8%.


     In the event that the RRP is funded through authorized but unissued shares, for the year ended December 31, 1997, pro forma net income per share would be $.46, $.42, $.40 and $.37, respectively, and pro forma stockholders' equity per share would be $14.70, $13.83, $13.18 and $12.61, respectively, in each case at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range.

(5) No effect has been given to the shares to be reserved for issuance under the proposed Stock Option Plan which is expected to be adopted by the Holding Company following the Conversion, subject to stockholder approval. In the event the Stock Option Plan is funded by the issuance of authorized but unissued shares in an amount equal to 10% of the shares sold in the Conversion, at $10.00 per share and all options are vested and exercised immediately, the interests of existing stockholders would be diluted as follows: pro forma net income per share for the year ended December 31, 1997 would be $.45, $.42, $.39 and $.37, respectively, and pro forma stockholders' equity per share would be $14.45, $13.62, $13.00 and $12.47, respectively, in each case at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range. In the alternative, the Holding Company may purchase shares in the open market to fund the Stock Option Plan following stockholder approval of such plan. To the extent, the entire 10% of the shares to be reserved for issuance under the Stock Option Plan were funded through open market purchases at the Purchase Price of $10.00 per share, proceeds available for reinvestment would be reduced by $1,190,000, $1,400,000, $1,610,000 and $1,851,500 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range. See "Management - Benefit Plans - Stock Option and Incentive Plan."


(6) Historical pro forma per share amounts have been computed as if the shares of Common Stock indicated had been outstanding at the beginning of the periods or on the dates shown, but without any adjustment of historical net income or historical equity to reflect the investment of the estimated net proceeds of the sale of shares in the Conversion as described above. All ESOP shares have been considered outstanding for purposes of computing book value per share. Pro forma share amounts have been computed by dividing the pro forma net income or stockholders' equity (book value) by the number of shares indicated as outstanding under SOP 93-6.

(7) "Book value" represents the difference between the stated amounts of the Bank's assets and liabilities computed in accordance with generally accepted accounting principles. The amounts shown do not reflect the effect of the Liquidation Account which will be established for the benefit of Eligible and Supplemental Eligible Account Holders in the Conversion, or the federal income tax consequences of the restoration to income of the Bank's special bad debt reserves for income tax purposes which would be required in the unlikely event of liquidation. See "The Conversion - Effects of Conversion to Stock Form on Depositors and Borrowers of the Bank" and "Regulation - Federal and State Taxation." The amounts shown for book value do not represent fair market values or amounts, if any, distributable to stockholders in the unlikely event of liquidation.

                      PRO FORMA REGULATORY CAPITAL ANALYSIS

   As of December 31, 1997, the Bank would have exceeded each of the OTS capital requirements on both a current and a fully phased-in basis had it been subject to such requirements on such date. Set forth below is a summary of the Bank's pro forma compliance with the OTS capital standards as of December 31, 1997 assuming that it had been subject to such standards on such date and based on historical capital. The table also assumes that the indicated number of shares were sold as of such date using the assumptions contained under the caption "Pro Forma Data."

                                                                             Pro Forma at December 31, 1997
                                             ---------------------------------------------------------------------------------------
                                                                                                                  1,851,500 Shares
                                                  1,190,000 Shares        1,400,000 Shares     1,610,000 Shares       15% above
                            Historical                Minimum                 Midpoint             Maximum             Maximum
                         ------------------- ----------------------- ---------------------- ------------------- --------------------
                         Amount    Percent       Amount    Percent       Amount    Percent     Amount   Percent     Amount  Percent
                         ------    -------       ------    -------       ------    -------     ------   -------     ------  -------
                                                                               (Dollars in Thousands)
GAAP Capital(2)......... $7,800       6.4%      $13,207      10.2%      $13,225      10.2%    $13,643     10.5%    $14,561    11.1%
                         ======    ======       =======     =====       =======      ====    ========     ====     =======   =====
Tangible Capital(3):
  Capital level......... $7,426       6.1%      $12,833      10.0%      $12,851      10.0%    $13,269     10.3%    $14,187    10.9%
  Requirement...........  1,830       1.5         1,925       1.5         1,928       1.5       1,936      1.5       1,953     1.5
                        -------    ------     ---------    ------     ---------     -----   ---------   ------  ----------   -----
  Excess................ $5,596       4.6%      $10,908       8.5%      $10,923       8.5%    $11,333      8.8%    $12,234     9.4%
                         ======    ======       =======    ======       =======     =====     =======   ======   ========
Core Capital(3):
  Capital level......... $7,426       6.1%      $12,833      10.0%      $12,851      10.0%    $13,269     10.3%    $14,187    10.9%
  Requirement(4)........  3,659       3.0         3,850       3.0         3,855       3.0       3,873      3.0       3,906     3.0
                        -------     ------    ---------   -------     ---------     -----   ---------    -----   ---------   -----
  Excess................ $3,767       3.1%     $  8,983       7.0%     $  8,996       7.0%   $  9,396      7.3%    $10,281     7.9%
                         ======      ====      ========    ======      ========     =====    ========    =====     =======   =====
Risk-Based Capital(3):
  Capital level(5)...... $7,828      11.2%      $13,235      18.7%      $13,253      18.7%    $13,671     19.2%    $14,589    20.5%
  Requirement(1)........  5,574       8.0         5,676       8.0         5,679       8.0       5,688      8.0       5,706     8.0
                        -------    ------     ---------   -------     ---------    ------   ---------   ------- ----------   -----
  Excess................$ 2,254       3.2%     $  7,559      10.7%     $  7,574      10.7%   $  7,983     11.2%  $   8,883    12.5%
                        =======    ======      ========   =======      ========     =====    ========    =====   =========   =====

(1) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk-weight.

(2) Total equity as calculated under generally accepted accounting principles ("GAAP"). Assumes that the Bank receives 50% of the net proceeds or such amount (up to 60.2%) as will give the Bank, upon completion of the transaction, a capital to assets ratio of 10%, offset in part, by the aggregate Purchase Price of Common Stock acquired at a price of $10.00 per share by the ESOP in the Conversion and the RRP (assuming stockholder ratification of such plan following completion of the Conversion).

(3)  Tangible  and core  capital  figures  are  determined  as a  percentage  of adjusted total assets; risk-based capital figures are determined as a percentage of risk-weighted assets. Unrealized gains and losses on debt securities available for sale are excluded from tangible, core and risk-based capital. Adjusted total assets at the minimum, midpoint, maximum, and 15% above the maximum were, $128.3 million, $128.5 million, $129.1 million and $130.2 million, respectively. Risk weighted assets at the minimum, midpoint, maximum and 15% above the maximum were $70.9 million, $71.0 million, $71.1 million and $71.3 million, respectively.

(4) The OTS has proposed a core capital requirement for savings associations comparable to the requirement for national banks. This proposed core capital ratio is 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness ("CAMEL" rating), with a 3% to 4% core capital requirement for all other thrifts. See "Regulation
     - Regulatory Capital Requirements."

(5) Includes $402,000 of the allowance for loan losses which qualifies as supplementary capital. See "Regulation - Regulatory Capital Requirements."

                                 CAPITALIZATION

          Set forth below is the capitalization, including deposits, of Ben Franklin as of December 31, 1997, and the pro forma capitalization of the Holding Company at the minimum, the midpoint, the maximum and 15% above the maximum of the Estimated Valuation Range, after giving effect to the Conversion and based on other assumptions set forth in the table and under the caption "Pro Forma Data."

                                                                         Holding Company - Pro Forma Based
                                                                           Upon Sale at $10.00 per share
                                                             ----------------------------------------------------------

                                                                 Minimum        Midpoint      Maximum        Maximum
                                                                1,190,000      1,400,000     1,610,000     as adjusted
                                                    Actual        Shares         Shares        Shares       1,851,500
                                                   --------       ------         ------        ------       ---------
                                                                    (In Thousands, Except Share Amounts)
Deposits(1).................................       $112,754      $112,754       $112,754      $112,754      $112,754
Borrowings..................................            ---           ---            ---           ---           ---
                                                   --------      --------       --------      --------      --------
    Total deposits and borrowed funds.......       $112,754      $112,754       $112,754      $112,754      $112,754
                                                   ========      ========       ========      ========      ========
Stockholders' equity:
  Common Stock ($0.01 par value)
   2.5 million shares authorized; shares to
   be issued as reflected(2)................        $   ---      $     12       $     14      $     16      $     19
  Additional paid-in capital................            ---        11,338         13,436        15,534        17,946
  Retained earnings, substantially
  restricted(3).............................          7,426         7,426          7,426         7,426         7,426
  Net unrealized gains on securities
     available for sale.....................            374           374            374           374           374
Preferred Stock-- ($0.01 par value) 100,000
  Shares authorized; no shares expected
  to be issued..............................            ---           ---            ---           ---           ---
Less:
  Common Stock acquired by ESOP(4)..........            ---          (952)        (1,120)       (1,288)       (1,481)
  Common Stock acquired by RRP(4)...........            ---          (476)          (560)         (644)         (741)
                                                    -------      --------     ----------    ----------    ----------
    Total stockholders' equity..............        $ 7,800      $ 17,722     $   19,570    $   21,418    $   23,543
                                                    =======      ========     ==========    ==========    ==========


(1) No effect has been given to withdrawals from deposit accounts for the purpose of purchasing Common Stock in the Conversion. Any such withdrawals will reduce pro forma deposits by the amount of such withdrawals.

(2) Does not reflect the shares of Common Stock that may be reserved for issuance pursuant to the Stock Option Plan.

(3) See "Dividends" and "Regulation - Limitations on Dividends and Other Capital Distributions" regarding restrictions on future dividend payments and "The Conversion - Effects of Conversion to Stock Form on Depositors and Borrowers of the Bank" regarding the liquidation account to be established upon Conversion.

(4) Assumes that 8% of the shares sold in the Conversion will be purchased by the ESOP. The funds used to acquire the ESOP shares will be borrowed from the Holding Company. The Bank intends to make contributions to the ESOP sufficient to service and ultimately retire the ESOP's debt over a ten-year period. Also assumes that an amount of shares equal to 4% of the amount of shares sold in the Conversion will be acquired by the RRP, following shareholder ratification of such plan after completion of the Conversion. In the event that the RRP is funded by the issuance of authorized but unissued shares in an amount equal to 4% of the shares sold in the Conversion, the interest of existing stockholders would be diluted by approximately 3.8%. The amount to be borrowed by the ESOP and the Common Stock acquired by the RRP is reflected as a reduction of stockholders' equity. See "Management - Benefit Plans - Employee Stock Ownership Plan" and "- Recognition and Retention Plan."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis should be read in conjunction with the Bank's financial statements and related notes and with the statistical information and financial data included in this document.

          When used in this document, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", or similar expressions are intended to identify "forward looking statements". Such statements are subject to certain risks and uncertainties-including, changes in economic conditions in the Bank's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Bank's market area, and competition that could cause actual results to differ materially from historical results and those presently anticipated or projected. The Bank wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. The Bank wishes to advise readers that the factors listed above could affect the Bank's financial performance and could cause the Bank's actual results for future periods to materially differ from any opinions or statements expressed with respect to future periods in any current statements.

General

          The Bank is engaged primarily in attracting deposits from the general public and using such deposits to originate one-to-four family residential mortgage and, to a lesser extent, consumer and other loans primarily in its market areas, and to acquire securities. In early 1997, the Bank hired a new President with a commercial banking background and began to expand the Bank's lending and fee based activities. In particular, the Bank has begun to acquire Title I loans and servicing and is about to begin originating small and medium sized ($1.0 million or less) multi-family and commercial real estate loans. The Bank has also purchased an interest in a commercial construction loan, although the overall level of construction and development lending is expected to be modest. Finally, the Bank is currently considering establishing a consumer finance subsidiary and/or a new department which would offer loan administration and other correspondent services to credit unions. See "Risk Factors -- Risks Associated With Expansion of Business Activities."

          The Bank's revenues are derived principally from interest earned on loans and securities. The operations of the Bank are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies. The Bank's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered.

          The Bank's net interest income is dependent primarily upon the difference or spread between the average yield earned on loans receivable and securities and the average rate paid on deposits, as well as the relative amounts of such assets and liabilities. The Bank, like other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or an a different basis, than its interest-earning assets.

Comparison of Financial Condition at December 31, 1997 and December 31, 1996

          Total assets at December 31, 1997 were $122.6 million compared to $106.9 million at December 31, 1996, an increase of $15.7 million, or 14.65%. The increase was primarily the result of an increase in certificates of deposit of $13.7 million and an increase of $4.7 million in non-certificate deposits which were used to fund a $10.2 million increase in securities, a $4.5 million increase in cash and cash equivalents and a $3.7 million reduction in federal funds purchased as the Bank realized competitive opportunities to raise deposit funds. The increases in deposits were due to special rate promotions. Total gross loans increased $1.1 million, primarily in one- to four- family mortgage loans.

          Total equity at December 31, 1997 was $7.8 million compared to $7.4 million at December 31, 1996, an increase of $350,000, or 4.70% as a result of $298,000 of net income for the year as well as a $52,000 increase in the unrealized gain on securities available-for-sale.

Results of Operations

          The Bank's results of operations depend primarily upon the level of net interest income, which is the difference between the interest income earned on its interest-earning assets such as loans and securities, and the costs of the Bank's interest-bearing liabilities, primarily deposits and borrowings.
Results of operations are also dependent upon the level of the Bank's noninterest income, including fee income and service charges, and affected by the level of its noninterest expenses, including its general and administrative expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively.

         The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Management does not believe that the use of monthly average balances instead of daily average balances has caused any material differences in the information presented. Non-accruing loans have been included in the average loan amounts.

                                                                          Year Ended December 31,
                                       ---------------------------------------------------------------------------------------------
                                                    1997                            1996                           1995
                                       ------------------------------ ------------------------------- ------------------------------
                                        Average   Interest             Average   Interest               Average   Interest
                                      Outstanding  Earned/           Outstanding  Earned/             Outstanding  Earned/
                                        Balance     Paid   Yield/Rate  Balance     Paid    Yield/Rate   Balance     Paid  Yield/Rate
                                        -------     ----   ----------  -------     ----    ----------   -------     ----  ----------
                                                                         (Dollars in Thousands)
Interest-Earning Assets:
  Loans receivable....................$  93,732  $  7,209     7.69% $  93,285   $  7,196       7.71%  $  82,909   $6,506    7.85%
  Investment and mortgage backed
   securities.........................   10,629       688     6.47      8,866        562       6.34       9,443      600    6.35
  Interest-bearing deposits...........      725        16     2.21        818         17       2.08         479       21    4.38
  Federal funds sold..................    1,064        59     5.55        ---        ---        ---         ---      ---     ---
                                      --------- ---------           ---------   --------  ---------    --------
    Total earning assets..............  106,150     7,972     7.51    102,969      7,775       7.55      92,831    7,127    7.68
  Non-interest earning assets.........    4,229                         3,727                            3,905
                                      ---------                     ---------                        ---------
    Total assets...................... $110,379                     $ 106,696                          $96,736
                                       ========                      ========                          =======
Interest-Bearing Liabilities:
  Savings and CDs.....................$  83,262     4,289     5.15  $  76,128      3,970       5.21  $  71,945     3,695    5.14
  Demand, money market and NOW........   10,917       321     2.94     12,012        315       2.62     10,868       307    2.82
  Federal funds purchased.............    4,048       227     5.61      5,311        292       5.50      2,694       162    6.01
  FHLB advances.......................      ---       ---               1,834        104       5.67        ---       ---     ---
                                      ---------  --------            --------   --------              ---------  -------
    Total interest-bearing liabilities   98,227     4,837     4.92     95,285      4,681       4.91     85,507     4,164    4.87
                                                 --------                        -------                           -----
  Non-interest-bearing liabilities....    4,641                         4,502                            5,180
                                      ---------                      --------                       ----------
    Total liabilities.................  102,868                        99,787                           90,687
  Equity..............................    7,511                         6,909                            6,049
                                      ---------                      --------                       ----------
    Total liabilities and equity...... $110,379                      $106,696                          $96,736
                                       ========                      ========                          =======
Net interest/income spread............            $ 3,135     2.59%             $  3,094       2.64%              $2,963    2.81%
                                                  =======     ====              ========       ====               ======    ====
Net interest margin...................                        2.95%                            3.00%                        3.19%
                                                              ====                             ====                         ====
Ratio of interest-earning assets to
 interest-bearing liabilities.........  108.07%                       108.06%                          108.57%
                                        ======                       =======                          =======

          The following table presents the weighted average contractual yields earned on loans and securities, the combined weighted average yield on interest-earning assets, the weighted average rates paid on deposits and borrowings, the combined weighted average rate paid on interest-bearing liabilities and the resultant interest rate spread at December 31, 1997.


                    Weighted Average Yields Earned/Rates Paid
                                December 31, 1997
--------------------------------------------------------------------------------

Weighted average yield on:
   Loans receivable..........................................         7.74%
   Total securities..........................................         6.45
   Interest-bearing deposits.................................         6.47
   Federal funds sold........................................         6.00
   Combined weighted average yield on interest-earning
     assets..................................................         7.46

Weighted average rate paid on deposits.......................         5.04

Spread.......................................................         2.42%

          The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                             Year Ended December 31,             Year Ended December 31,
                                                  1997 vs. 1996                       1996 vs. 1995
                                        -------------------------------      --------------------------------
                                              Increase           Total            Increase           Total
                                             (Decrease)        Increase          (Decrease)         Increase
                                               Due to         (Decrease)           Due to          (Decrease)
                                               ------         ----------           ------          ----------
                                         Volume       Rate                   Volume       Rate
                                         ------      -----                   ------      -----
                                                                   (In Thousands)
Interest-earning assets:
 Loans receivable.......................  $  34      $(21)         $ 13        $802      $(112)        $690
 Federal funds sold.....................     59        ---           59         ---         ---         ---
 Investment and mortgage-backed
   securities...........................    114         12          126        (37)         (1)        (38)
Interest-bearing deposits...............    (2)          1          (1)          10        (14)         (4)
                                          ----        ----       -----        -----     ------    --------
   Total interest-earning assets........    205        (8)          197         775       (127)         648
                                          -----       ---          ----        ----       ----       ------

Interest-bearing liabilities:
  Savings and CDs.......................    368       (49)          319         217          58         275
  Demand, money market  and NOW.........   (30)         36            6          31        (23)           8
  Federal funds purchased...............   (71)          6         (65)         145        (15)         130
  FHLB advances.........................  (104)        ---        (104)         104         ---         104
                                          ----         ---        ----         ----      ------      ------
   Total interest-bearing liabilities...    163        (7)          156         497          20         517
                                          -----       ----        -----        ----       -----      ------

Net interest/spread.....................  $  42      $ (1)        $  41        $278      $(147)        $131
                                          =====      ====         =====        ====      =====         ====


Comparison of Operating Results for the Years Ended December 31, 1997 and
 December 31, 1996

       General. Net income for the year ended December 31, 1997 was $298,000 compared to $469,000 for the year ended December 31, 1996, a decrease of $171,000, or 36.46%. The decrease was primarily a result of a $227,000 increase in non-interest expense combined with a $117,000 increase in the provision for loan losses. These increases were partially offset by increases of $41,000 and $21,000 of net interest income and non-interest income, respectively and a decrease of $111,000 in the provision for income taxes.

       Interest Income. Interest income for the year ended December 31, 1997 was $8.0 million compared to $7.8 million for the year ended December 31, 1996, an increase of $197,000, or 2.53%. The increase was primarily a result of an increase in the average balance of interest-earning assets to $106.1 million for the year ended December 31, 1997 from $103.0 million for the year ended December 31, 1996 offsetting a decline in the average yield on interest-earning assets to 7.51% for the year ended December 31, 1997 from 7.55% for the year ended December 31, 1996.

       Interest Expense. Interest expense for the year ended December 31, 1997 was $4.8 million compared to $4.7 million for the year ended December 31, 1996, an increase of $156,000, or 3.33%. The increase was the result of an increase in the average balance of interest-bearing liabilities to $98.2 million for the year ended December 31, 1997 from $95.3 million for the year ended December 31, 1996. The average cost of funds increased nominally to 4.92% for the year ended December 31, 1997 from 4.91% for the year ended December 31, 1996. The average cost of savings and certificates of deposit decreased to 5.15% for the year ended December 31, 1997 from 5.21% for the year ended December 31, 1996 which was offset by an increase in the average cost of demand and NOW accounts to 2.94% for the year ended December 31, 1997 from 2.62% for the year ended December 31, 1996. These fluctuations in the cost paid on the various deposit products were a direct result of competitive pressures within the Bank's market area.

         Net Interest Income. Net interest income of $3.1 million for the year ended December 31, 1997 reflects an increase of $41,000 or 1.33% from the same period in 1996. The increase in net interest income was primarily a result of growth in the interest-earning assets and interest-bearing liabilities which more than offset a decrease in the net interest spread to 2.59% for the year ended December 31, 1997 from 2.64% for the year ended December 31, 1996, as well as a decrease in the net interest margin to 2.95% from 3.00% for the same period.


         Provision for Loan Losses. The Bank's provision for loan losses for the year ended December 31, 1997 was $150,000 compared to $33,000 for the year ended December 31, 1996. The increase was due in part to management's reassessment of the risk weightings assigned to various types of loans in its calculation of the allowance for loan losses based on increases in automobile and home improvement loans which carry somewhat increased credit risk as compared to one-to-four family mortgage loans, as well as a $1.9 million increase in mortgage loans during 1997. In addition, management considers loan growth based on statistical percentages developed considering past loss experiences, delinquency trends, charge off activity during the year, peer group comparisons, general economic factors and other factors in evaluating the adequacy of the allowance for loan losses. Gross loans increased $1.1 million, or 1.21% from 1996. The allowance for loan losses represented .43% and .29% of gross loans receivable at December 31, 1997 and 1996, respectively.

         In view of the planned expansion of the Bank's lending activities, particularly into multi-family and commercial real estate, FHA Title I loans, and other consumer loans which carry somewhat increased credit risk as compared to one-to-four family mortgage loans, the Bank's provision for loan losses may increase in future periods. Management has not developed a history of loss experience and therefore is unable to determine an expected amount of future provisions which will be required. See " Risk Factors -- Risks Associated with the Expansion of the Bank's Business Activities."


       Non-interest Income. Non-interest income for the year ended December 31, 1997 was $182,000 compared to $161,000 for the year ended December 31, 1996, an increase of $21,000, or 13.04%. The increase was primarily a result of $19,000 of net loan servicing fees recognized as part of the new Title I loan servicing program. See "Business --Lending Activities -- Title I Lending."

         Non-interest Expense. Non-interest expense for the year ended December 31, 1997 was $2.7 million compared to $2.4 million for the year ended December 31, 1996, an increase of $227,000, or 9.30%. Several factors contributed to the increase including an increase in compensation and employee benefits primarily attributable to the adoption of a supplemental retirement plan as well as an increased number of employees. The Bank added fourteen employees in 1997 including the position of President which was vacant during 1996. This increase was offset by a $650,000 decrease in deposit insurance premium expense primarily attributable to the one-time special assessment on SAIF-insured deposits paid in 1996 and a reduction of the FDIC premium in 1997, and a net increase in occupancy, data processing, advertising, other real estate owned and other operating expenses of $207,000 consisting primarily of a decrease in the amount of loan origination costs deferred in accordance with Statement of Financial
Accounting Standards No. 91 due to decreased loan origination volume. Noninterest expense is likely to increase in the future in view of the expansion of the Company's lending and fee based activities, such as multi-family and commercial real estate and the FHA Title I lending program. After Conversion, the implementation of stock based benefit plans and the costs of operations as a public company will also increase the amount of non-interest expense. See "Risk Factors - Increased Overhead Expense."


       Income Taxes. The provision for income taxes was $201,000 for the year ended December 31, 1997 compared to $312,000 for the year ended December 31, 1996. The decrease was primarily a result of a $282,000 decrease in pretax income.

Comparison of Operating Results for the Years Ended December 31, 1996 and
 December 31, 1995

       General. Net income for the year ended December 31, 1996 was $469,000 compared to net income of $727,000 for the year ended December 31, 1995, a decrease of $258,000, or 35.49%. The decrease was primarily a result of a $491,000 FDIC special assessment on SAIF-insured deposits effective September 30, 1996.

       Interest Income. Interest income for the year ended December 31, 1996 was $7.8 million compared to $7.1 million for the year ended December 31, 1995, an increase of $648,000 or 9.09%. The increase resulted from a 10.92% increase in the average balance of interest-earning assets to $103.0 million for the year ended December 31, 1996 from $92.8 million for the year ended December 31, 1995 offsetting a decline in the average yield on interest-earning assets to 7.55% for the year ended December 31, 1996 from 7.68% for the year ended December 31, 1995.

       Interest Expense. Interest expense for the year ended December 31, 1996 was $4.7 million compared to $4.2 million for the year ended December 31, 1995, an increase of $517,000, or 12.42%. The increase in interest expense reflected a larger interest-bearing liability base. The average balance of interest-bearing liabilities increased 11.44% to $95.3 million for the year ended December 31, 1996 from $85.5 million for the year ended December 31, 1995 as a result of market demand. Additionally, the average cost of interest-bearing liabilities increased to 4.91% for the year ended December 31, 1996 from 4.87% for the year ended December 31, 1995, driven particularly by the average cost of savings and certificates of deposit which increased to 5.21% for the year ended December 31, 1996 from 5.14% for the year ended December 31, 1995. These fluctuations in the rates paid on the various deposit products were a direct result of competitive pressures within the Bank's market area.

       Net Interest Income. Net interest income of $3.1 million for the year ended December 31, 1996 represented an increase of $131,000 from the $3.0 million reported for the year ended December 31, 1995. There was a decrease in the net interest spread to 2.64% for the year ended December 31, 1996 from 2.81% for the year ended December 31, 1995. The decrease in the net interest rate spread was a result of an increase in the average cost of interest-bearing liabilities combined with a decrease in the average yield on interest-earning assets. Additionally, the ratio of average interest-earning assets to average interest-bearing liabilities decreased to 108.06% for the year ended December 31, 1996 from 108.57% for the year ended December 31, 1995, and the net interest margin decreased to 3.00% from 3.19% for the same period.

       Provision for Loan Losses. The Bank's provision for loan losses for the year ended December 31, 1996 was $33,000 compared to $32,000 for the year ended December 31, 1995. The Bank experienced modest loan growth during 1996 which resulted in an increase in the allowance for loan losses. Management increases the allowance for loan losses through a provision charged to expense for loan growth based on a statistical percentage developed considering past loss experiences, delinquency trends, general economic conditions and other factors. Gross loans at December 31, 1996 increased $2.3 million to $93.0 million, or 2.54% from 1995. The allowance for loan losses represented .29% and .25% of gross loans receivable at December 31, 1996 and 1995, respectively.

       Non-interest Income. Non-interest income for the year ended December 31, 1996 was $161,000 compared to $153,000 for the year ended December 31, 1995, an increase of $8,000 or 5.23%. The increase was the result of increases in service charge income due to a larger deposit base.

       Non-interest Expense. Non-interest expense was $2.4 million for the year ended December 31, 1996 compared to $1.9 million for the year ended December 31, 1995, an increase of $568,000 or 30.33%. The increase was primarily due to a $491,000 one-time special assessment on SAIF insured deposits on September 30, 1996. As a result of the assessment, and depending upon the Bank's capital level and supervisory rating, annual deposit insurance premiums were decreased for periods beginning January 1, 1997 from the .23% of deposits previously paid by the Bank to approximately .06% of deposits. See "Regulation -- Insurance of Accounts and Regulation by the FDIC."

       Income Taxes. The provision for income taxes was $312,000 for the year ended December 31, 1996 compared to $484,000 for the year ended December 31, 1995. The decrease was primarily due to a $430,000 decrease in pretax income.


Year 2000 Compliance

         A critical issue facing the financial institution industry is concerns over computer systems' ability to process year-date data beyond the year 1999. Except in recently developed year 2000 compliant programs, computer programmers consistently have abbreviated dates by eliminating the first two digits of a year, with the assumption that these two digits would always be "19". Unless corrected, this situation is expected to cause widespread problems on January 1, 2000, when computer systems may recognize this date as January 1, 1900, and process data incorrectly or stop processing altogether. This issue could affect a variety of the Bank's systems from its data processing system which records loan and deposit information to other ancillary systems such as alarms and locking devices.

         The Bank has formed a Year 2000 Committee comprised of all senior officers to ensure that all issues relating to Year 2000 are addressed. Management has developed a plan and, to date, the committee has completed the awareness phase of the project which involves educating all employees and members of the Board of Directors as to the scope and importance of the situation. The committee is currently in the assessment phase which involves testing all systems which may be affected by the issue. As part of its plan, the committee also monitors the progress of its third party vendors as to their plans to be Year 2000 compliant. Management has formulated contingency plans including the possible conversion to a Year 2000 compliant processor, should the need arise. The committee meets periodically among themselves and with the Board of Directors to update the progress relative to the plan. Management estimates that the costs of compliance will not exceed $200,000. Nevertheless, if not properly addressed, these issues could result in interruptions in the Bank's business and have a more significant effect on the Bank's results of operations

Quantitative and Qualitative Disclosure About Market Risk

         In an attempt to manage its exposure to changes in interest rates, management monitors the Bank's interest rate risk. The Board of Directors reviews at least quarterly the Bank's interest rate risk position and profitability. The Board of Directors also reviews the Bank's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Bank's objectives in the most effective manner. In addition, the Board reviews on a quarterly basis the Bank's asset/liability position, including simulations of the effect on the Bank's capital of various interest rate scenarios.


       In managing its asset/liability mix, the Bank, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, often places more emphasis on managing short-term net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates.

       The Board has taken a number of steps to manage the Bank's vulnerability to changes in interest rates. First, the Bank has long used customer service and marketing efforts to increase and maintain the Bank's passbook and other non-certificate accounts. At December 31, 1997, $35.0 million or 31.04% of the Bank's deposits consisted of passbook, NOW and money market accounts. The Bank believes that a majority of these accounts represent "core" deposits which are generally somewhat less interest rate sensitive than other types of deposit accounts. Second, while the Bank continues to originate 30 year fixed rate residential loans for portfolio as a result of consumer demand, as of December 31, 1997, over 40% of the Bank's loans consisted of adjustable rate mortgage loans and home equity lines of credit. However, the amount of adjustable rate loans which the Bank may originate is limited by consumer preference, particularly during periods of low interest rates. Third, the Bank has begun to expand its business to include assets such as multi-family and commercial real estate loans and, to a lesser extent, construction loans which generally have adjustable rates and or shorter terms than one- to four-family residential loans. Fourth, the Bank has begun to expand its noninterest income generating activities which may be somewhat less sensitive to increases in interest rates (although the Bank's loan servicing activities will likely be sensitive to prepayments caused by declines in interest rates). Finally, the Bank has focused a significant portion of its investment activities on securities with terms of five years or less. At December 31, 1997, $17.6 million of the Bank's securities had terms to maturity of five years or less.

       Management utilizes the net portfolio value ("NPV") analysis to quantify interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts.

       Presented below, as of December 31, 1997, is an analysis of the Bank's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 400 basis points in 100 point increments.



      Assumed Change                   $ Change     % Change
    in Interest Rates      $ Amount      in NPV      in NPV
    -----------------      --------    --------     --------
     (Basis Points)              (Dollars in Thousands)
         +400               $5,827      $(7,017)     (55)%
         +300                7,920       (4,924)     (38)
         +200                9,530       (3,314)     (26)
         +100               11,633       (1,211)      (9)
           --               12,844          ---      ---
         -100               12,407         (437)      (3)
         -200               13,995        1,151        9
         -300               13,903        1,059        8
         -400               15,239        2,395       19



       Certain assumptions utilized in assessing the interest rate risk of thrift institutions were employed in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

Liquidity and Capital Resources

       The Bank's primary sources of funds are deposits and proceeds from principal and interest payments on loans and mortgage-backed securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank generally manages the pricing of its deposits to be competitive and to increase core deposit relationships.

       Federal regulations require the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 4% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. The Bank has historically maintained its liquidity ratio for regulatory purposes at levels in excess of those required. At December 31, 1997, the Bank's liquidity ratio for regulatory purposes was 21.02%.

       The Bank's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $585,000, $6,000, and $1.0 million for the years ended December 31, 1997, December 31, 1996, and December 31, 1995, respectively. Net cash from investing activities consisted primarily of disbursements for loan originations and the purchase of securities, offset by principal collections on loans, proceeds from maturation and sales of securities. Cash flows used by investing activities were $10.9 million, $3.6 million and $11.6 million for the years ended December 31, 1997, 1996 and 1995. Net cash from financing activities consisted primarily of activity in deposit and escrow accounts. Cash flows provided by financing activities were $14.8 million, $3.3 million and $10.1 million for the years ended December 31, 1997, 1996 and 1995.

       The Bank's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Bank's operating, financing, lending and investing activities during any given period. At December 31, 1997, cash and short-term investments totaled $7.1 million. The Bank has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Bank may also utilize the sale of securities available-for-sale, federal funds purchased, Federal Home Loan Bank advances and other borrowings as sources of funds.

       At December 31, 1997, the Bank had outstanding commitments to originate loans of $1.5 million, $1.0 million of which had fixed interest rates. These loans are to be secured by properties located in its market area. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Loan commitments have, in recent periods, been funded through liquidity, normal deposit flows or federal funds puchased. Certificates of deposit scheduled to mature in one year or less from December 31, 1997 totaled $58.7 million. Management believes, based on past experience, that a significant portion of such deposits will remain with the Bank. Based on the foregoing, in addition to the Bank's level of core deposits and capital, the Bank considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

       Liquidity management is both a daily and long-term responsibility of management. The Bank adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-earning deposits and investment securities, and (iv) the objectives of its asset/liability management program. Excess liquid assets are invested generally in interest-earning overnight deposits, Federal funds sold, and short- and intermediate-term U.S. Government and agency obligations and mortgage-backed securities of short duration. If The Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the Federal Home Loan Bank of Chicago. It is anticipated that immediately upon completion of the Conversion, the Holding Company's and the Bank's liquid assets will be increased. See "Use of Proceeds".

       The Bank is subject to various regulatory capital requirements. At December 31, 1997, The Bank was in compliance with all applicable capital requirements. See "Regulation - Regulatory Capital Requirements" and "Pro Forma Regulatory Capital Analysis" and Note 6 of the Notes to Consolidated Financial Statements.

Impact of Inflation and Changing Prices

       The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of New Accounting Standards

       In June 1996, the Financial Accounting Standards Board released Statement of Financial Accounting Standards (SFAS) No. 125, Accounting for Transfers and Extinguishments of Liabilities. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 125 requires a consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, and derecognizes liabilities when extinguished. SFAS No. 125 also supersedes SFAS No. 122, Accounting for Mortgage Servicing Rights, and requires that servicing assets and liabilities be subsequently measured by amortization in proportion to and over the period of estimated net servicing income or loss and requires assessment for asset impairment or increases obligations based on their fair values. SFAS No. 125 applies to transfers and extinguishments occurring after December 31, 1996 and early or retroactive application is not permitted. Because the volume and variety of certain transactions will make it difficult for some entities to comply in the timeframe established, some provisions have been delayed by SFAS No. 127. The adoption of SFAS No. 125 did not have a material impact on the financial condition or operations of the Bank.

       In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Income tax effects must also be shown. This statement is effective for fiscal years beginning after December 15, 1997. Management does not anticipate that the adoption of SFAS No. 130 will have a material impact on the results of operations or financial condition of The Bank.

       SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, will also become effective during 1998. SFAS No. 131 establishes standards for the way public companies report information about its operating segments and requires that these standards be adhered to for interim reporting as well. SFAS No. 131 requires companies to provide more descriptive disclosures about its operating segments including the way in which the segment was determined, the products and services provided by the segment, and the profit or loss generated by the segment. Management does not anticipate that the adoption of SFAS No. 131 will have a material impact on the results of operations or financial condition of The Bank.


         SFAS No. 132, Employers' Disclosure About Pensions and Other Postretirement Benefits, was issued in February 1998. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits and requires additional information on changes in benefit obligations and the fair value of plan assets while eliminating other previously required disclosures. SFAS No. 132 does not address measurement or recognition.


                                    BUSINESS

General

       As a community-oriented financial institution, Ben Franklin seeks to serve the financial needs of the communities in its market area. Ben Franklin's business involves attracting deposits from the general public and using such deposits, together with other funds, to originate primarily one- to four-family residential mortgage loans, and, to a lesser extent, home equity and other loans in its market area. The Bank also invests in other securities and other permissible investments.

       The Bank offers a variety of accounts having a range of interest rates and terms. The Bank's deposits include passbook, statement savings, demand and NOW accounts and time deposit accounts. The Bank solicits deposits only in its primary market area.

        In 1997, the Bank began to expand the Bank's lending and fee based activities. In particular, the Bank has begun to acquire Title I loans and servicing and intends to begin originating small and medium sized ($1.0 million or less) multi-family and commercial real estate loans. The Bank has also recently purchased an interest in a commercial construction loan, although the overall level of construction and development lending is expected to be modest. Finally, the Bank is currently also considering establishing a consumer finance subsidiary as well as a new department which would provide loan administration and other improvement services to credit unions. See "Risk Factors -- Risks Associated With Expansion of Business Activities.

Market Area

       The Bank conducts business through its main office located at 14 N. Dryden Place, Arlington Heights, Illinois and a branch office located at 3148 Kirchoff Road, Rolling Meadows, Illinois. Both of these offices are located in affluent suburban communities located approximately 15 miles to the northwest of Chicago, Illinois. Over the last 20 years, these communities have experienced significant population and commercial growth well above the state and national averages.

Lending Activities

       General. The principal lending activity of the Bank is originating one- to four-family residential and, to a lesser extent, home equity and other loans. In addition, in 1997, the Bank hired a new President and expanded its lending activities to include Title I lending, multi-family and commercial real estate lending, and, to a much lesser extent, construction and development lending. At December 31, 1997, the Bank's net loans totaled $94.0 million. See "- Originations of Loans" and "Use of Proceeds."


       Under federal law, the aggregate amount of loans that the Bank is permitted to make to any one borrower is generally limited to the greater of 15% of unimpaired capital and surplus (25% if the security for such loan has a "readily ascertainable" value or 30% for certain residential development loans) or $500,000. At December 31, 1997, based on the above, the Bank's regulatory loans-to-one borrower limit was approximately $1.1 million. On the same date, the Bank had no borrowers with outstanding balances in excess of this amount as its largest loans at such date were single family loans. However, subsequent to December 31, 1997, the Bank purchased a $1.0 million interest in a construction loan secured by an interest in a 67 unit mixed use condominium project in Lisle, Illinois.


       Decisions on loan applications are made on the basis of detailed applications and property valuations (consistent with the Bank's appraisal policy) by independent appraisers. Under the Bank's loan policy, the individual processing an application is responsible for ensuring that all documentation is obtained prior to the submission of the application to a loan officer for approval. In addition, the loan officer verifies that the application meets the Bank's underwriting guidelines. Also, each application file is reviewed to assure its accuracy and completeness.

       The Bank's President and its Chief Lending Officer have approval authority for loans up to $500,000. Loans over $500,000 to $750,000 require the approval of the Executive Loan Committee. Loans in excess of $750,000 require approval of the Board of Directors.


         The Bank requires title insurance on its mortgage loans, as well as fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan. In addition, the Bank requires escrow for property taxes, insurance and flood insurance (where appropriate) on its conventional one- to four-family mortgage loans.

       The following table shows the composition of the Bank's loan portfolio by loan type at the dates indicated.

                                                                         December 31,
                               -------------------------------------------------------------------------------------------------
                                    1997                  1996                 1995                  1994                 1993
                               -----------------    -----------------    -----------------    -----------------    -----------------
                               Amount    Percent     Amount   Percent     Amount   Percent     Amount   Percent     Amount   Percent
                               ------    -------    -------   -------    -------   -------    -------   -------    -------   -------
                                                                      (Dollars in Thousands)
Real Estate Loans:
 One- to four-family...........$78,544(1) 83.49%    $76,681    82.49%    $75,687    83.50%    $64,603    83.24%    $57,101   84.17%
 Construction or development ..    ---      ---         ---      ---         ---      ---         487      .63         275      .40
                               -------   ------     -------   ------     -------   ------     -------   ------     -------   ------
     Total real estate loans... 78,544    83.49      76,681    82.49      75,687    83.50      65,090    83.87      57,376    84.57
                               -------   ------     -------   ------     -------   ------     -------   ------     -------   ------
Other loans:
 Consumer Loans:
   Deposit account.............     99      .11          92      .10          55      .06          39      .05          88      .13
   Automobile..................    350      .37         160      .17         115      .13          41      .05          38      .06
   Home equity................. 14,340(1) 15.24      15,184    16.34      14,251    15.72      11,818    15.23       9,910    14.61
   Home improvement............    362(2)   .38         251      .27         218      .24         273      .35         246      .36
   Other.......................    386      .41         584      .63         320      .35         350      .45         184      .27
                               -------   ------     -------   ------     -------   ------     -------   ------     -------   ------
     Total consumer loans...... 15,537    16.51      16,271    17.51      14,959    16.50      12,521    16.13      10,466    15.43
                               -------   ------     -------   ------     -------   ------     -------   ------     -------   ------
    Total  loans                94,081   100.00%     92,952   100.00%     90,646   100.00%     77,611   100.00%     67,842   100.00%
                                         ======               ======               ======               ======               ======
Less:
  Loans in process.............    ---                  ---                  227                  123                  371
  Deferred fees and
    discounts..................   (271)                (273)                (207)                 (88)                  26
  Allowance for losses ........    402                  269                  230                  196                  182
                               -------              -------              -------              -------              -------
    Total loans receivable,
      net......................$93,950              $92,956              $90,396              $77,380              $67,263
                               =======              =======              =======              =======              =======

(1)     Does not include $14.8 million of unused home equity lines of credit.

(2)     Includes $201,000 of Title I loans.

       The following table shows the composition of the Bank's loan portfolio by fixed and adjustable-rate at the dates indicated.

                                                                              December 31,
                                ----------------------------------------------------------------------------------------------------
                                           1997               1996                1995                  1994              1993
                                ----------------------- ------------------ -------------------- ------------------- ----------------
                                    Amount     Percent   Amount   Percent    Amount   Percent      Amount   Percent  Amount  Percent
                                    ------     -------   ------   -------    ------   -------      ------   -------  ------  -------
                                                                         (Dollars in Thousands)
Fixed-Rate Loans:
 Real estate:
   One- to four-family..........   $54,307      57.73%  $52,530    56.51%   $50,450    55.66%     $41,614    53.62% $36,256   53.44%
   Construction or development..       ---        ---       ---      ---        ---      ---          487      .63      275     .40
                                ----------  --------- ---------  -------  --------- --------   ---------- --------  ------- -------
      Total real estate loans...    54,307      57.73    52,530    56.51     50,450    55.66       42,101    54.25   36,531   53.84
 Home Improvement...............       362        .38       251      .27        218      .24          273      .35      246     .36
 Automobile.....................       350        .37       160      .17        115      .13           41      .05       38     .06
 Other consumer.................       485        .52       676      .73        375      .41          389      .50      272     .40
                                ----------  ---------  -------- --------  --------- --------    --------- --------  ------- -------
     Total fixed-rate loans.....    55,504      59.00    53,617    57.68     51,158    56.44       42,804    55.15   37,087   54.66%
Adjustable-Rate Loans
 Real estate:
   One-to four-family...........    24,237      25.76    24,151    25.98     25,237    27.84       22,989    29.62   20,845   30.73
   Home equity..................    14,340      15.24    15,184    16.34     14,251    15.72       11,818    15.23    9,910   14.61
                                  --------    -------  --------  -------   --------  -------     --------  -------  ------- -------
    Total adjustable-rate loans.    38,577      41.00    39,335    42.32     39,488    43.56       34,807    44.85   30,755   45.34
                                  --------    -------  -------- --------   --------  -------     --------  -------  -------  ------
     Total  loans ..............    94,081     100.00%   92,952   100.00%    90,646   100.00%      77,611   100.00%  67,842  100.00%
Less:
  Loans in process..............       ---                  ---                 227                   123               371
  Deferred fees and discounts ..      (271)                (273)               (207)                  (88)               26
  Allowance for loan losses.....       402                  269                 230                   196               182
                                ----------            ---------           ---------             ---------          --------
     Total loans receivable, net   $93,950              $92,956             $90,396               $77,380           $67,263
                                   =======              =======             =======               =======           =======

       The following schedule illustrates the interest rate sensitivity of the Bank's loan portfolio at December 31, 1997. Loans which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contracts are due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.


                             One- to four-family
                              and home equity(1)      Consumer and Other
                              ------------------      ------------------
      Due During                        Weighted                 Weighted
     Years Ending                        Average                  Average
     December 31,            Amount       Rate       Amount        Rate
     ------------            ------       ----       ------        ----
                                        (Dollars in Thousands)
1998...................     $19,288       8.58%    $   119         9.18%
1999 to 2000...........       9,091       7.13         201         9.03
2001 to 2003...........       8,391       7.22         316         8.13
2004 to 2007...........      16,145       7.44          82         9.43
2008 to 2017...........      22,469       7.54         117         9.50
2018 and thereafter....      17,862       7.80         ---
                             ------                -------
   Total...............     $93,246       7.71%    $   835         8.83%
                            =======                =======


(1) Includes home equity and home improvement loans.

       As of December 31, 1997 the total amount of loans due after December 31, 1998 which had predetermined interest rates was $71.8 million while the total amount of loans due after such dates which had floating or adjustable interest rates was $2.9 million.

       One- to Four-Family Residential Real Estate Lending. The cornerstone of the Bank's lending program has historically been the origination of loans secured by mortgages on owner-occupied one- to four-family residences. At December 31, 1997, $78.5 million, or 83.5%, of the Bank's total loan portfolio consisted of first mortgage loans secured by one- to four- family residences. Historically, the Bank focused its residential lending activities on fixed rate loans with up to 30 year terms. Beginning in fiscal 1985, the Bank began to originate adjustable rate loans. The Bank underwrites both its fixed rate and adjustable one- to four-family residential loans in accordance with Federal Home Loan Mortgage Corporation ("FHLMC") standards. Substantially all of the Bank's one- to four-family residential mortgage originations are secured by properties located in its market area.

       While most of the Bank's current fixed rate originations have terms of 15 years, the Bank currently offers conventional fixed-rate mortgage loans with maturities up to 30 years. The Bank also originates a significant volume of five to seven year balloon loans as well as "bi-weekly" loans. Since payments are required on an alternating week basis, these loans tend to have shorter contractual amortization periods than conventional monthly payment loans. Interest rates and fees charged on these fixed-rate loans are established on a regular basis according to market conditions. As of December 31, 1997, the Bank had $54.5 million of fixed rate loans secured by one- to four-family residential properties. See "- Originations of Loans."

       The Bank also offers ARMs which carry interest rates which adjust annually at a margin (generally 295 basis points) over the yield on one year U.S. Treasury securities. Such loans may carry terms to maturity of up to 30 years. The ARM loans currently offered by the Bank generally provide for a 200 basis point annual interest rate change cap and a lifetime cap of 600 basis points over the initial rate. The initial interest rate on such loans may be fixed for a period of up to five years. Initial interest rates offered on the Bank's ARMs may be 150 to 250 basis points below the fully indexed rate, although borrowers are generally qualified at the fully indexed rate. As a result, the risk of default on these loans may increase as interest rates increase. In addition, the Bank's ARMs typically do not adjust below the initial rate. The Bank's ARMs are convertible at any time into fixed rate loans for a nominal fee. At December 31, 1997, one- to four-family residential ARMs totaled $24.2 million or 25.8% of the Bank's loan portfolio.

       Ben Franklin will generally lend up to 90% of the lesser of the sales price or appraised value of the security property on owner occupied one- to four-family loans. For loans exceeding an 80% loan-to-value ratio, the Bank requires private mortgage insurance in amounts intended to reduce the Bank's exposure to 80% or less.

       While the Bank seeks to originate most of its one- to four-family residential loans in amounts which are less than or equal to the applicable FHLMC maximum, the Bank does make one- to four-family residential loans in amounts in excess of such maximum. The Bank's delinquency experience on such loans has been comparable to its experience on smaller loans.

       In underwriting one- to four-family residential real estate loans, the Bank currently evaluates the borrower's ability to make principal, interest, and escrow payments, and the value of the property that will secure the loan. Residential loans do not currently include prepayment penalties, are non-assumable and do not produce negative amortization. The Bank's residential mortgage loans customarily include due-on-sale clauses giving the Bank the right to declare the loan immediately due and payable in the event that, among other things, the borrower sells the property subject to the mortgage.

       Income Producing Property Lending. The Bank hired a new President with commercial lending experience in early 1997 and a new commercial loan officer in April 1998 and intends to commence multi-family and commercial real estate lending. Such loans are expected to be permanent loans with terms up to five years secured by apartment buildings or commercial properties such as warehouses, small office buildings, small strip malls or retail establishments located within the greater Chicago area. The Bank's multi-family and commercial real estate loans may carry either fixed or adjustable rate interest rates, depending on market conditions. The Bank will seek to obtain a personal guarantee or other personal liability on all multi-family and commercial real estate loans. The Bank anticipates that most of its multi-family and commercial real estate loans will be in amounts of less than $1 million.

       Multi-family and commercial real estate loans generally present a higher level of risk than loans secured by one-to four-family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family and commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired.

       The Bank may also originate or purchase a limited amount of construction or development loans. The terms on owner occupied construction loans will probably be similar to the Bank's one to family residential loans (except that interest only may be required during the construction phase). Commercial construction or development loans would probably be made for terms up to two years and would require inspections before disbursements would be made.
Commercial construction loans are generally subject to all of the income producing property loan risks set forth above as well as additional risks related to the difficulties and uncertainties of planning, executing and monitoring a construction or development project.

       In early 1998, the Bank purchased a $1.0 million participation in a $5.0 million construction loan on a 69 unit mixed use condominium project located in Lisle, Illinois.


         Title I Lending. Section 1 and 2(a) of the National Housing Act of 1934 (the "Housing Act") authorized the creation of the Federal Housing Administration ("FHA"), an agency of the United State government, and the Title I Insurance Program. Under the Housing Act, the FHA is authorized to insure qualified lending institutions against losses on certain types of loans including loans to finance the alteration, repair or improvement of existing single-family, multi-family and non-residential real property structures. The principal amount of Title I Loans may not exceed $25,000 in the case of a loan for the improvement of a single family structure and $60,000 in the case of a loan for the improvement of a multi-family structure.

         Subject to certain limitations described below, eligible Title loans are insured by the FHA for 90% of an amount equal to the sum of (i) the net unpaid principal amount and the uncollected interest earned to the date of default, (ii) interest on the unpaid loan obligation from the date of default to the date of the initial submission of the insurance claim, plus 15 calendar days (the total period not to exceed nine months) at a rate of 7% per annum, (iii) uncollected court costs, (iv) title examination costs, (v) fees for required inspection by the lender or its agents, up to $75, and (vi) origination fees up to a maximum of 5% of the loan amount. Accordingly, the Title I lender continues to bear the risk of loss on Title I loans to the extent of at least 10% of the unpaid principal and uncollected interest as well as certain other expenses.

         Under the Housing Act, the insurance coverage provided by the FHA is limited to the extent of the balance in a reserve (The "FHA Reserve") maintained by the FHA for the benefit of the Title I lender. Under applicable regulations, the amount in each Title I lender's FHA Reserve is equal to 10% of the amounts disbursed, advanced or expended by the Title I lender in originating or purchasing eligible loans registered with the FHA for Title I Insurance, with certain adjustments permitted or required by FHA Regulations. The FHA will reduce the insurance coverage available in a Title I lender's FHA Reserve by the amount of FHA Insurance claims approved for payment with respect to such loans. A Title I lender's FHA Reserve is also reduced in the event of the sale, assignment or transfer of loans registered under Title I. Accordingly, in the event significant losses, a lender's FHA Reserve could be reduced to zero and thus, no longer available to offset loan losses.

         The FHA charges a lender an annual fee equal to fifty basis points of the original principal balance of each loan for the life of the loan in order to establish such reserve account. Unlike many other federal insurance programs, FHA reimbursement is subject to a review by the FHA to ensure that the original lender fully complied with all applicable requirements including exercising due diligence to determine whether the original obligor was solvent and an acceptable risk with a reasonable ability to repay the loan. Such FHA reviews are not made until a claim for reimbursement is made.

         Title I loans are required to bear fixed rates of interest and may not have terms of less than six months nor more than 240 months. Subject to other federal and state regulations, the lender may establish the interest rate to be charged. In general, Title I Loans are secured by junior liens on the subject property.

         The Bank has recently begun purchasing Title I loans from other lenders. Under the applicable purchase contacts, at the time of purchase, the loans purchased have not previously been registered for insurance with the FHA and thus FHA transfer reports are not required. Upon acquisition, the Title I loans purchased by the Bank for resale to FNMA are registered for FHA insurance in the name of FNMA. Loans which the Bank intends to hold for portfolio are registered for FHA insurance in the Bank's own name.

         To date, most of the Bank's Title I loan purchases have been from a lender located in California. However, the Bank However, the Bank intends to increase its Title I loan purchases from other lenders. In each case, prior to commitment, the Bank's underwriting personnel review completed loan applications to verify compliance with the Bank's debt to income underwriting standards, the borrower's credit history, FHA requirements and federal and state regulations. However, because many Title I loans are made at loan to value ratios in excess of 100% and due to the relatively small size of such loans, property inspections are not required prior to acquisition by the Bank.

         The Bank seeks to sell most of its Title I loan acquisitions to the FNMA on a servicing retained basis. The servicing is currently performed by a third party on a sub-contracting basis. Under applicable accounting principles, the Bank records gains on the sale of FHA loans equal to the sales price less the adjusted carrying value of the loans sold. Although the Bank seeks to sell most loans within thirty days of acquisition, the Bank is subject to interest rate risk to the extent that interest rates change between the date of purchase and sale of such loans. In the case of sold loans which result in a creation of mortgage loan servicing assets, the Bank is also subject to the risk that prepayment or default in with respect to such loans would result in the elimination of such asset and a related charge to operations. Finally, even after the sale of such loans, the Bank is subject to the risk that the FNMA will require it to repurchase sold loans which become delinquent as to the first payment or as to which there is fraud or documentary or Title I qualification deficiencies. While this has not occurred to date, in several cases, the Bank has required the originating lender to repurchase previously sold Title I loans. In each case, the original lender has repurchased the loan at the Bank's original cost, although there can be no assurance that the original lenders will continue to be willing or able to do so in the future.

         Title I loans tend to carry higher interest rates than home equity loans and other home improvement loans. As a result, Title I loans tend to be used by persons that would have difficulty qualifying for other types of home improvement loans. In many cases, the loan to value ratios on Title I properties are in excess of 100%. As a result, Title I loans are considered to involve a higher risk of default than the Bank's other current real estate loans. The FHA guarantee in Title I loans may not completely offset such risk for several reasons. First, the FHA insurance in any particular loan is limited to 90% of the loss on such loan. Second, the FHA insurance is limited to the amount of the Bank's FHA Reserve Account. Finally, the FHA guarantee is subject to certain substantive underwriting and documentation requirements, which if not strictly complied with, could result in a denial of FHA reimbursement.


         Consumer Lending. Management believes that offering consumer loan products helps to expand the Bank's customer base and to create stronger ties to its existing customer base. In addition, because consumer loans generally have shorter terms to maturity and carry higher rates of interest than do residential mortgage loans, they can be valuable interest rate risk management tools. The Bank originates a variety of different types of consumer loans, including automobile and deposit account loans for household and personal purposes. In addition, the Bank has recently qualified to take applications, in exchange for an origination fee, for student loans from a State lending authority. However, because of the tax advantages to borrowers, the Bank has focused its recent consumer lending activities on home equity lending. At December 31, 1997 consumer loans totaled $835,000 or .89% of total loans outstanding.

       Consumer loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. The Bank's consumer loans are made with fixed or adjustable interest rates, with terms of up to five years.

       The Bank has offered home equity loans and lines of credit since fiscal year 1985. Home equity loans are secured by second mortgages on one- to four-family owner-occupied residences. The Bank generally uses the same underwriting standards for home equity loans as for one- to four-family residential loans. The Bank's home equity loans are written so that the total commitment amount, when combined with the balance of the first mortgage lien, may not exceed 80% of the appraised value of the property. The Bank's home equity loans generally carry fixed terms of up to 10 years and floating interest rates. At December 31, 1997, the Bank had $14.3 million of outstanding home equity lines of credit as well as $14.8 million of available but unused lines of credit.

       The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount. Consumer loans may entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.


         The Bank is currently in the beginning stages of considering whether to establish a consumer finance loan subsidiary (the "Subsidiary"). If established, the Subsidiary would substantially expand the nature and types of consumer loans originated. In particular, the Subsidiary would probably concentrate on secured lending (including junior lien residential and automobile lending) to consumers with a variety of different credit ratings including those with debt to income ratios and credit histories which are less favorable than those currently required by the Bank's underwriting guidelines.

         Since the Bank is in the early stages of considering whether to establish a consumer finance subsidiary and since no staff has been hired for such subsidiary, the Bank had not to date established underwriting guidelines or other procedures for such subsidiary.

         Although the Bank's current intention is that the Subsidiary would operate within the Bank's current market area, if the initial lending experience is favorable, the Bank may determine to establish additional subsidiary offices and expand its geographic focus. Marketing efforts would be made through general advertising, direct mail as well as cable television. In the event that the Bank determines to go forward with a consumer loan subsidiary, such subsidiary would have its own facilities and staff including a President and Chief Executive
Officer who would report directly to the Bank's President and Chief Executive Officer.


       In the event that a consumer finance subsidiary is established, its activities would involve a number of risks, including (i) the increased default rate which could result from loans to less credit worthy borrowers, (ii) the risk that the subsidiary's loans would not saleable in the secondary market, and
(iii) the possibility that claims could be made against it for violations of various laws related to truth in lending, equal credit opportunity, settlement procedures, credit disclosure, debt collection practices or similar matters. As a new line of business without material operations or revenues as of the date of this prospectus, these new lending activities are also subject to risks, expenses (including start up expenses) and difficulties which are often encountered in the establishment of a new business.

Originations, Purchases and Sales  of Loans

       The   lending   activities   of  the  Bank  are   subject   to   written,
non-discriminatory, underwriting standards and loan origination procedures established by the Bank's Board of Directors and management. Loan originations come from a number of sources. Residential loan originations can be attributed to depositors, retail customers, telephone inquiries, advertising, the efforts of the Bank's loan officers and referrals from other borrowers, real estate brokers and builders. The Bank originates loans through its own efforts and does not compensate mortgage brokers, mortgage bankers or other loan finders, although it may do so in the future.

       While the Bank originates both fixed and adjustable rate loans, its ability to originate loans is dependent upon the relative customer demand for loans in its market. Demand is affected by the local economy and the interest rate environment.

       The Bank had not made any material loan sales in recent years prior to the 1997 sales of Title I loans. The Bank intends to continue its Title I loan sales and will consider other types of loan sales and will consider other types of loan sales in the future, as a way to increase loan servicing income and as a form of liquidity management. The Bank does not hedge its loans for sale pipeline and, as a result, is subject to a measure of interest rate risk for the period between the date of acquisition of the loan and the date of sale. At December 31, 1997, the Bank serviced $4.0 million of loans for others including $3.8 million of Title I loans.

       The Bank had not purchased loans since the mid-1980s until the Bank began purchasing Title I loans in 1997. The Bank also purchased a participation in a commercial construction loan in 1998. The Bank intends to continue purchasing Title I loans and will evaluate the purchase of other loans on a case-by-case basis. All loan purchases will be subject to a review based on the Bank's normal underwriting standards prior to purchase.

       The following table shows the loan origination and repayment activities of the Bank for the periods indicated.

                                                           Year Ended December 31,
                                                    -------------------------------------
                                                       1997          1996           1995
                                                       ----          ----           ----
                                                                (In Thousands)
Originations by type:
  Adjustable rate:
    Real estate:         One- to four-family.......   $5,086        $7,084         $8,057
    Non-real estate:     Consumer..................       25           ---            ---
                                                    --------      --------     ----------
     Total adjustable rate.........................    5,111         7,084          8,057
                                                      ------        ------        -------
  Fixed rate:
    Real estate:         One- to four-family.......   10,550        12,744         21,354
    Non-real estate:     Consumer..................      263           435            144
                                                    --------      --------       --------
       Total fixed-rate............................   10,813        13,179         21,498
                                                      ------        ------         ------
     Total loans originated........................   15,924        20,263         29,555
                                                      ------        ------         ------
Purchases:
  Real estate:           Title 1 loans.............    4,091           ---            ---
                                                      ------      --------      ---------
Sales and Repayments:
  Real estate:           One- to four-family.......      ---          (287)           ---
                         Title 1 loans.............   (3,890)          ---            ---
                                                    --------     ---------     ----------
        Total loans sold...........................   (3,890)         (287)           ---
  Principal repayments.............................  (14,996)      (17,670)       (16,520)
                                                     -------       -------        -------
       Total reductions............................  (18,886)      (17,957)       (16,520)
  Increase (decrease) in other items, net..........     (135)          254            (19)
                                                   ---------    ----------     -----------
       Net increase................................ $    994      $  2,560       $ 13,016
                                                    ========      ========       ========

Delinquencies and Nonperforming Assets

       Delinquency Procedures. When a borrower fails to make a required payment on a loan, the Bank attempts to cure the delinquency by contacting the borrower. Generally, Bank personnel work with the delinquent borrower on a case by case basis to solve the delinquency. Generally, a late notice is sent on all delinquent loans followed by a phone call after the fifteenth day of delinquency. Additional written and verbal contacts may be made with the borrower between 30 and 60 days after the due date. If the loan is contractually delinquent for 90 days, the Bank may institute appropriate action to foreclose on the property. Generally, after 120 days, foreclosure procedures are initiated. If foreclosed, the property is sold at public sale and may be purchased by the Bank.

       Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired by foreclosure or deed in lieu of foreclosure, it is recorded at the lower of cost or fair value less estimated selling costs. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized.

     The following table sets forth the Bank's delinquencies at December 31, 1997.

                                            Loans Delinquencies at December 31, 1997
                          ----------------------------------------------------------------------------
                                 60-89 Days             90 Days and Over       Total Delinquent Loans
                          ------------------------  ------------------------  ------------------------
                                            % of                      % of                      % of
                          Number  Amount  Category  Number  Amount  Category  Number  Amount  Category
                          ------  ------  --------  ------  ------  --------  ------  ------  --------
                                                     (Dollars in Thousands)
Real Estate:
One- to four-family.....     --    $ --       --%       1    $ 65      .08%       1    $ 65      .08%
                           ----    ----     ----     ----    ----     ----     ----    ----     ----
  Total.................     --    $ --       --%       1    $ 65      .08%       1    $ 65      .08%
                           ====    ====     ====     ====    ====     ====     ====    ====     ====

     Classification of Assets. Federal regulations require that each savings institution classify its own assets on a regular basis. In addition, in connection with examinations of savings institutions, OTS and FDIC examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: Substandard, Doubtful and Loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of Substandard assets, with the additional characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified Loss is considered uncollectible and of such little value that continuance as an asset on the balance sheet of the institution is not warranted. Assets classified as Substandard or Doubtful require the institution to establish prudent general allowances for loan losses. If an asset or portion thereof is classified as a loss, the institution charges off such amount against the loan loss allowance. If an institution does not agree with an examiner's classification of an asset, it may appeal this determination to the District Director of the OTS. As of December 31, 1997, the Bank had no loans classified as substandard, doubtful or loss.

     Non-Performing   Assets.  The  table  below  sets  forth  the  amounts  and categories of Bank's non-performing assets. Foreclosed assets include assets acquired in settlement of loans.

                                                        December 31,
                                              --------------------------------
                                              1997   1996   1995   1994   1993
                                              ----   ----   ----   ----   ----
                                                       (In Thousands)
Non-accruing loans:
  One- to four-family.......................  $ --   $ --   $ --   $ --   $  9

Accruing loans delinquent more than 90 days:
  One- to four-family.......................    65    155    133     17     69

Foreclosed assets:
  One- to four-family.......................    --    306     --     --     --
                                              ----   ----   ----   ----   ----
Total non-performing assets.................  $ 65   $461   $133   $ 17   $ 78
                                              ====   ====   ====   ====   ====
Total non-performing assets as a
  percentage of total assets................   .05%   .43%   .13%   .02%   .09%
                                              ====    ===   ====   ====   ====

     Other Loans of Concern. In addition to the non-performing assets set forth in the table above, as of December 31, 1997, there were no other loans with respect to which known information about the possible credit problems of the borrowers or the cash flows of the security properties have caused management to have concerns as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories.

Allowance for Loan Losses

     The allowance for loan losses is established through a provision for loan losses charged to earnings based on the Bank's evaluation of the risk inherent in its entire loan portfolio. Such evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured, considers the market value of the underlying collateral, growth and composition of the loan portfolio, delinquency trends, adverse situations that may affect the borrower's ability to repay, prevailing and projected economic conditions and other factors that warrant recognition in providing for an adequate allowance for loan losses.

     While the Bank believes that it uses the best information available to determine the allowance for loan losses, unforeseen economic and market conditions could result in adjustments to the allowance for loan losses, and net earnings could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination. Management believes its allowance for loan losses is adequate at December 31, 1997; however, future adjustments could be necessary and net income could be adversely affected if circumstances differ substantially from the assumptions used in the determination of allowance for loan losses.

     The following table sets forth an analysis of the Bank's allowance for loan losses for the years indicated.

                                                             Years Ended December 31,
                                                    ------------------------------------------
                                                     1997     1996     1995     1994     1993
                                                    ------   ------   ------   ------   ------
                                                              (Dollars in Thousands)
Balance at beginning of period....................    $269     $230      $196    $182     $181

Charge-offs:
  One- to four-family.............................      --       --       --       --       --
  Multi-family....................................
  Commercial real estate..........................      --       --       --       --       --
  Construction or development.....................      --       --       --       --       --
  Consumer........................................      --       --       --       --       --
  Home equity and second mortgage.................      17       --       --       --       --
                                                    ------   ------   ------  -------   ------
                                                        17       --       --       --       --
Recoveries:
  One- to four-family.............................      --        6        2       --       --
  Multi-family....................................      --       --       --       --       --
  Commercial real estate..........................      --       --       --       --       --
  Construction or development.....................      --       --       --       --       --
  Consumer........................................      --       --       --       --       --
  Commercial business.............................      --        6        2       --       --
                                                    ------   ------   ------  -------   ------
                                                        --        6        2       --       --

Net charge-offs (recoveries)......................      17       (6)      (2)      --       --
Additions charged to operations...................     150       33       32       14        1
                                                    ------   ------   ------  -------   ------
Balance at end of period..........................    $402     $269     $230     $196     $182
                                                    ======   ======   ======  =======   ======
Ratio of net charge-offs (recoveries) during the
 period to average gross loans outstanding
 during the period................................    0.02%   (.01)%      --%      --%      --%
                                                    ======   ======   ======  =======   ======
Ratio of net charge-offs (recoveries) during the
 period to average non-performing assets..........    6.47%  (2.02)%  (2.67)%      --%      --%
                                                    ======   ======   ======  =======   ======
Allowance as a percentage of non-performing loans
  (end of period).................................  618.46%  173.55%  172.93% 1152.94%  233.33%
                                                    ======   ======   ======  =======   ======

     The following table sets forth the allocation of the allowance for loan losses by category as prepared by the Bank. This allocation is based on management's assessment as of a given point in time of the risk characteristics of each of the component parts of the total loan portfolio and is subject to changes as and when the risk factors of each such component part change. The allocation is not indicative of either the specific amounts or the loan categories in which future charge-offs maybe taken, nor should it be taken as an indicator of future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb losses in any category.



                                                                December 31,
                         -------------------------------------------------------------------------------------------
                                      1997                          1996                           1995
                         -----------------------------  -----------------------------  -----------------------------
                                               Percent                        Percent                        Percent
                                              of loans                       of loans                       of loans
                           Amount     Loan     in Each    Amount     Loan     in Each    Amount     Loan     in Each
                          of loan    Amounts  Category   of loan    Amounts  Category   of loan    Amounts  Category
                            loss       by     of Total     loss       by     of Total     loss       by     of Total
                         Allowance  Category    Loans   Allowance  Category    Loans   Allowance  Category    Loans
                         ---------  --------  --------  ---------  --------  --------  ---------  --------  --------
                                                               (In Thousands)
One- to four-family......   $158     $78,745    83.70%     $155     $76,681    82.49%     $151     $75,687    83.50%
Home equity and second
 mortgage................     72      14,501    15.41        76      15,435    16.61        72      14,469    15.96
Construction or
 development.............     --          --       --        --          --       --        --          --       --
Consumer.................      9         835      .89        10         836     0.90         7         490     0.54
Unallocated..............    163          --       --        28          --       --        --          --       --
                            ----     -------   ------      ----     -------   ------      ----     -------   ------
     Total...............   $402     $94,081   100.00%     $269     $92,952   100.00%     $230     $90,646   100.00%
                            ====     =======   ======      ====     =======   ======      ====     =======   ======


                                                 December 31,
                         ------------------------------------------------------------
                                    1994                           1993
                         -----------------------------  -----------------------------
                                               Percent                        Percent
                                              of loans                       of loans
                           Amount     Loan     in Each    Amount     Loan     in Each
                          of loan    Amounts  Category   of loan    Amounts  Category
                            loss       by     of Total     loss       by     of Total
                         Allowance  Category    Loans   Allowance  Category    Loans
                         ---------  --------  --------  ---------  --------  --------
                                                (In Thousands)
One- to four-family......   $130     $64,603    83.24%     $116     $57,101    84.17%
Home equity and second                                                             7
 mortgage................     60      12,091    15.58        --      10,156     14.9
Construction or
 development.............     --         487     0.63        50         275     0.40
Consumer.................      6         430     0.55         5         310     0.46
Unallocated..............     --          --       --        11          --       --
                            ----     -------   ------      ----     -------   ------
     Total...............   $196     $77,611   100.00%     $182     $67,842   100.00%
                            ====     =======   ======      ====     =======   ======

Investment Activities

     Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in commercial paper, investment grade corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly.

     Generally, the investment policy of Ben Franklin is to invest funds among categories of investments and maturities based upon the Bank's market risk analysis policies, investment quality, loan and deposit volume, liquidity needs and performance objectives. The Bank's securities must be classified into any of three categories: trading, held to maturity and available for sale. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with unrealized gains and losses included in trading account activities in the statement of operations. Securities that Ben Franklin has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. All other securities not classified as trading or held to maturity are classified as available for sale.

     The following table sets forth the composition of the Bank's securities and other earning assets at the dates indicated.

                                                                December 31,
                                           ------------------------------------------------------
                                                 1997               1996               1995
                                           ----------------   ----------------   ----------------
                                           Carrying    % of   Carrying    % of   Carrying    % of
                                             Value    Total     Value    Total     Value    Total
                                           --------   -----   --------   -----   --------   -----
                                                           (Dollars in Thousands)
Securities held to maturity:
  U.S.  Government securities.............  $    --      --    $1,017    12.01%   $  500     6.30%
  Federal agency obligations..............      510    2.74%       --       --     3,333    41.99
  Municipal bonds.........................       --      --       101     1.19       101     1.27
  Mortgage-backed securities:
    FNMA..................................       79     .42        80      .94        81     1.02
    FHLMC.................................       --      --        --       --       617     7.77
                                            -------  ------    ------   ------    ------   ------
                                                589    3.16     1,198    14.14     4,632    58.35

Securities available for sale:
  US Government securities................       --      --        --       --        --       --
  Federal agency obligations..............   17,536   94.18     6,765    79.87     2,783    35.06
  Municipal bonds.........................       --      --        --       --        --       --
  Mortgage-backed securities:
    FHLMC.................................      495    2.66       507     5.99       523     6.59
                                            -------  ------    ------   ------    ------   ------
                                             18,031   96.84     7,272    85.86     3,306    41.65

        Total securities..................  $18,620  100.00%   $8,470   100.00%   $7,938   100.00%
                                            =======  ======    ======   ======    ======   ======

Average remaining life of securities...... 3.8 years         2.5 years          2.2 years

Other interest-earning assets:
   Interest-earning deposits with banks...  $ 2,611   32.08%   $1,878    54.34%   $2,227    63.12%
        FHLB Stock........................      944   11.60       920    26.62       793    22.48
        FHLMC Stock.......................      652    8.01       626    18.11       476    13.49
        U.S. League Insurance Stock.......       32     .39        32      .93        32      .91
        Federal funds sold................    3,900   47.92        --       --        --       --
                                            -------  ------    ------   ------    ------   ------
              Total.......................  $ 8,139  100.00%   $3,456   100.00%   $3,528   100.00%
                                            =======  ======    ======   ======    ======   ======

     The following table sets forth the contractual maturities of the Bank's securities (excluding FHLB stock) at December 31, 1997.


                                                At December 31, 1997
                               -------------------------------------------------------
                                Less Than     1 to 5     5 to 10
                                 1 Year       Years       Years      Total Securities
                               ----------   ---------   ---------   ------------------
                                Amortized   Amortized   Amortized   Amortized     Fair
                                  Cost         Cost        Cost        Cost      Value
                               ----------   ---------   ---------   ---------    -----
                                                   (In Thousands)
Federal agency obligations.....   $ 301      $16,739      $1,000     $18,040    $18,063
Mortgage-backed securities           --          587          --         587        574
                                  -----      -------      ------     -------    ------
Total securities...............   $ 301      $17,326      $1,000     $18,627    $18,637
                                  =====      =======      ======     =======    =======
Weighted average yield.........    5.36%        6.49%       6.60%       6.48%


     In order to complement its lending activities and to increase its holdings of short and medium term assets, the Bank invests primarily in liquidity investments and in high-quality investments, such as U.S. Treasury and agency obligations having terms to maturity of five years or less. At December 31, 1997, the Bank's securities portfolio had an amortized cost totaling $18.6 million. At December 31, 1997, the Bank did not own any investment securities of a single issuer which exceeded 10% of the Bank's retained earnings, other than federal agency obligations. See Note 2 of the Notes to the Financial Statements for additional information regarding the Bank's securities portfolio.

     Ben Franklin must maintain minimum levels of investments and other assets that qualify as liquid assets under OTS regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. At December 31, 1997, Ben Franklin's liquidity ratio for regulatory purposes was 21.02%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Quantitative and Qualitative Disclosure of Market Risk" and "- Liquidity and Capital Resources."

     In order to supplement its lending activities and achieve its market risk analysis goals, the Bank has from time to time invested in mortgage-backed securities. As of December 31, 1997, all of the mortgage-backed securities owned by the Bank were issued, insured or guaranteed either directly or indirectly by a federal agency. However, it should be noted that, while a (direct or indirect) federal guarantee may indicate a high degree of protection against default, they do not indicate that the securities will be protected from declines in value based on changes in interest rates or prepayment speeds.

Sources of Funds

     General. The Bank's primary source of funds are deposits. In addition, the Bank derives funds for loans and investments from loan and security repayments and prepayments, from cash flows from operations and, to a lesser extent, from borrowings. Scheduled payments on loans and mortgage-backed and investment securities are a relatively stable source of funds, while savings inflows and outflows and loan and mortgage-backed and investment securities prepayments are significantly influenced by general interest rates and money market conditions. Borrowings are occasionally used to compensate for reductions in other sources of funds and to take advantage of lower funding costs that better match the Bank's short-term needs.

     Deposits. The Bank offers a variety of deposit programs to its customers, including money market deposit accounts, passbook and statement savings accounts, NOW accounts, checking accounts and time deposits. Deposit account terms very according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. The Bank's deposits are obtained predominantly from its market area. The Bank relies primarily on customer service and long-standing relationships with customers to attract and retain deposits; however, market interest rates and rates offered by competing financial institutions significantly affect the Bank's ability to attract and retain deposits. During recent years, the Bank generally has not used brokers to obtain deposits.

     The variety of deposit accounts offered by the Bank has allowed it to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. The Bank has become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. The Bank manages the pricing of its deposits in keeping with its asset/liability management, profitability and growth objectives. Based on its experience, the Bank believes that its passbook, demand and NOW accounts are relatively stable sources of deposits as compared to certificate deposits. However, the ability of the Bank to attract and maintain all deposits, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

     The  following   table  provides   maturity   information  for  the  Bank's
certificates of deposit with balances of $100,000 or more as of December 31, 1997.

                                    Maturity
            ---------------------------------------------------------
                          Over        Over
            3 Months     3 to 6     6 to 12        Over
             or Less     Months      Months     12 Months      Total
            --------     ------     -------     ---------     -------
                                 (In Thousands)
             $3,144      $3,478      $2,991       $2,153      $11,766
                                                              =======

     The following table sets forth the deposit flows at the Bank during the periods indicated.

                                                 Year Ended December 31,
                                         --------------------------------------
                                            1997           1996          1995
                                         ----------     ---------     ---------
                                                 (Dollars In Thousands)
Opening balance........................  $   94,339     $  88,795     $  81,653
Deposits...............................     249,012       206,038       205,806
Withdrawals............................    (235,530)     (205,409)     (202,537)
Interest credited......................       4,933         4,915         3,873
                                          ---------     ---------     ---------
  Ending balance.......................   $ 112,754     $  94,339     $  88,795
                                          =========     =========     =========
Net increase...........................   $  18,415     $   5,544     $   7,142
                                          =========     =========     =========
Percent increase.......................       19.52%         6.24%         8.75%
                                              =====          ====          ====

     The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by the Bank as of the dates indicated.

                                                                At December 31,
                                         ------------------------------------------------------------
                                                1997                 1996                 1995
                                         ------------------   ------------------   ------------------
                                                    Percent              Percent              Percent
                                         Amount    of Total    Amount   of Total    Amount   of Total
                                         ------    --------    ------   --------    ------   --------
                                                            (Dollars in Thousands)
Transaction and Savings Deposits
  Passbook accounts...................  $ 18,126     16.08%   $18,029     19.11%   $17,913     20.17%
  NOW accounts........................     9,033      8.01      7,279      7.72      7,741      8.72
  Money market accounts...............     7,840      6.95      5,011      5.31      6,000      6.76
                                        --------    ------    -------    ------    -------    ------
      Total non-certificates..........    34,999     31.04     30,319     32.14     31,654     35.65
                                        --------    ------    -------    ------    -------    ------
Certificate Accounts..................    77,755     68.96     64,020     67.86     57,141     64.35
                                        --------    ------    -------    ------     ------     -----
      Total deposits..................  $112,754    100.00%   $94,339    100.00%   $88,795    100.00%
                                        ========    ======    =======    ======    =======    ======

     The following table shows rate and maturity information for the Bank's time deposits as of December 31, 1997.

                              Under     4.00-     5.00-     6.00-                Percent
                              4.00%     4.99%     5.99%     6.99%     Total     of Total
                              -----     -----     -----     -----     -----     --------
                                                       (Dollars in Thousands)
Time deposit accounts
maturing in year ending:
1998........................   $ --    $1,138    $35,788   $21,733   $58,659      75.44%
1999........................     15       154      3,526     7,275    10,970      14.11
2000........................     --        --        652     4,387     5,039       6.48
2001........................     --        --        442        86       528        .68
2002........................     --        --        363     2,196     2,559       3.29
                               ----    ------    -------   -------   -------     ------
    Total...................   $ 15    $1,292    $40,771   $35,677   $77,755     100.00%
                               ====    ======    =======   =======   =======     ======
    Percent of total........     --%      1.7%      52.4%     45.9%

     For  additional   information  regarding  the  composition  of  the  Bank's
deposits, see Note 5 of the Notes to the Financial Statements.

     Borrowings. Although deposits are the primary source of funds for the Bank's lending and investment activities and for its general business purposes, the Bank has occasionally used borrowed funds or federal funds purchased to supplement them. The Bank has borrowed funds when the cost of borrowings was attractive when compared to the rate required to be paid on deposits plus the deposit insurance premium required to be paid. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital."

     The Bank may borrow under a line of credit agreement with the FHLB of Chicago. FHLB advances typically are collateralized by the assets of the Bank. The Bank has also borrowed overnight funds from various correspondent lenders. There were no borrowings outstanding at December 31, 1997.

     The following table sets forth the maximum month-end balance and average balance of the Bank's borrowings for the periods indicated.

                                                  Year Ended December 31,
                                               ----------------------------
                                                1997       1996       1995
                                               ------     ------     ------
                                                      (In Thousands)
     Maximum Balance:
     FHLB advances...........................  $   --     $4,600     $   --
     Federal funds purchased.................   7,800      5,800      5,800

     Average Balance:
     FHLB advances...........................  $   --     $1,834     $   --
     Federal funds purchased.................   4,048      5,311      2,694

     The following table sets forth the amount and rate of the Bank's borrowings at the dates indicated.

                                                       December 31,
                                               ----------------------------
                                                1997       1996       1995
                                               ------     ------     ------
                                                  (Dollars in Thousands)
FHLB advances................................  $   --     $   --     $   --
Securities sold under agreements
to repurchase................................      --         --         --
Federal Funds purchased                            --      3,700      5,800
                                               ------     ------     ------
   Total borrowings..........................  $   --     $3,700     $5,800
                                               ======     ======     ======
Weighted average interest rate of
  FHLB advances...........................         --%        --%        --%
Weighted average interest rate of
 Federal Funds purchased..................         --%      5.54%      6.01%
                                                 ====       ====       ====

Subsidiary Activities

     As a federally chartered savings bank, Ben Franklin is permitted by OTS regulations to invest up to 2% of its assets in the stock of, or loans to, service corporation subsidiaries, and may invest an additional 1% of its assets in service corporations where such additional funds are used for inner-city or community development purposes. In addition to investments in service corporations, federal institutions are permitted to invest an unlimited amount in operating subsidiaries engaged solely in activities which a federal savings bank may engage in directly. At December 31, 1997, Ben Franklin did not have any subsidiaries.

Competition

     Ben Franklin faces strong competition both in originating real estate loans and in attracting deposits. Competition in originating loans comes primarily from mortgage bankers, commercial banks, credit unions and other savings institutions, which also make loans secured by real estate located in the Bank's market area. Ben Franklin competes for loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates and the quality of services it provides to borrowers.

     Competition for those deposits is principally from commercial banks, credit unions, securities firms, mutual funds and other savings institutions located in the same communities. The ability of the Bank to attract and retain deposits depends on its ability to provide an investment opportunity that satisfies the requirements of investors as to rate of return, liquidity, risk, convenient locations and other factors. The Bank competes for these deposits by offering competitive rates, maintaining close ties with its local community, advertising and marketing programs, convenient business hours and a customer-oriented staff.

     The Bank is subject to competition from other financial institutions which may have much greater financial and marketing resources. However, the Bank believes that it benefits from its community orientation.

Employees

     At December 31, 1997, the Bank had a total of 36 employees including nine part-time employees. None of the Bank's employees are represented by any collective bargaining agreement. Management considers its employee relations to be good.

Properties

     The following table sets forth information concerning the main office and the branch office of the Bank at December 31, 1997. At December 31, 1997, the Bank's premises had an aggregate net book value of approximately $204,000.

                                       Year      Owned or    Net Book Value at
Location                             Acquired     Leased     December 31, 1997
---------------------------------    --------    --------    -----------------

Main Office:
14 N. Dryden Place
Arlington Heights, Illinois 60004      1977       Leased          $184,000

Full Service Branch:
3148 Kirchoff Road
Rolling Meadows, Illinios 60008        1991       Leased          $ 20,000


     The Bank believes that its current facilities are adequate to meet the present and foreseeable future needs of the Bank and the Holding Company.

     The Bank's depositor and borrower customer files are maintained in-house. The net book value of the data processing and computer equipment utilized by the Bank at December 31, 1997 was approximately $61,000.

Legal Proceedings

     From time to time, Ben Franklin is involved as plaintiff or defendant in various legal proceedings arising in the normal course of its business. While the ultimate outcome of these various legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of these legal actions should not have a material effect on the Holding Company's and Ben Franklin's financial position or results of operations.


                                   REGULATION

General

     Ben Franklin is a federally chartered savings bank, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, Ben Franklin is subject to broad federal regulation and oversight extending to all its operations. Ben Franklin is a member of the FHLB of Chicago and is subject to certain limited regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). As the savings and loan holding company of Ben Franklin, the Holding Company also is subject to federal regulation and oversight. The purpose of the regulation of the Holding Company and other holding companies is to protect subsidiary savings associations. Ben Franklin is a member of the Savings Association Insurance Fund ("SAIF") and the deposits of Ben Franklin are insured by the FDIC. As a result, the FDIC has certain regulatory and examination authority over Ben Franklin.

     Certain of these regulatory requirements and restrictions are discussed below or elsewhere in this document.

Federal Regulation of Savings Associations

     The OTS has extensive authority over the operations of savings banks. As part of this authority, Ben Franklin is required to file periodic reports with the OTS and is subject to periodic examinations by the OTS. However, since the Bank only recently converted from an Illinois chartered savings bank to a federal savings bank, the Bank has not recently been subject to an OTS examination. When these examinations are conducted by the OTS, the examiners may require Ben Franklin to provide for higher general or specific loan loss reserves. All savings banks are subject to a semi-annual assessment, based upon the savings bank's total assets, to fund the operations of the OTS.

       The OTS also has extensive enforcement authority over all savings institutions and their holding companies, including Ben Franklin and the Holding Company. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. Except under certain circumstances, public disclosure of final enforcement actions by the OTS is required.

       In addition, the investment, lending and branching authority of Ben Franklin is prescribed by federal laws and it is prohibited from engaging in any activities not permitted by such laws. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal associations in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the OTS. Federal savings associations are also generally authorized to branch nationwide. Ben Franklin is in compliance with the noted restrictions.

       The OTS, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan. A failure to submit a plan or to comply with an approved plan will subject the institution to further enforcement action. The OTS and the other federal banking agencies have also proposed additional guidelines on asset quality and earnings standards. No assurance can be given as to whether or in what form the proposed regulations will be adopted.

Insurance of Accounts and Regulation by the FDIC

       Ben Franklin is a member of the SAIF, which is administered by the FDIC. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

       The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e., core or Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period.

       The FDIC is authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF-insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

       For the first six months of 1995, the assessment schedule for BIF members and SAIF members ranged from .23% to .31% of deposits. As is the case with the SAIF, the FDIC is authorized to adjust the insurance premium rates for banks that are insured by the BIF of the FDIC in order to maintain the reserve ratio of the BIF at 1.25% of BIF insured deposits. As a result of the BIF reaching its statutory reserve ratio the FDIC revised the premium schedule for BIF insured institutions to provide a range of .04% to .31% of deposits. The revisions became effective in the third quarter of 1995. In addition, the BIF rates were further revised, effective January 1996, to provide a range of 0% to .27%. The SAIF rates, however, were not adjusted. At the time the FDIC revised the BIF premium schedule, it noted that, absent legislative action (as discussed below), the SAIF would not attain its designated reserve ratio until the year 2002. As a result, SAIF insured members would continue to be generally subject to higher deposit insurance premiums than BIF insured institutions until, all things being equal, the SAIF attains its required reserve ratio.

       In order to eliminate this disparity and any competitive disadvantage between BIF and SAIF member institutions with respect to deposit insurance premiums, legislation to recapitalize the SAIF was enacted in September 1996. The legislation provided for a one-time assessment to be imposed on all deposits assessed at the SAIF rates, as of March 31, 1995, in order to recapitalize the SAIF. It also provided for the merger of the BIF and the SAIF on January 1, 1999 if no savings associations then exist. The special assessment rate was established at .657% of deposits by the FDIC and the resulting assessment of $491,000 was paid in November 1996. This special assessment significantly increased non-interest expense and adversely affected the Bank's results of operations for the year ended December 31, 1996. As a result of the special assessment, Ben Franklin's deposit insurance premiums was reduced to .06% based upon its current risk classification and the new assessment schedule for SAIF insured institutions. These premiums are subject to change in future periods.

       Prior to the enactment of the legislation, a portion of the SAIF assessment imposed on savings associations was used to repay obligations issued by a federally chartered corporation to provide financing ("FICO") for resolving the thrift crisis in the 1980s. Although the FDIC has proposed that the SAIF assessment be equalized with the BIF assessment schedule, effective October 1, 1996, SAIF-insured institutions remain subject to a FICO assessment as a result of this continuing obligation. Although the legislation also now requires assessments to be made on BIF-assessable deposits for this purpose, effective January 1, 1997, that assessment was limited to 20% of the rate imposed on SAIF assessable deposits until the earlier of December 31, 1999 or when no savings association continues to exist, thereby imposing a greater burden on SAIF member institutions such as Ben Franklin. Thereafter, however, assessments on BIF-member institutions will be made on the same basis as SAIF-member institutions. The rates established by the FDIC for the first quarter of 1998 are a 6.28 basis points assessment on SAIF deposits and a 1.26 basis points assessment on BIF deposits.

Regulatory Capital Requirements

       Federally  insured  savings  associations,  such  as  Ben  Franklin,  are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

       The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights, must be deducted from tangible capital for calculating compliance with the requirement. At December 31, 1997, Ben Franklin did not have any intangible assets recorded as assets on its financial statements.

       The OTS regulations establish special capitalization requirements for savings associations that own subsidiaries. In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks or engaged in certain other activities solely as agent for its customers are "includable" subsidiaries that are consolidated for capital purposes in proportion to the association's level of ownership. For excludable subsidiaries the debt and equity investments in such subsidiaries are deducted from assets and capital.

       At December 31, 1997, Ben Franklin had tangible capital of $7.4 million, or 6.06% of adjusted total assets, which would have been approximately $5.6 million above the minimum OTS requirement of 1.5% of adjusted total assets in effect on that date had such requirement been applicable to the Bank on such date. On a pro forma basis, after giving effect to the sale of the minimum, midpoint and maximum number of shares of Common Stock offered in the Conversion and investment of 50% of the net proceeds in assets not excluded for tangible capital purposes (provided that the amount of net proceeds retained by the Holding Company will be reduced to the extent required so that, upon the completion of the transaction the Bank will have at least 10% tangible capital), Ben Franklin would have had tangible capital equal to 10.0%, 10.0% and 10.3%, respectively, of adjusted total assets at December 31, 1997, which is $10.9 million, $10.9 million and $11.3 million, respectively, above the requirement.


       The capital standards also require core capital equal to at least 3% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. As a result of the prompt corrective action provisions discussed below, however, a savings bank must maintain a core capital ratio of at least 4% to be considered adequately capitalized unless its supervisory condition is such to allow it to maintain a 3% ratio. At December 31, 1997, Ben Franklin had no intangibles which were subject to these tests.


       At December 31, 1997, Ben Franklin had core capital equal to $7.4 million, or 6.1% of adjusted total assets, which would have been $3.8 million above the minimum leverage ratio requirement of 3.0% as in effect on that date had such requirement been applicable to the Bank on such date. On a pro forma basis, after giving effect to the sale of the minimum, midpoint and maximum number of shares of Common Stock offered in the Conversion and investment of 50% of the net proceeds in assets not excluded from core capital, Ben Franklin would have had core capital equal to 10.0%, 10.0% and 10.3%, respectively, of adjusted total assets at December 31, 1997, which is $9.0 million, $9.0 million and $9.4 million, respectively, above the requirement.


        The OTS risk-based requirement requires savings associations to have total capital of at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The OTS is also authorized to require a savings association to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At December 31, 1997, Ben Franklin had $402,000 of allowance for loan losses that qualify as supplementary capital, which was less than 1.25% of risk-weighted assets.

       Certain exclusions from capital and assets are required to be made for the purpose of calculating total capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and nonresidential construction loans in excess of an 80% loan-to-value ratio and reciprocal holdings of qualifying capital instruments. Ben Franklin had no such exclusions from capital and assets at December 31, 1997.

       In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the OTS has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan to value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by the FNMA or FHLMC.

       OTS regulations also require that every savings association with more than normal interest rate risk exposure to deduct from its total capital, for purposes of determining compliance with such requirement, an amount equal to 50% of its interest-rate risk exposure multiplied by the present value of its assets. This exposure is a measure of the potential decline in the net portfolio value of a savings association, greater than 2% of the present value of its assets, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline). Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The rule will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Any savings association with less than $300 million in assets and a total capital ratio in excess of 12% is exempt from this requirement unless the OTS determines otherwise. Based upon its capital level and assets size at December 31, 1997, Ben Franklin is subject to these requirements; however the OTS has not required implementation of this regulation.

       On December 31, 1997, Ben Franklin had total capital of $7.8 million (including $7.4 million in core capital and $402,000 in qualifying supplementary capital) and risk-weighted assets of $69.7 million; or total capital of 11.2% of risk-weighted assets. This amount would have been $2.3 million above the 8% requirement in effect on that date had the requirement been applicable to the Bank on such date. On a pro forma basis, after giving effect to the sale of the minimum, midpoint and maximum number of shares of Common Stock offered in the Conversion, the infusion to Ben Franklin of $6.8 million, $7.1 million and $7.8 million at the minimum, midpoint, and maximum, respectively, of the net Conversion proceeds and the investment of those proceeds to Ben Franklin in 20% risk-weighted government securities, Ben Franklin would have had total capital of 18.7%, 18.7% and 19.2%, respectively, of risk-weighted assets, which is above the current 8% requirement by $7.6 million, $7.6 million and $8.0 million, respectively.

       The OTS and the FDIC are authorized and, under certain circumstances required, to take certain actions against savings associations that fail to meet their capital requirements. The OTS is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions that are applicable to significantly undercapitalized associations.

        As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized association must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

       Any savings association that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more of additional specified actions and operating restrictions which may cover all aspects of its operations and include a forced merger or acquisition of the association. An association that becomes "critically undercapitalized" (i.e., a tangible capital ratio of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations. In addition, the OTS must appoint a receiver (or conservator with the concurrence of the FDIC) for a savings association, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized association is also subject to the general enforcement authority of the OTS and the FDIC, including the appointment of a conservator or a receiver.

       The OTS is also generally authorized to reclassify an association into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

       The imposition by the OTS or the FDIC of any of these measures on Ben Franklin may have a substantial adverse effect on Ben Franklin's operations and profitability and the value of the Common Stock purchased in the Conversion. Holding Company stockholders do not have preemptive rights, and therefore, if the Holding Company is directed by the OTS or the FDIC to issue additional shares of Common Stock, such issuance may result in the dilution in the percentage of ownership of the Holding Company of those persons purchasing shares in the Conversion.

Limitations on Dividends and Other Capital Distributions

       OTS regulations impose various restrictions on savings associations with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. OTS regulations also prohibit a savings association from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory capital of the association would be reduced below the amount required to be maintained for the liquidation account established in connection with its mutual to stock conversion. See "The Conversion - Effects of Conversion to Stock Form on Depositors and Borrowers of the Bank" and "- Restrictions on Repurchase of Stock."

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



       Generally, savings banks, such as Ben Franklin, that before and after the proposed distribution meet their capital requirements, may make capital distributions during any calendar year equal to the greater of 100% of net income for the year-to-date plus 50% of the amount by which the lesser of the association's tangible, core or risk-based capital exceeds its capital requirement for such capital component, as measured at the beginning of the calendar year, or 75% of its net income for the most recent four quarter period. However, an association deemed to be in need of more than normal supervision by the OTS may have its dividend authority restricted by the OTS. Ben Franklin may pay dividends in accordance with this general authority.

       Savings associations proposing to make any capital distribution need only submit written notice to the OTS 30 days prior to such distribution. Savings associations that do not, or would not meet their current minimum capital requirements following a proposed capital distribution, however, must obtain OTS approval prior to making such distribution. The OTS may object to the distribution during that 30-day period notice based on safety and soundness concerns. See "- Regulatory Capital Requirements."

       The OTS has proposed regulations that would revise the current capital distribution restrictions. Under the proposal a savings association that is a subsidiary of a holding company may make a capital distribution with notice to the OTS provided that it has a CAMEL 1 or 2 rating, is not of supervisory concern, and would remain adequately capitalized (as defined in the OTS prompt corrective action regulations) following the proposed distribution. Savings associations that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net income to date during the calendar year. A savings association may not make a capital distribution without prior approval of the OTS and the FDIC if it is undercapitalized before, or as a result of, such a distribution. As under the current rule, the OTS may object to a capital distribution if it would constitute an unsafe or unsound practice. No assurance may be given as to whether or in what form the regulations may be adopted.

Liquidity

       All savings associations, including Ben Franklin, are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. For a discussion of what Ben Franklin includes in liquid assets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." This liquid asset ratio requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At the present time, the minimum liquid asset ratio is 4%.

       Penalties may be imposed upon associations for violations of the liquid asset ratio requirement. At December 31, 1997, Ben Franklin would have been in compliance with this requirement, with an overall liquid asset ratio of 21.02% had this requirement been applicable.

Accounting

       An OTS policy statement applicable to all savings associations clarifies and re-emphasizes that the investment activities of a savings association must be in compliance with approved and documented investment policies and strategies, and must be accounted for in accordance with GAAP. Under the policy statement, management must support its classification of and accounting for loans and securities (i.e., whether held-to-maturity, available-for-sale or trading) with appropriate documentation. Ben Franklin is in compliance with these amended rules.

       OTS regulations, which may be made more stringent than GAAP by the OTS, require that transactions be reported in a manner that best reflects their underlying economic substance and inherent risk and that financial reports must incorporate any other accounting regulations or orders prescribed by the OTS.

Qualified Thrift Lender Test

       Ben Franklin is required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. This test requires a savings association to have at least 65% of its portfolio assets (as defined by regulation) in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the savings association may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, such assets primarily consist of residential housing related loans and investments. At December 31, 1997, Ben Franklin would have met the test with 97.0% of its portfolio assets in qualified thrift investments.

       Any savings association that fails to meet the QTL test must convert to a commercial bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to the BIF. If such an association has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings association and a national bank, and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB borrowings and is subject to national bank limits for payment of dividends. If such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in prepayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies. See "- Holding Company Regulation."

Community Reinvestment Act

       Under the Community Reinvestment Act ("CRA"), every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with the examination of Ben Franklin, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Ben Franklin. An unsatisfactory rating may be used as the basis for the denial of an application by the OTS.

       The federal banking agencies, including the OTS, have recently revised the CRA regulations and the methodology for determining an institution's compliance with the CRA. Due to the heightened attention being given to the CRA in the past few years, Ben Franklin may be required to devote additional funds for investment and lending in its local community. Ben Franklin was examined for CRA compliance by the FDIC in January 1996 and received a rating of satisfactory.

Transactions with Affiliates

       Generally, transactions between a savings association or its subsidiaries and its affiliates are required to be on terms as favorable to the association as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the association's capital. Affiliates of Ben Franklin include the Holding Company and any company which is under common control with Ben Franklin. In addition, a savings association may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates.

       Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the OTS. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must be made on terms substantially the same as for loans to unaffiliated individuals.

Holding Company Regulation

       The Holding Company will be a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, the Holding Company is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over the Holding Company and its non-savings association subsidiaries which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

       As a unitary  savings  and loan  holding  company,  the  Holding  Company generally is not subject to activity restrictions. If the Holding Company acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of the Holding Company and any of its subsidiaries (other than Ben Franklin or any other SAIF-insured savings association) would become subject to such restrictions unless such other associations each qualify as a QTL and were acquired in a supervisory acquisition.

       If Ben Franklin fails the QTL test, the Holding Company must obtain the approval of the OTS prior to continuing after such failure, directly or through its other subsidiaries, any business activity other than those approved for multiple savings and loan holding companies or their subsidiaries. In addition, within one year of such failure the Holding Company must register as, and will become subject to, the restrictions applicable to bank holding companies. The activities authorized for a bank holding company are more limited than are the activities authorized for a unitary or multiple savings and loan holding company. See "- Qualified Thrift Lender Test."

       The Holding Company must obtain approval from the OTS before acquiring control of any other SAIF-insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

Federal Securities Law

       The stock of the Holding Company is registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Holding Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act.

       Holding Company stock held by persons who are affiliates (generally officers, directors and principal stockholders) of the Holding Company may not be resold without registration or unless sold in accordance with certain resale restrictions. If the Holding Company meets specified current public information requirements, each affiliate of the Holding Company is able to sell in the public market, without registration, a limited number of shares in any three-month period.

Federal Reserve System

       The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts). At December 31, 1997, Ben Franklin was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the OTS. See "- Liquidity."

       Savings associations are authorized to borrow from the Federal Reserve Board "discount window," but Federal Reserve Board regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Association.

Federal Home Loan Bank System

       Ben Franklin is a member of the FHLB of Chicago, which is one of 12 regional FHLBs, that administers the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures, established by the board of directors of the FHLB, which are subject to the oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

       As a member, Ben Franklin is required to purchase and maintain stock in the FHLB of Chicago. At December 31, 1997, Ben Franklin had $944,000 in FHLB stock, which was in compliance with this requirement. In past years, Ben Franklin has received substantial dividends on its FHLB stock. Over the past five calendar years such dividends have averaged 6.1%% and were 6.2% for calendar year 1997. As a result of their holdings, the Bank could borrow up to $42.9 million from the FHLB.

       Under federal law the FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to low- and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of Ben Franklin's FHLB stock may result in a corresponding reduction in Ben Franklin's capital.

       For the year ended December 31, 1997, dividends paid by the FHLB of Chicago to Ben Franklin totaled $73,000, which constitute a $5,000 increase from the amount of dividends received in calendar year 1996.

Federal and State Taxation

       Federal Taxation. In August 1996, legislation was enacted that repeals the percentage of taxable income method of accounting used by many thrifts to calculate their bad debt reserve for federal income tax purposes. As a result, small thrifts such as the Bank must recapture that portion of the reserve that exceeds the amount that could have been taken under the experience method for post-1987 tax years. The legislation also requires thrifts to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. This change will require the payment of a $280,000 deferred tax liability payable over a six-year period beginning in 1998.

       In addition to the regular income tax, corporations, including savings associations such as Ben Franklin, generally are subject to a minimum tax. An alternative minimum tax is imposed at a minimum tax rate of 20% on alternative minimum taxable income, which is the sum of a corporation's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax and net operating losses can offset no more than 90% of alternative minimum taxable income.

       Ben Franklin currently maintains a tax bad debt reserve in excess of its base year bad debt balance. The base year bad debt reserve balance is an amount equal to the amount the tax bad debt reserves on December 31, 1987, or $385,000. Ben Franklin can only make cash dividends or other distributions (including distributions in redemption, dissolution or liquidation) to shareholders from accumulated earnings to the extent the accumulated earnings exceed the base year amount without adverse tax consequences.

       Ben Franklin files its federal and Illinois income tax returns on a calendar year basis using the accrual method of accounting. The Holding Company may elect to file a consolidated federal income tax return with Ben Franklin.

       Ben Franklin was audited by the IRS with respect to consolidated federal income tax returns in 1994, 1995 and 1996. With respect to years examined by the IRS, all deficiencies have been satisfied.

       Illinois Taxation. For Illinois income tax purposes, the Bank is taxed at an effective rate equal to 7.18% of Illinois taxable income. For these purposes, "Illinois Taxable Income" generally means federal taxable income, subject to certain adjustments (including the addition of interest income on state and municipal obligations and the exclusion of interest income on United States Treasury obligations).

       Delaware Taxation. As a Delaware holding company, the Holding Company is exempted from Delaware corporate income tax but is required to file an annual report with and pay an annual fee to the State of Delaware. The Holding Company is also subject to an annual franchise tax imposed by the State of Delaware.

                                   MANAGEMENT

Directors and Executive Officers of the Holding Company and of the Bank

       Directors and Executive Officers of the Holding Company. The Board of Directors of the Holding Company currently consists of seven members. The directors of the Holding Company are currently comprised of the directors of the Bank. See "- Board of Directors of the Bank." Directors of the Holding Company will serve three-year staggered terms so that one-third of the directors will be elected at each annual meeting of stockholders. The terms of the current directors of the Holding Company are the same as that of the Bank's board. The Holding Company does not intend to pay directors a fee for board service.

       The executive officers of the Holding Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors. The following table sets forth information regarding executive officers of the Holding Company. Each executive officer of the Holding Company has held his or her position since the incorporation of the Holding Company.


      Name                    Title
-------------------    ---------------------------------------------------------
Joseph J. Gasior       Chairman of the Board
Ronald P. Pedersen     President and Chief Executive Officer
V. Ted Stutzman        Executive Vice-President and Chief Lending Officer
Roger E. Meyers        Vice President and Chief Operating Officer
Edward J. Luzwick      Secretary
Michael F. Barrett     Vice President and Chief Financial and Accounting Officer
Karen A. Cericola      Senior Vice President

       The Holding Company does not initially intend to pay executive officers any fees in addition to compensation payable to such persons as executive officers of the Bank. For information regarding compensation of directors and executive officers of the Bank, see "Management - Director Compensation" and "- Executive Compensation."

       Board of Directors of the Bank. Prior to the Conversion, the direction and control of the Bank, as a mutual savings institution, was vested in its Board of Directors. Upon conversion of the Bank to stock form, each of the directors of the Bank will continue to serve as a director of the converted Bank. The Board of Directors of the Bank currently consists of seven members. Each Director of the Bank has served as such at least since 1992 except for Robert DeCelles who was elected in 1996, Ronald P. Pedersen who was elected in 1997, and Bernadine Dziedzic who was elected in 1998. The directors serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting of members. Because the Holding Company will own all of the issued and outstanding shares of capital stock of the Bank after the Conversion, directors of the Holding Company will elect the directors of the Bank.

       The  following  table  sets  forth  certain  information   regarding  the
directors of the Bank.

                                                                            Director    Term
   Name                 Position(s) Held With the Bank             Age(1)     Since    Expires
-----------------------------------------------------------------------------------------------
Joseph Gasior           Chairman of the Board                        79       1962       2001
Ronald P. Pedersen      President and Chief Executive Officer        57       1997       2001
Robert DeCelles         Director                                     65       1996       2000
Bernadine Dziedzic      Director and Secretary                       58       1998       1999
Edward J. Luzwick       Director and Treasurer                       67       1962       2000
Joseph Nowicki          Director                                     82       1992       1999
Charles E. Schuetz      Director                                     75       1962       1999

(1)  At December 31, 1997.

       The business experience of each director of the Holding Company and of the Bank for at least the past five years is set forth below.

       Joseph J. Gasior received a B.A. and a J.D. degree from the University of Chicago. He was a part-time instructor in the field of Business Law at Wilson Junior College, Chicago, Illinois, from 1946 to 1947 and was an attorney in private practice from 1948 to 1953. Mr. Gasior served as a Director and President of Ben Franklin Savings, a thrift institution in Oak Brook, Illinois ("Ben Franklin - Oak Brook") from 1953 to 1983 and is a past President of the Polish-American Savings and Loan League. Mr. Gasior has been Chairman of the Board and a salaried executive at the Bank since 1962. He is the father-in-law of Director Robert E. DeCelles and the brother-in-law of Director Charles E. Schuetz.

       Ronald P. Pedersen, has been President and Chief Executive Officer of the Bank since January 2, 1997. He previously served as President, Chief Executive Officer and a member of the Board of Oxford Bank and Trust in Addison, Illinois for eight years, and Director and senior lender at Aetna Bank of Chicago for seven years. Mr. Pedersen has been an active member of the Sheshunoff Affiliation President/Chief Executive Officer Roundtable Program and a faculty staff member at the American Institution of Banking. He sat as a member of the Legislative Review Committee of the Illinois Bankers Association and has participated as a member of various bank associations over the years.

       Robert E. DeCelles received his B.S. degree in Business Economics from Loyola University of Chicago. His real estate experience began in 1969 and encompasses high rise residential and commercial properties in Chicago, Boston and Philadelphia. He has been involved in new construction projects in Philadelphia and Telluride, Colorado. Most recently he has supervised high rise residential condominium associations in Chicago's Lake Shore Drive and Gold Coast areas totalling approximately 1400 apartment homes. He has been a member of Apartment and Building Owners and Managers Association of Illinois (ABOMA) since 1971; of the Institute of Real Estate Management since 1973; and was awarded his certified property manager designation in 1974. He has been a member of the ABOMA Labor Negotiation Group since 1974; and of the ABOMA Board of Directors since 1976. He served as President of ABOMA from 1990 to 1992 and has been Management Trustee of Local #1 Janitors Union Health and Pension Fund since 1993. Mr. DeCelles has been a Director of the Bank since 1996. He is the son-in-law of Chairman of the Board Joseph J. Gasior.

       Bernadine Dziedzic is the Secretary of the Bank. From 1957 to 1972 she served as controller and a Director of Ben Franklin - Oak Brook. From 1972 to 1997, she was editor and chief operating officer for Chicago Law Book Co., a major law book distributor; and a part-time paralegal for Mr. Gasior in his law practice. She received a B.A. degree in Accounting and Economics from Mundelein College (now Loyola University of Chicago), has successfully completed graduate courses in taxation and book publishing, and is a graduate of the American Savings and Loan Institute Graduate School of Executive Management at Indiana University at Bloomington.

       Dr. Edward J. Luzwick, D.D.S. received his B.S. degree in Chemistry from DePaul University of Chicago in 1956 and received his Doctor of Dental Surgery degree from Loyola University of Chicago in 1960. He was an Associate Professor of Operative Dentistry at Loyola University Dental School from 1960 to 1962. He is a life member of the Chicago Dental Society, the American Dental Association and the American Equilibration Society, a fellow of the American Academy of General Dentistry since 1970, a fellow of the American Academy of Orthodontics since 1977 and a charter member of the American Academy of Electrosurgery. Dr. Luzwick has been a Director of the Bank since 1965; its Treasurer since 1978, a member of its compensation committee since 1995, and its Dental Administrator since 1997. Dr. Luzwick has been practicing general dentistry in Mt. Prospect since 1960.

       Joseph Nowicki has over 55 years experience as a real estate appraiser and is the founder of Affiliated Appraisal Company, La Grange, Illinois. He served as Assistant Vice President, Loan Department of First Federal Savings of Chicago from 1938 to 1951; as Loan Manager for Chicago Federal Savings from 1952 to 1954; as President of the Chicago Chapter of Society of Real Estate Appraisers ("SREA") from 1958 to 1959; as Chairman of the Appraisers Division of the Chicago Real Estate Board from 1963 to 1964; and as Treasurer of the SREA Market Data Center, Inc. from 1967 to 1969. He is an MAI appraiser, a member of the American Institute of Real Estate Appraisers and has testified as an expert valuation witness in the Circuit Courts of Cook, Lake and Du Page Counties. He was a director of Ben Franklin - Oak Brook from 1978 to 1983 and has been a director of the Bank since 1992. Mr. Nowicki had articles published in "The Mortgage Banker," "American Builder" and "Real Estate Appraiser."

       Charles E. Schuetz received a B.S. degree in Physics and Mathematics from University of Chicago. He taught mathematics at the high school level in the City of Chicago and Suburban school systems. He is the founder of Charles E. Schuetz & Co; a builder of single-family residences and light commercial buildings in Cook and in Du Page County, Illinois, and is a past President of the Southside Builders Association, Chicago, Illinois. He has been a director of the Bank since 1962. Mr. Schuetz is the brother-in-law of the Chairman of the Board, Joseph J. Gasior.

       Executive Officers of the Bank Who Are Not Directors. Each of the executive officers of the Bank will retain his or her position in the converted Bank. Officers are elected annually by the Board of Direcors of the Bank. The business experience of the executive officers who are not also directors is set forth below.

       V. Ted Stutzman, age 62, has served as the Bank's Executive Vice President and Chief Lending Officer since 1987. He joined the Bank in 1985 as Senior Vice President and Chief Lending Officer. Prior to joining the Bank, Mr. Stutzman served nine years as Senior Vice President and Retail Lender for Ben Franklin - Oak Brook.

       Roger E. Meyers, age 55, has been Vice President of the Bank since October of 1980 and in that position has been responsible for all the accounting and financial reporting for the Bank. In 1998, he was named Chief Operating Officer. Prior to coming to the Bank, he was Senior Vice President and Comptroller of Mid-America National Bank of Chicago where he was employed for 13 years.

       Michael F. Barrett, age 42, is currently serving as the Chief Financial and Accounting Officer of the Bank. He is responsible for managing and overseeing the auditing, record keeping and accounting activities of the Bank. Prior to joining the Bank in 1998, Mr. Barrett was Vice President & Controller of Standard Federal Bank, a thrift institution located in the greater southwestern Chicagoland area. Mr. Barrett holds a BA in Accounting from Northeastern Illinois University, and an MBA in Finance from the Keller Graduate School of Management. In addition, he is a Certified Public Accountant and a Certified Financial Planner.


       Karen J. Cericola, age 46, has served as the Bank's Senior Vice President in charge of Consumer Lending and Loan Marketing since 1987. She joined Douglas Savings Bank in 1985 as Vice President after having spent the prior five years with Ben Franklin - Oak Brook, Mrs. Cericola has a BA from the University of Illinois at Chicago Circle.


Indemnification

       The Certificate of Incorporation of the Holding Company provides that a director or officer of the Holding Company shall be indemnified by the Holding Company to the fullest extent authorized by the General Corporation Law of the State of Delaware against all expenses, liability and loss reasonably incurred or suffered by such person in connection with his activities as a director or officer or as a director or officer of another company, if the director or officer held such position at the request of the Holding Company. Delaware law requires that such director, officer, employee or agent, in order to be indemnified, must have acted in good faith and in a manner reasonably believed to be not opposed to the best interests of the Holding Company, and, with respect to any criminal action or proceeding, did not have reasonable cause to believe his or her conduct was unlawful.

       The Certificate of Incorporation and Delaware law also provide that the indemnification provisions of such Certificate and the statute are not exclusive of any other right which a person seeking indemnification may have or later acquire under any statute, provision of the Certificate of Incorporation, Bylaws of the Holding Company, agreement, vote of stockholders or disinterested directors or otherwise.

       These provisions may have the effect of deterring shareholder derivative actions, since the Holding Company may ultimately be responsible for expenses for both parties to the action. A similar effect would not be expected for third-party claims.

       In addition, the Certificate of Incorporation and Delaware law also provide that the Holding Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Holding Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Holding Company has the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. The Holding Company may obtain such insurance.

Meetings and Committees of Board of Directors

       The Holding Company. The Board of Directors of the Holding Company recently established standing executive, audit and compensation committees. These committees did not meet during fiscal 1997.

       The Bank. The Bank's Board of Directors meets on a monthly basis. The Board of Directors met 12 times during the year ended December 30, 1997. During 1997, no director of the Bank attended fewer than 75% of the aggregate of the total number of Board meetings and the total number of meetings held by the committees of the Board of Directors on which he or she served. The principal standing committees of the Bank are the Audit, Compensation, Executive Loan, Investment and Steering Committees.

       The Audit Committee, comprised of Directors Luzwick and Schuetz, oversees the Bank's audit policy and internal controls and reviews the financial statements prepared by the Bank's independent auditors. The Audit Committee met one time in 1997.

       The Compensation Committee, comprised of Directors Gasior, DeCelles, Luzwick, and Pedersen, oversees the Bank's compensation policies. In 1997 the Compensation Committee met two times.


       The Executive Loan Committee, comprised of Directors Gasior, Nowicki, Schuetz and Pedersen, meets as necessary to consider applications for loans in excess of $500,000. In 1997, the Executive Loan Committee met 2 times.


       The Investment Committee is comprised of Directors Gasior and Pedersen, who communicate telephonically throughout each month and report monthly to the Board of Directors of the Bank.

       The Steering Committee, comprised of Directors Gasior, DeCelles, Schuetz and Pedersen, meets at the request of the Board to gather data or formulate policy recommendations. In 1997 the Steering Committee met 2 times.

Director Compensation


       Directors of the Bank are paid a monthly attendance fee of $750 for service on the Board of Directors and the Chairman is paid an annual salary of $75,000. Directors receive an additional $250 for attendance at committee meetings, except that no fees are typically paid with respect to the Investment Committee.


Executive Compensation

       The following table sets forth information concerning the compensation accrued for services in all capacities to Ben Franklin for the fiscal year ended December 31, 1997 for the Bank's President and Chief Executive Officer. No other executive officer's aggregate annual compensation (salary plus bonus) exceeded $100,000 in fiscal 1997.

                                                                  Summary Compensation Table
                                   ------------------------------------------------------------------------------------------------
                                                                                         Long Term Compensation
                                                      Annual Compensation(1)                      Awards
                                            -------------------------------------------- -----------------------
                                                                                        Restricted
       Name and Principal                                                 Other Annual     Stock        Options/       All Other
            Position               Year     Salary($)      Bonus($)      Compensation($)  Award($)      SARs(#)     Compensation($)
            --------               ----     ---------      --------      ---------------  --------      -------     ---------------
Ronald P. Pedersen                 1997     $135,000        $ ---            $8,250         N/A           N/A          $3,881(2)
 President and Chief Executive
 Officer
V. Ted Stutzman                    1997      $80,850       $22,500              ---         N/A           N/A          $2,999(2)
 Executive Vice President and
 Chief Lending Officer

(1) In accordance with the transitional provisions applicable to the revised rules on executive officer and director compensation disclosure adopted by the SEC, as informally interpreted by the SEC's Staff, Summary Compensation information is excluded for the fiscal years ended December 31, 1996 and 1995.

(2) Consists of contributions under Savings Incentive Matching Plan.

Employment Agreement

       The Holding Company intends to enter into an employment agreement with President Pedersen providing for an initial term of three years. The employment agreement will become effective upon completion of the Conversion and provide for an annual base salary of $135,000 and a bonus based on a profit sharing formula. The agreement provides for an annual extension, subject to the performance of an annual evaluation by disinterested members of the Board of Directors. The agreement also provides for termination upon the employee's death, for cause or in certain events specified by OTS regulations. The employment agreement is also terminable by the employee upon 90 days' notice to the Holding Company.


       In the event Mr. Pedersen is involuntarily terminated without cause, he will receive his salary and insurance benefits for a period of nine months. In addition, in the event employment involuntarily terminates in connection with a " change in control" of the Holding Company or within twelve months thereafter, the employment agreement provides for the payment to President Pedersen of an amount equal to 299% of his five-year average annual base compensation. If the employment of President Pedersen had been terminated as of December 31, 1997 under circumstances entitling him to a change in control severance payment as described above, he would have been entitled to receive a lump sum cash payment of approximately $424,580. The agreement also provides for the continued payment to President Pedersen of health benefits for the remainder of the term of his contract in the event he is terminated in connection with a change in control.


Supplemental Retirement Agreement

       The Bank has entered into a non-qualified supplemental retirement agreement (the "SERA") with Chairman of the Board Joseph J. Gasior to provide him with an annual supplemental retirement benefit equal to fifty percent of his final average annual compensation (as calculated over the final three years before his retirement) for 12 years following his retirement as Chairman of the Board of Directors.

       The Bank may also establish an irrevocable grantor trust in connection with the SERA. This trust will be funded with contributions from the Bank for the purpose of providing the benefits promised thereunder. Under such circumstances, Mr. Gasior would have only the rights of unsecured creditors with respect to the trust's assets, and would not recognize income with respect to benefits provided by the SERA until such benefits are received. The assets of the grantor trust would be considered part of the general assets of the Bank and would be subject to the claims of the Bank's creditors in the event of the Bank's insolvency. Earnings on the trust's assets will be taxable to the Bank. The trustee of the trust may invest the trust's assets in the Holding Company's stock.

Benefit Plans

       General. Ben Franklin Bank of Illinois currently provides insurance benefits to its employees, including health and life insurance, subject to certain deductibles and copayments.

       During 1997, the Bank adopted a Savings Incentive Matching Plan for Employees covering substantially all employees. Participants may elect to make tax deferred contributions to the plan in amounts of up to $6,000 per calendar year. Annually, the Bank makes dollar for dollar matching contributions based on amounts contributed by participants up to a maximum of 3% of compensation per participant. The Bank made contributions under this Plan totaling $16,000 during 1997.

       Director Emeritus Plan. The Bank has adopted a Director Emeritus Plan providing that, upon retirement from the board after age 59 or upon death or disability while serving as director, each non-employee director qualifying as director emeritus would be paid an annual benefit for a period of 10 years equal to (i) 40% of the total amount of board and committee fees paid to him for his last 12 months of service as a director (the "Final 12 Months Fees") plus (ii) 5% of the Final 12 Months Fees for each full or partial year of service as a director; provided, that the total annual benefit shall not exceed the Final 12 Months Fees. Only directors with five or more years of service qualify for participation in this plan.

       The Bank may determine to establish an irrevocable grantor trust in connection with this plan similar to the trust which may be established in connection with the SERA as described above.

       Employee Stock Ownership Plan. The Boards of Directors of Ben Franklin and the Holding Company have approved the adoption of an ESOP for the benefit of employees of the Bank. The ESOP is also designed to meet the requirements of an employee stock ownership plan as described at Section 4975(e)(7) of the Code and
Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and, as such, the ESOP is empowered to borrow in order to finance purchases of the Common Stock.


       It is anticipated that the ESOP will be funded with a loan from the Holding Company (not to exceed an amount equal to 8% of the gross Conversion proceeds). The interest rate of the ESOP loan will be equal to the applicable federal interest rate as determined by the Internal Revenue Service for the month in which the loan is made, as calculated pursuant to Section 1274(d) of the Code. As of December 31, 1997, such interest rate was ________% per year.


       GAAP generally requires that any borrowing by the ESOP from an unaffiliated lender be reflected as a liability in the Holding Company's Financial Statements, whether or not such borrowing is guaranteed by, or constitutes a legally binding contribution commitment of, the Holding Company or the Bank. The funds used to acquire the ESOP shares will be borrowed from the Holding Company. Since the Holding Company will finance the ESOP debt, the ESOP debt will be eliminated through consolidation and no liability will be reflected on the Holding Company's financial statements. In addition, shares purchased with borrowed funds will, to the extent of the borrowings, be excluded from stockholders' equity, representing unearned compensation to employees for future services not yet performed. Consequently, if the ESOP purchases already-issued shares in the open market, the Holding Company's consolidated liabilities will increase to the extent of the ESOP's borrowings, and total and per share stockholders' equity will be reduced to reflect such borrowings. If the ESOP purchases newly issued shares from the Holding Company, total stockholders' equity would neither increase nor decrease, but per share stockholders' equity and per share net income would decrease because of the increase in the number of outstanding shares. In either case, as the borrowings used to fund ESOP purchases are repaid, total stockholders' equity will correspondingly increase.

       All employees of the Bank are eligible to participate in the ESOP after they attain age 21 and complete one year of service. The Bank's contribution to the ESOP is allocated among participants on the basis of their relative compensation. Each participant's account will be credited with cash and shares of Holding Company Common Stock based upon compensation earned during the year with respect to which the contribution is made. Contributions credited to a participant's account become fully vested upon such participant's completing five years of service. Credit will be given for prior years of service for vesting purposes. ESOP participants are entitled to receive distributions from their ESOP accounts only upon termination of service. Distributions will be made in cash and in whole shares of the Holding Company's Common Stock. Fractional shares will be paid in cash. Participants will not incur a tax liability until a distribution is made.

       Each participating employee is entitled to instruct the trustee of the ESOP as to how to vote the shares allocated to his or her account. The trustee will not be affiliated with the Holding Company or Ben Franklin.

       The ESOP may be amended by the Board of Directors, except that no amendment may be made which would reduce the interest of any participant in the ESOP trust fund or divert any of the assets of the ESOP trust fund for purposes other than the benefit of participants or their beneficiaries.

       Stock Option and Incentive Plan. Among the benefits to the Bank anticipated from the Conversion is the ability to attract and retain personnel through the prudent use of stock options and other stock-related incentive programs. The Board of Directors of the Holding Company intends to adopt a Stock Option and Incentive Plan (the "Stock Option Plan"), subject to ratification by stockholders of the Holding Company at a meeting to be held not earlier than six months after completion of the Conversion. Under the terms of the proposed Stock Option Plan, stock options covering shares representing an aggregate of up to 10% of the shares of Common Stock issued in the Conversion may be granted to directors, officers and employees of the Holding Company or its subsidiaries under the Stock Option Plan.

       Options granted under the Stock Option Plan may be either options that qualify under the Code as "incentive stock options" (options that afford preferable tax treatment to recipients upon compliance with certain restrictions and that do not normally result in tax deductions to the employer) or options that do not so qualify. The exercise price of stock options granted under the Stock Option Plan is required to be at least equal to the fair market value per share of the stock on the date of grant. All grants are made in consideration of past and future services rendered to the Bank, and in an amount deemed necessary to encourage the continued retention of the officers and directors who are considered necessary for the continued success of the Bank. In this regard, all options are intended to vest in five equal annual installments commencing one year from the date of grant, subject to the continued service of the holder of such option.

       The proposed Stock Option Plan provides for the grant of stock appreciation rights ("SARs") at any time, whether or not the participant then holds stock options, granting the right to receive the excess of the market value of the shares represented by the SARs on the date exercised over the exercise price. SARs generally will be subject to the same terms and conditions and exercisable to the same extent as stock options.

       Limited SARs may be granted at the time of, and must be related to, the grant of a stock option or SAR. The exercise of one will reduce to that extent the number of shares represented by the other. Limited SARs will be exercisable only for the 45 days following the expiration of the tender or exchange offer, during which period the related stock option or SAR will be exercisable. However, no SAR or Limited SAR will be exercisable by a 10% beneficial owner, director or senior officer within six months of the date of its grant. The Holding Company has no present intention to grant any SARs or Limited SARs.

       The proposed Stock Option Plan will be administered by Stock Plan Committee of the Holding Company which will consist of at least two disinterested directors. The Stock Plan Committee will select the recipients and terms of awards made pursuant to the Stock Option Plan. OTS regulations limit the amount of shares that may be awarded pursuant to stock-based plans to each individual officer, each non-employee director and all non-employee directors as a group to 25%, 5% and 30%, respectively, of the total shares reserved for issuance under each such stock-based plan.


       The Committee currently intends to grant options in amounts expressed as a percentage of the shares issued in the Conversion, as follows: to each of the Chairman of the Board and the President - 2.5% and to all executive officers as a group (5 persons) 6.2%. In addition, under the terms of the Stock Option Plan, each non-employee director of the Holding Company at the time of stockholder ratification of the Stock Option Plan will be granted an option to purchase shares of Common Stock equal to .5% of the shares sold in the Conversion. The remaining balance of the available awards is unallocated and reserved for future use. All options will expire 10 years after the date such option was granted, which, for the option grants listed above, is expected to be the date of stockholder ratification of the Stock Option Plan. All proposed option grants to officers are subject to modification by the Stock Plan Committee based upon its performance evaluation of the option recipients at the time of stockholder ratification of the Stock Option Plan following completion of the Conversion.


       After stockholder ratification, the Stock Option Plan will be funded either with shares purchased in the open market or with authorized but unissued shares of Common Stock. The use of authorized but unissued shares to fund the Stock Option Plan could dilute the holdings of stockholders who purchased Common Stock in the Conversion. See "Pro Forma Data." In no event will the Stock Option Plan acquire an amount of shares, which, in the aggregate, represent more than 10% of the shares issued in the Conversion.

       Under SEC regulations, so long as certain criteria are met, an optionee may be able to exercise the option at the Purchase Price and immediately sell the underlying shares at the then-current market price without incurring short-swing profit liability. This ability to exercise and immediately resell, which under the SEC regulations applies to stock option plans in general, allows the optionee to realize the benefit of an increase in the market price for the stock without the market risk which would be associated with a required holding period for the stock after payment of the exercise price. Under SEC regulations, the short-swing liability period now runs for six months before and after the option grant. All grants are subject to ratification of the Stock Option Plan by stockholders of the Holding Company following completion of the Conversion.

       Recognition and Retention Plan. The Holding Company intends to establish the RRP in order to provide employees with a proprietary interest in the Holding Company in a manner designed to encourage such persons to remain with the Holding Company and the Bank. The RRP will be subject to ratification by stockholders at a meeting to be held not earlier than six months after the completion of the Conversion. The Holding Company will contribute funds to the RRP to enable it to acquire in the open market or from authorized but unissued shares (with the decision between open market or authorized but unissued shares based on the Holding Company's future stock price, alternate investment opportunities and capital needs), following stockholder ratification of such plan, an amount of stock equal to 4% of the shares of Common Stock issued in the Conversion.

       The Stock Plan Committee of the Board of Directors of the Holding Company will administer the proposed RRP. Under the terms of the proposed RRP, awards ("Awards") can be granted to key employees without payment by such persons in the form of shares of Common Stock held by the RRP. Awards are non-transferable and non-assignable. OTS regulations limit the amount of shares that may be awarded pursuant to stock-based plans to each individual officer, each non-employee director and all non-employee directors as a group to 25%, 5% and 30%, respectively, of the total shares reserved for issuance under each such stock-based plan.

       Recipients will earn (i.e., become vested in), over a period of time, the shares of Common Stock covered by the Award. Awards made pursuant to the RRP will vest in five equal annual installments commencing one year from the date of grant. Awards will be 100% vested upon termination of employment due to death or disability. When shares become vested and are actually distributed in accordance with the RRP, but in no event prior to such time, the participants will also receive amounts equal to any accrued dividends with respect thereto. Earned shares are distributed to recipients as soon as practicable following the date on which they are earned.


       The Stock Plan Committee presently intends to grant restricted stock awards without cost to the recipients in amounts expressed as a percentage of the shares sold in the Conversion, as follows: to Messrs. Gasior and Pedersen - 1.0%, and to all executive officers as a group (5 persons) - 2.5%. Pursuant to the terms of the proposed RRP, each non-employee director of the Holding Company at the time of stockholder ratification of the RRP will be awarded an amount of shares equal to .2% of the shares sold in the Conversion. All proposed RRP awards to officers of the Bank are subject to modification by the Stock Plan Committee based upon its performance evaluation of the award recipients at the time of stockholder ratification of the RRP following completion of the Conversion.


       After stockholder ratification, the RRP will be funded either with shares purchased in the open market or with authorized but unissued shares of Common Stock issued to the RRP by the Holding Company. The use of authorized but unissued shares to fund the RRP could dilute the holdings of stockholders who had purchased Common Stock in the Conversion. In the event the RRP purchases stock in the open market at prices above the initial Purchase Price, the total RRP expense may be above that disclosed under the caption "Pro Forma Data." In no event will the RRP acquire an amount of shares which, in the aggregate, represent more than 4% of the shares issued in the Conversion.

Certain Transactions

       The Bank follows a policy of granting loans to the Bank's directors, officers and employees. The loans to executive officers and directors are made in the ordinary course of business and on the same terms and conditions as those of comparable transactions prevailing at the time, in accordance with the Bank's underwriting guidelines and do not involve more than the normal risk of collectibility or present other unfavorable features. Loans to all directors and executive officers and their associates, including outstanding balances and commitments totaled $40,000 at December 31, 1997, which was .51% of the Bank's retained earnings at that date.

                                 THE CONVERSION

       The Board of Directors of the Bank and the OTS have approved the Plan of Conversion. OTS approval does not constitute a recommendation or endorsement of the Plan of Conversion. Certain terms used in the following summary of the material terms of the Conversion are defined in the Plan of Conversion, a copy of which may be obtained by contacting Ben Franklin.

General

       The Board of Directors of the Bank unanimously adopted the Plan, subject to approval by the OTS and the members of the Bank. Pursuant to the Plan, the Bank will convert from a federally chartered mutual savings loan and Bank to a federally chartered stock savings bank, with the concurrent formation of a holding company.

       The Conversion will be accomplished through amendment of the Bank's federal charter to authorize capital stock, at which time the Bank will become a wholly owned subsidiary of the Holding Company. The Conversion will be accounted for as a pooling of interests.

       Subscription Rights have been granted to the Eligible Account Holders as of January 31, 1997, Tax-Qualified Employee Plans of the Bank and Holding Company, Supplemental Eligible Account Holders as of _________, 1998, Other Members, and directors, officers, and employees of the Bank. Additionally, subject to the availability of shares and market conditions at or near the completion of the Subscription Offering, the Common Stock may be offered for sale in a Public Offering and Direct Community Offering to selected persons on a best-efforts basis through FBR. See "- Offering of Holding Company Common Stock." Subscriptions for shares will be subject to the maximum and minimum purchase limitations set forth in the Plan of Conversion.

Business Purposes

       Ben Franklin has several business purposes for the Conversion. The sale of Holding Company Common Stock will have the immediate result of providing the Bank with additional equity capital in order to support the expansion of its existing operations, subject to market conditions. See "Business." The sale of the Common Stock is the most effective means of increasing the Bank's permanent capital and does not involve the high interest cost and repayment obligation of subordinated debt. In addition, investment of that part of the net Conversion proceeds paid by the Holding Company to the Bank is expected to provide additional operating income to further increase the Bank's capital on a continuing basis.

       The Board of Directors of the Bank believes that a holding company structure could facilitate the acquisition of both mutual and stock savings institutions in the future as well as other companies. If a multiple holding company structure is utilized in a future acquisition, the acquired savings institution would be able to operate on a more autonomous basis as a wholly owned subsidiary of the Holding Company rather than as a division of the Bank. For example, the acquired savings institution could retain its own directors, officers and corporate name as well as having representation on the Board of Directors of the Holding Company. As of the date hereof, there are no plans or understandings regarding the acquisition of any other institutions.

       The Board of Directors of the Bank also believes that a holding company structure can facilitate the diversification of the Bank's business activities. While diversification will be maximized if a unitary holding company structure is utilized because the types of business activities permitted to a unitary holding company are broader than those of a multiple holding company, either type of holding company may engage in a broader range of activities than may a thrift institution directly. Currently, there are no plans that the Holding
Company engage in any material activities apart from holding the shares of the Bank and investing the remaining net proceeds from the sale of Common Stock in the Conversion.

       The preferred stock and additional common stock of the Holding Company being authorized in the Conversion will be available for future acquisitions and for issuance and sale to raise additional equity capital, generally without stockholder approval or ratification, but subject to market conditions. Although the Holding Company currently has

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no plans  with  respect  to  future  issuances  of equity  securities,  the more flexible operating structure provided by the Holding Company and the stock form of ownership is expected to assist the Bank in competing more aggressively with other financial institutions in its principal market area.

       The Conversion will structure the Bank in the stock form used in the United States by all commercial banks, most major business corporations and an increasing number of savings institutions. The Conversion will permit the Bank's members to become stockholders of the Holding Company, thereby allowing members to own stock in the financial organization in which they maintain deposit accounts or with which they have a borrowing relationship. Such ownership should encourage stockholders to promote the Bank to potential customers, thereby further contributing to the Bank's earnings potential.

       The Bank is also expected to benefit from its management and employees owning stock, because stock ownership is viewed as an effective performance incentive and a means of attracting, retaining and compensating personnel.

Effects of Conversion to Stock Form on Depositors and Borrowers of the Bank

       Voting Rights. Deposit account holders will have no voting rights in the converted Bank or the Holding Company and will therefore not be able to elect directors of either entity or to control their affairs. These rights are currently accorded to deposit account holders with regard to the Bank. Subsequent to Conversion, voting rights will be vested exclusively in the Holding Company as the sole stockholder of the Bank. Voting rights as to the Holding Company will be held exclusively by its stockholders. Each purchaser of Holding Company Common Stock shall be entitled to vote on any matters to be considered by the Holding Company stockholders. A stockholder will be entitled to one vote for each share of Common Stock owned, subject to certain limitations applicable to holders of 10% or more of the shares of the Common Stock. See "Description of Capital Stock."

       Deposit Accounts and Loans. The general terms of the Bank's deposit accounts, the balances of the individual accounts and the existing FDIC insurance coverage will not be affected by the Conversion. Furthermore, the Conversion will not affect the loan accounts, the balances of these accounts, or the obligations of the borrowers under their individual contractual arrangements with the Bank.

       Tax Effects. The Bank has received opinions from Crowe Chizek & Company LLP with regard to federal income taxation and Illinois taxation to the effect that the adoption and implementation of the Plan of Conversion set forth herein will not be taxable for federal or Illinois tax purposes to the Bank or the Holding Company. See "- Income Tax Consequences."

       Liquidation Rights. The Bank has no plans to liquidate, either before or subsequent to the completion of the Conversion. However, if there should ever be a complete liquidation, either before or after Conversion, deposit account holders would receive the protection of insurance by the FDIC up to applicable limits. Subject thereto, liquidation rights before and after Conversion would be as follows:

       Liquidation Rights in Present Mutual Institution. In addition to the protection of FDIC insurance up to applicable limits, in the event of a complete liquidation of the Bank, each holder of a deposit account in the Bank in its present mutual form would receive his or her pro rata share of any assets of the Bank remaining after payment of claims of all creditors (including the claims of all depositors in the amount of the withdrawal value of their accounts). Such holder's pro rata share of such remaining assets, if any, would be in the same proportion of such assets as the balance in his or her deposit account was to the aggregate balance in all deposit accounts in the Bank at the time of liquidation.

       Liquidation Rights in Proposed Converted Institution. After Conversion, each deposit account holder, in the event of a complete liquidation of the Bank, would have a claim of the same general priority as the claims of all other general creditors of the Bank in addition to the protection of FDIC insurance up to applicable limits. Therefore, except as described below, the deposit account holder's claim would be solely in the amount of the balance in his or her deposit account plus accrued interest. The holder would have no interest in the assets of the Bank above that amount.

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


       The Plan of Conversion provides that there shall be established, upon the completion of the Conversion, a special "liquidation account" for the benefit of Eligible Account Holders (i.e., eligible depositors at January 31, 1997) and Supplemental Eligible Account Holders (eligible depositors at _________, 1998) in an amount equal to the net worth of the Bank as of the date of its latest consolidated statement of financial condition contained in the final prospectus relating to the sale of shares of Holding Company Common Stock in the Conversion. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account held in the Bank on the qualifying date. An Eligible Account Holder and Supplemental Eligible Account Holder's interest as to each deposit account would be in the same proportion of the total liquidation account as the balance in his or her account on January 31, 1997 and __________, 1998, respectively, was to the aggregate balance in all deposit accounts of Eligible Account Holders and Supplemental Eligible Account Holders on such dates. However, if the amount in the deposit account of an Eligible Account Holder or Supplemental Eligible Account Holder on any annual closing date of the Bank is less than the lowest amount in such account on January 31, 1997 or _________, 1998 and on any subsequent closing date, then the account holder's interest in this special liquidation account would be reduced by an amount proportionate to any such reduction, and the account holder's interest would cease to exist if such deposit account were closed.


       In addition, the interest in the special liquidation account would never be increased despite any increase in the balance of the account holders' related accounts after Conversion, and would only decrease.

       Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders were satisfied would be distributed to the Holding Company as the sole stockholder of the Bank.

       No merger, consolidation, purchase of bulk assets with assumption of deposit accounts and other liabilities, or similar transaction, whether the Bank, as converted, or another SAIF-insured institution is the surviving institution, is deemed to be a complete liquidation for purposes of distribution of the liquidation account and, in any such transaction, the liquidation account would be assumed to the full extent authorized by regulations of the OTS as then in effect. The OTS has stated that the consummation of a transaction of the type described in the preceding sentence in which the surviving entity is not a SAIF-insured institution would be reviewed on a case-by-case basis to determine whether the transaction should constitute a "complete liquidation" requiring distribution of any then remaining balance in the liquidation account. While the Bank believes that such a transaction should not constitute a complete liquidation, there can be no assurance that the OTS will not adopt a contrary position.

       Common Stock. For information as to the characteristics of the Common Stock to be issued under the Plan of Conversion, see "Dividends" and "Description of Capital Stock." Common Stock issued under the Plan of Conversion cannot, and will not, be insured by the FDIC or any other governmental agency.

       The Bank will continue, immediately after completion of the Conversion, to provide its services to depositors and borrowers pursuant to its existing policies and will maintain the existing management and employees of the Bank. Other than for payment of certain expenses incident to the Conversion, no assets of the Bank will be distributed in the Conversion. Ben Franklin will continue to be a member of the FHLB System, and its deposit accounts will continue to be insured by the FDIC. The affairs of Ben Franklin will continue to be directed by the existing Board of Directors and management.

Offering of Holding Company Common Stock

       Under the Plan of Conversion, up to 1,610,000 shares of Holding Company Common Stock will be offered for sale, subject to certain restrictions described below, initially through the Offering. Federal conversion regulations require, with certain exceptions, that all shares offered in a conversion be sold in order for the conversion to become effective.

       The Subscription Offering will expire at noon, Arlington Heights, Illinois time, on [________], 1998 (the "Subscription Expiration Date") unless extended by the Bank and the Holding Company. Depending on the availability of shares and market conditions at or near the completion of the Subscription Offering, the Holding Company may effect a Public Offering of shares to selected persons through FBR. To order Common Stock in connection with the Public Offering and Direct Community Offering, if any, an executed stock order and account withdrawal authorization and certification must be received by FBR prior to the termination of the Public Offering and Direct Community Offering. The date by which orders must be received in the Public Offering, if any, will be set by the Holding Company at the time of such offering. OTS regulations require that all shares to be offered in the Conversion be sold within a period ending not more than 45 days after the Subscription Expiration Date (or such longer period as may be approved by the OTS) or, despite approval of the Plan of Conversion by members, the Conversion will not be effected and Ben Franklin will remain in mutual form. This period expires on [________], 1998, unless extended with the approval of the OTS. In addition, if the Offering is extended beyond [________], 1998, all subscribers will have the right to modify or rescind their subscriptions and to have their subscription funds returned promptly with interest. In the event that the Conversion is not effected, all funds submitted and not previously refunded pursuant to the Offering will be promptly refunded to subscribers with interest at the Bank's current passbook rate and all withdrawal authorizations will be terminated.

Stock Pricing and Number of Shares to be Issued

       Federal regulations require that the aggregate purchase price of the securities of a thrift institution sold in connection with its conversion must be based on an appraised aggregate market value of the institution as converted (i.e., taking into account the expected receipt of proceeds from the sale of the securities in the conversion), as determined by an independent valuation. Ferguson, which is experienced in the valuation and appraisal of business entities, including thrift institutions involved in the conversion process, was retained by the Bank to prepare an appraisal of the estimated pro forma market value of the Bank and the Holding Company upon Conversion.

       Ferguson will receive a fee of approximately $[________] for its appraisal in addition to its reasonable out-of-pocket expenses incurred in connection with the appraisal. Ferguson has also agreed to assist in the preparation of the Bank's business plan for a separate fee of $[________]. The Bank has agreed to indemnify Ferguson under certain circumstances against liabilities and expenses (including legal fees) arising out of, related to, or based upon the Conversion.

       Ferguson has prepared an appraisal of the estimated pro forma market value of the Bank as converted. The Ferguson appraisal concluded that, at March 20, 1998, an appropriate range for the estimated pro forma market value of the Bank and the Holding Company was from a minimum of $11.9 million to a maximum of $16.1 million with a midpoint of $14.0 million. Assuming that the shares are sold at $10.00 per share in the Conversion, the estimated number of shares to be issued in the Conversion is expected to be between 1,190,000 and 1,610,000. The Purchase Price of $10.00 was determined by discussion among the Boards of Directors of the Bank, the Holding Company and Ferguson, taking into account, among other factors, (i) the requirement under OTS regulations that the Common Stock be offered on a manner that would achieve the widest distribution of shares and (ii) liquidity in the Common Stock subsequent to the Conversion.

       The appraisal involved a comparative evaluation of the operating and financial statistics of the Bank with those of other thrift institutions. The appraisal also took into account such other factors as the market for thrift institution stocks generally, prevailing economic conditions, both nationally and in Illinois, which affect the operations of thrift institutions, the competitive environment within which the Bank operates and the effect of the Bank becoming a subsidiary of the Holding Company. No detailed individual analysis of the separate components of the Holding Company's and the Bank's assets and liabilities was performed in connection with the evaluation. The Plan of Conversion requires that all of the shares subscribed for in the Offering be sold at the same price per share. The Board of Directors reviewed the appraisal, including the methodology and the appropriateness of the assumptions utilized by Ferguson and determined that in its opinion the appraisal was not unreasonable. The Estimated Valuation Range may be amended with the approval of the OTS in connection with changes in the financial condition or operating results of the Bank or market conditions generally. As described below, an amendment to the Estimated Valuation Range above $18,515,000 would not be made without a resolicitation of subscriptions and/or proxies except in limited circumstances.


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



       If, upon completion of the Offering, at least the minimum number of shares are subscribed for, Ferguson, after taking into account factors similar to those involved in its prior appraisal, will determine its estimate of the pro forma market value of the Bank and the Holding Company upon Conversion, as of the close of the Offering.

       If, based on the estimate of Ferguson, the aggregate pro forma market value is not within the Estimated Valuation Range, Ferguson, upon the consent of the OTS, will determine a new Estimated Valuation Range ("Amended Valuation Range"). If the aggregate pro forma market value of the Bank as converted and the Holding Company has increased in the Amended Valuation Range to an amount that does not exceed $18,515,000 (i.e.,15% above the maximum of the Estimated Valuation Range), then the number of shares to be issued may be increased to accommodate such increase in value without a resolicitation of subscriptions and/or proxies. In such event the Bank and the Holding Company do not intend to resolicit subscriptions and/or proxies unless the Bank and the Holding Company then determine, after consultation with the OTS, that circumstances otherwise require such a resolicitation. If, however, the aggregate pro forma market value of the Holding Company and the Bank, as converted, at that time is less than $11,900,000 or more than $18,515,000, a resolicitation of subscribers and/or proxies may be made, the Plan of Conversion may be terminated or such other actions as the OTS may permit may be taken. In the event that upon completion of the Offering, the pro forma market value of the Holding Company and Bank, as converted, is below $11,900,000 or above $18,515,000 (15% above the maximum of the Estimated Valuation Range), the Holding Company intends to file the revised appraisal with the SEC by post-effective amendment to its Registration Statement on Form S-1. See "Additional Information." If the Plan of Conversion is terminated, all funds would be returned promptly with interest at the rate of the Bank's current passbook rate, and holds on funds authorized for withdrawal from deposit accounts would be released. If there is a resolicitation of subscriptions, subscribers will be given the opportunity to cancel or change their subscriptions and to the extent subscriptions are so canceled or reduced, funds will be returned with interest at the Bank's current passbook rate and holds on funds authorized for withdrawal from deposit accounts will be released or reduced. Stock subscriptions received by the Holding Company and the Bank may not be withdrawn by the subscriber and, if accepted by the Holding Company and the Bank, are final. If the Conversion is not completed prior to [________] (two years after the date of the Special Meeting), the Plan of Conversion will automatically terminate.

       Any increase in the total number of shares of Common Stock to be offered in the Conversion will dilute a subscriber's percentage ownership interest and will reduce the pro forma net income and net worth on a per share basis. A decrease in the number of shares to be issued in the Conversion will increase a subscriber's proportionate ownership interest and will increase both pro forma net income and net worth on a per share basis while decreasing that amount on an aggregate basis.

       No sale of the shares will take place unless, prior thereto, Ferguson confirms to the OTS that, to the best of Ferguson's knowledge and judgment, nothing of a material nature has occurred which would cause Ferguson to conclude that the actual Purchase Price on an aggregate basis is incompatible with its estimate of the aggregate pro forma market value of the Holding Company and the Bank as converted at the time of the sale. If, however, the facts do not justify such a statement, the Offering or other sale may be canceled, a new Estimated Valuation Range set and new offering held.

       In preparing its valuation of the pro forma market value of the Bank and the Holding Company upon Conversion, Ferguson relied upon and assumed the accuracy and completeness of all financial and statistical information provided by the Bank and the Holding Company. Ferguson also considered information based upon other publicly available sources which it believes are reliable. However, Ferguson does not guarantee the accuracy and completeness of such information and did not independently verify the financial statements and other data provided by the Bank and the Holding Company or independently value the assets or liabilities of the Bank and the Holding Company. The appraisal is not intended to be, and must not be interpreted as, a recommendation of any kind as to the advisability of voting to approve the Conversion or of purchasing shares of Common Stock. The appraisal considers Ben Franklin and the Holding Company only as going concerns and should not be considered as any indication of the liquidation value of Ben Franklin or the Holding Company. Moreover, the appraisal is necessarily based on many factors which change from time to time. There can be no assurance that persons who purchase shares in the Conversion will be able to sell such shares at prices at or above the Purchase Price.

Subscription Offering

       In accordance with OTS regulations, non-transferable Subscription Rights have been granted under the Plan of Conversion to the following persons in the following order of priority: (1) Eligible Account Holders (deposit account holders of the Bank maintaining an aggregate balance of $50 or more as of January 31, 1997), (2) the Holding Company and the Bank's Tax-Qualified Employee Plans; provided, however, that the Tax-Qualified Employee Plans shall have first priority Subscription Rights to the extent that the total number of shares of Common Stock sold in the Conversion exceeds the maximum of the Estimated Valuation Range; (3) Supplemental Eligible Accounts Holders (deposit account holders of the Bank maintaining a balance of $50 or more as of [_________]), (4) Other Members (depositors of the Bank at the close of business on [________], 1998, the voting record date for the Special Meeting) and (5) officers, directors and employees of the Bank. All subscriptions received will be subject to the availability of Holding Company Common Stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering, and to the maximum and minimum purchase limitations set forth in the Plan of Conversion.

       Category  No. 1 is  reserved  for the Bank's  Eligible  Account  Holders.
Subscription Rights to purchase shares under this category will be allocated among Eligible Account Holders to permit each such depositor to purchase shares in this Category in an amount equal to the greater of $200,000 of Common Stock, one tenth of one percent (.10%) of the total shares offered in the Conversion, or 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the qualifying deposits of the Eligible Account Holder and the denominator is the total amount of the qualifying deposit of the Eligible Account Holders in the Bank, in each case on the Eligibility Record Date. To the extent shares are oversubscribed in this category, shares shall be allocated first to permit each subscribing Eligible Account Holder to purchase, to the extent possible, 100 shares and thereafter among each subscribing Eligible Account Holder pro rata in the same proportion that his Qualifying Deposit bears to the total Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unsatisfied.

       Category No. 2 provides for the issuance of Subscription Rights to Tax-Qualified Employee Plans to purchase up to 10% of the total amount of shares of Common Stock issued in the Subscription Offering on a second priority basis. The ESOP intends to purchase a total of 8% of the Common Stock issued in the Conversion under this category. Subscription Rights received pursuant to this category shall be subordinated to all rights received by Eligible Account Holders to purchase shares pursuant to Category No. 1; provided, however, that notwithstanding any provision of the Plan of Conversion to the contrary, the Tax-Qualified Employee Plans shall have first priority Subscription Rights to the extent that the total number of shares of Common Stock sold in the Conversion exceeds the maximum of the Estimated Valuation Range.

       Category No. 3 is reserved for the Bank's Supplemental Eligible Account Holders. Subscription Rights to purchase shares under this category will be allocated among Supplemental Eligible Account Holders to permit each such depositor to purchase shares in this Category in an amount equal to the greater of $200,000 of Common Stock, one tenth of one percent (.10%) of the total shares of Common Stock offered in the Conversion, or 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of the qualifying deposit of the Supplemental Eligible Account Holders in the converting Bank in each case on [________], 1998 (the "Supplemental Eligibility Record Date"), subject to the overall purchase limitation after satisfying the subscriptions of Eligible Account Holders and Tax Qualified Employee Plans. Any non-transferable Subscription Rights received by an Eligible Account Holder shall reduce, to the extent thereof, the subscription rights to be distributed to such person as a Supplemental Eligible Account Holder. In the event of an oversubscription for shares, the shares available shall be allocated first to permit each subscribing Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation (including the number of shares, if any, allocated in accordance with Category No. 1) equal to 100 shares, and thereafter among each subscribing Supplemental Eligible Account Holder pro rata in the same proportion that his Qualifying Deposit bears to the total Qualifying Deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unsatisfied.

       Category No. 4 provides, to the extent that shares are then available after satisfying the subscriptions of Eligible Account Holders, Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, for the issuance of

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



Subscription Rights to Other Members to purchase in this Category up to the greater of $200,000 of Common Stock, or one-tenth of one percent (.10%) of the Common Stock offered in the Conversion. In the event of an oversubscription, the shares available shall be allocated among the subscribing Other Members pro rata in the same proportion that his number of votes on the Voting Record Date bears to the total number of votes on the Voting Record Date of all subscribing Other Members on such date. Such number of votes shall be determined based on the Bank's mutual charter and bylaws in effect on the date of approval by members of this Plan of Conversion.

       Each depositor (including individual retirement accounts ("IRAs") and Keogh account beneficiaries) as of [________], 1998 and the date of the Special Meeting is entitled at the Special Meeting to cast one vote for each $100 or fraction thereof, of the aggregate withdrawal value of all of such depositor's savings accounts in the Bank as of the applicable voting record date, up to a maximum of 1,000 votes. No member may vote more than 1,000 votes. In general, accounts held in different ownership capacities will be treated as separate memberships for purposes of applying the [____] vote limitation. For example, if two persons hold a $100,000 account in their joint names and each of the persons also holds a separate account for $100,000 in his own name, each person would be entitled to 1,000 votes for each separate account and they would together be entitled to cast 1,000 votes on the basis of the joint account for a total of 3,000 votes.

       Category No. 5 provides for the issuance of Subscription Rights to officers, directors and employees of the Bank, to purchase in this Category up to $200,000 of the Common Stock to the extent that shares are available after satisfying the subscriptions of eligible subscribers in preference Categories 1, 2, 3 and 4. The total number of shares which may be purchased in the conversion under this Category may not exceed 23% of the number of shares of Holding Company Common Stock. In the event of an oversubscription, the available shares will be allocated pro rata among all subscribers in this category based on the number of shares ordered by each subscriber.

Public Offering and Direct Community Offering

       To the extent that shares remain available and subject to market conditions at or near the completion of the Subscription Offering, the Holding Company may offer shares pursuant to the Plan to selected persons in a Public Offering and/or Direct Community Offering on a best-efforts basis through FBR in such a manner as to promote a wide distribution of the Common Stock. Any orders received in connection with the Public Offering and Direct Community Offerings if any, will receive a lower priority than orders properly made in the Subscription Offering by persons properly exercising Subscription Rights. In addition depending on market conditions, FBR may utilize selected broker-dealers ("Selected Dealers") in connection with the sale of shares in the Public Offering, if any. Common Stock sold in the Public Offering and Direct Community Offerings will be sold at $10.00 per share and hence will be sold at the same price as all other shares in the Conversion. The Holding Company and the Bank have the right to reject orders, in whole or in part, in their sole discretion in the Public Offering and Direct Community Offering.

       No person, together with any associate or group of persons acting in concert, will be permitted to purchase more than $200,000 of Common Stock in the Public Offering and Direct Community Offering. To order Common Stock in connection with the Public Offering or Direct Community Offering, if any, an executed stock order and account withdrawal authorization and certification must be received by FBR prior to the termination of such Offering. The date by which orders must be received in the Public Offering and Direct Community Offering will be set by the Holding Company at the time of commencement of such offering; provided however, if the Offering is extended beyond [________], 1998, each subscriber will have the opportunity to maintain, modify or rescind his or her subscription. In such event, all subscription funds will be promptly returned with interest to each subscriber unless he or she affirmatively indicates otherwise.

       FBR may enter into agreements with Selected Dealers to assist in the sale of shares in the Public Offering. Selected Dealers may only solicit indications of interest from their customers to place orders with the Holding Company as of a certain date ("Order Date") for the purchase of shares of Conversion Stock with the authorization of FBR. When and if FBR and the Holding Company believe that enough indications of interest and orders have been received to consummate the Conversion, FBR will request, as of the Order Date, Selected Dealers to submit orders to purchase shares for which they have received indications of interest from their customers. Selected Dealers will send confirmation of the orders to such customers on the next business day after the Order Date. Customers who authorize Selected Dealers to debit their brokerage accounts are required to have the funds for payment in their account on but

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



not before the closing date of the Conversion. On the closing date, Selected Dealers will remit funds to the account that the Holding Company established for each Selected Dealer. Each customer's funds so forwarded to the Holding Company, along with all other accounts held in the same title, will be insured up to the applicable legal limit. After payment has been received by the Holding Company from Selected Dealers, funds will earn interest at the Bank's passbook rate until the completion of the Offering. In the event the Conversion is not consummated as described above, funds with interest will be returned promptly to the Selected Dealers, who, in turn, will promptly credit their customers' brokerage account.

       In the event the Holding Company determines to conduct a Public Offering and/or Direct Community Offering, persons to whom a prospectus is delivered may subscribe for shares of Common Stock by submitting a completed Stock Order and Account Withdrawal Authorization Form (provided by FBR) and an executed Certification along with immediately available funds (which may be obtained by debiting a FBR account) to FBR by not later than the public offering expiration date (as established by the Holding Company). Promptly upon receipt of available funds, together with a properly executed Stock Order and Account Withdrawal Authorization Form and Certification, FBR will forward such funds to Ben Franklin to be deposited in a subscription escrow account.

       If a subscription in the Public Offering and/or Direct Community Offering is accepted, promptly after the completion of the Conversion, a certificate for the appropriate amount of shares will be forwarded to FBR as nominee for the beneficial owner. In the event that a subscription is not accepted or the Conversion is not consummated, the Bank will promptly refund with interest the subscription funds to FBR which will then return the funds to subscribers' accounts. If the aggregate pro forma market value of the Company and the Bank, as converted, is less than $11,900,000 or more than $18,515,000, each subscriber will have the right to modify or rescind his or her subscription.

       The opportunity to subscribe for shares of Common Stock in the Public Offering and/or Direct Community Offering is subject to the right of the Bank and the Holding Company, in their sole discretion, to accept or reject any such orders in whole or in part.

Additional Purchase Restrictions

       The Plan also provides for certain additional limitations to be placed upon the purchase of shares in the Conversion. Specifically, no person (other than a Tax-Qualified Employee Plan) by himself or herself or with an associate, and no group of persons acting in concert, may subscribe for or purchase more than $800,000 of Common Stock. For purposes of this limitation, an associate of a person does not include a Tax-Qualified Employee Plan or Non-Tax Qualified Employee Plan in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity. Moreover, for purposes of this paragraph, shares held by one or more Tax Qualified or Non-Tax Qualified Employee Plans attributed to a person shall not be aggregated with shares purchased directly by or otherwise attributable to that person except for that portion of a plan which is self-directed by a person. See "- Stock Pricing and Number of Shares to be Issued" regarding potential changes in Subscription Rights in the event of a decrease in the number of shares to be issued in the Conversion. Officers and directors and their associates may not purchase, in the aggregate, more than 33% of the shares to be sold in the Conversion. For purposes of the Plan, the members of the Board of Directors are not deemed to be acting in concert solely by reason of their Board membership. For purposes of this limitation, an associate of an officer or director does not include a Tax-Qualified Employee Plan. Moreover, any shares attributable to the officers and directors and their associates, but held by a Tax-Qualified Employee Plan (other than that portion of a plan which is self-directed) shall not be included in calculating the number of shares which may be purchased under the limitations in this paragraph. Shares purchased by employees who are not officers or directors of the Bank, or their associates, are not subject to this limitation. The term "associate" is used above to indicate any of the following relationships with a person: (i) any corporation or organization (other than the Holding Company or the Bank or a majority-owned subsidiary of the Holding Company or the Bank) of which a person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity security; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person or any relative of such spouse who has the same home as such person or who is a director or officer of the Holding Company or the Bank or any subsidiary of the Holding Company or the Bank.

       The Boards of Directors of the Holding Company and the Bank, in their sole discretion, may increase the maximum purchase limitations referred to above up to 9.9% of the total shares to be offered in the Offering, provided that orders for shares exceeding 5% of the shares being offered in the Offering shall not exceed, in the aggregate, 10% of the shares being offered in the Offering or decrease the maximum purchase limitation to one percent of the Common Stock offered in the Conversion. Requests to purchase additional shares of Common Stock under this provision will be allocated by the Boards of Directors on a pro rata basis giving priority in accordance with the priority rights set forth above. Depending on market and financial conditions, the Boards of Directors of the Holding Company and the Bank, with the approval of the OTS and without further approval of the members, may increase or decrease any of the above purchase limitations.

       To the extent that shares are available, each subscriber must subscribe for a minimum of 25 shares. In computing the number of shares to be allocated, all numbers will be rounded down to the next whole number.

       Common Stock purchased in the Conversion will be freely transferable except for shares purchased by executive officers and directors of the Bank or the Holding Company. See "- Restrictions on Transfer of Subscription Rights and Shares."

Marketing Arrangements

       Ben Franklin has retained FBR, a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"), to consult with and advise the Bank and to assist in the distribution of shares in the Offering on a best-efforts basis. FBR is headquartered in Arlington, Virginia and its phone number is (703)___-____. Among the services FBR will perform are (i) training and educating Ben Franklin employees, who will be performing certain ministerial functions in the Offering, regarding the mechanics and regulatory requirements of the stock sale process, (ii) keeping records of orders for shares of Common Stock, (iii) targeting Ben Franklin's sales efforts including preparation of marketing materials, (iv) assisting in the collection of proxies from Members for use at the Special Meeting, and (v) providing its registered stock representatives to staff the Stock Information Center and meeting with and assisting potential subscribers. For its services, FBR will receive a fee of $150,000. The Holding Company has agreed to reimburse FBR for its reasonable out-of-pocket expenses (not to exceed $30,000 without management approval), and its legal fees and expenses (not to exceed $20,000 without management approval) and to indemnify FBR against certain claims or liabilities, including certain liabilities under the Securities Act.

       To the extent other registered broker-dealers are utilized and managed by FBR under a selling syndicate to participate in the Public Offering and/or Direct Community Offering pursuant to a Selected Dealers' Agreement or participate in the Public Offering and/or Direct Community Offering as assisting brokers, the Holding Company may pay a fee to such brokers or selected dealers in an amount to be negotiated. Fees paid to FBR and to any other broker-dealer may be deemed to be underwriting fees, and FBR and such other broker-dealers may be deemed to be underwriters.

       In the event there is a Public Offering or Direct Community Offering, procedures may be implemented to permit a purchaser to pay for his or her shares with funds held by or deposited with FBR or a "Selected Dealer." See "- Public Offering and Direct Community Offering."

       Directors and executive officers of the Holding Company and the Bank may, to a limited extent, participate in the solicitation of offers to purchase Common Stock. Sales will be made from a Stock Information Center located away from the publicly accessible areas (including teller windows) of the Bank's office. Other employees of the Bank may participate in the Offering in administrative capacities, providing clerical work in effecting a sales transaction or answering questions of a potential purchaser provided that the content of the employee's responses is limited to information contained in this Prospectus or other offering document. Other questions of prospective purchasers will be directed to executive officers or registered representatives of FBR. Such other employees have been instructed not to solicit offers to purchase Common Stock or provide advice regarding the purchase of Common Stock. To the extent permitted under applicable law, directors and executive officers of the Holding Company and the Bank may participate in the solicitation of offers to purchase Common Stock, except in the State of Texas where only a representative of FBR will be able to offer and sell securities to Texas residents. The Holding Company will rely on Rule 3a4-1 under the Exchange Act and sales of Common Stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of Common Stock. No officer, director or employee of the Holding Company or the Bank will be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the Common Stock.

       A conversion center will be established at the Bank's home office, in an area separated from the Bank's banking operations. No sales activities will be conducted in the public areas of the Bank's offices, but persons will be able to obtain a Prospectus and sales information at such places, and employees will inform prospective purchasers to direct their questions to the conversion center and will provide such persons with the telephone number of the conversion center. Completed stock orders will be accepted at such places, and will be promptly forwarded to the conversion center for processing.

       The Bank and the Holding Company will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for shares, pursuant to the Plan of Conversion, reside. However, no shares will be offered or sold under the Plan of Conversion to any such person who (1) resides in a foreign country or (2) resides in a state of the United States in which a small number of persons otherwise eligible to subscribe for shares under the Plan of Conversion reside or as to which the Bank and the Holding Company determine that compliance with the securities law of such state would be impracticable for reasons of cost or otherwise, including, but not limited to, a requirement that the Bank or the Holding Company or any of their officers, directors or employees register, under the securities laws of such state, as a broker, dealer, salesmen or agent. No payments will be made in lieu of the granting of Subscription Rights to any such person.

Method of Payment for Subscriptions

       To purchase shares in the Subscription Offering, an executed order form and certification form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from the Bank's deposit account (which may be given by completing the appropriate blanks in the order form), must be received by the Bank by noon, Arlington Heights, Illinois time, on [________], 1998. Order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted.

       To order Common Stock in connection with the Public Offering and/or Direct Community Offering, if any, an executed Stock Order and Account Withdrawal Authorization Form and Certification must be received by FBR prior to the termination of such offering. The date by which orders must be received in the Public Offering and Direct Community Offering will be set by the Holding Company at the time of commencement of such offerings, if any; provided however, if the Offering is extended beyond [________], 1998, each subscriber will have the opportunity to maintain, modify or rescind his or her subscription. In such event, all subscription funds will be promptly returned with interest to each subscriber unless he or she affirmatively indicates otherwise. In addition, the Holding Company and the Bank are not obligated to accept orders submitted on photocopies or facsimile order forms.

       The Holding Company and the Bank have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that they will do so. Once received, an executed order form or stock order and account withdrawal authorization may not be modified, amended or rescinded without the consent of the Holding Company and the Bank unless the Conversion has not been completed by [________], 1998.

       Payment for subscriptions in the Subscription Offering, may be made (i) in cash if delivered in person at the office of the Bank, (ii) by check or money order or (iii) by authorization of withdrawal from deposit accounts maintained with the Bank. Interest will be paid on payments made by cash, check, bank draft or money order, whether or not the Conversion is complete or terminated, at the Bank's current passbook rate from the date payment is received until the completion or termination of the Conversion. If payment is made by authorization of withdrawal from deposit or time accounts, the funds authorized to be withdrawn from such account will continue to accrue interest at the contractual rates until completion or termination of the Conversion. Such funds will be unavailable to the depositor until completion or termination of the Conversion.

       If a subscriber authorizes the Bank to withdraw the amount of the Purchase Price from his certificate account, the Bank will do so as of the effective date of Conversion. The Bank will waive any applicable penalties for early withdrawal from time accounts at Ben Franklin for the purpose of purchasing Common Stock. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the rate paid on the remaining balance of the certificate will earn interest at the then-current passbook rate.

       Owners of self-directed IRAs may under certain circumstances use the assets of such IRAs to purchase shares of Common Stock in the Offering, provided that such IRAs are self-directed and are not maintained at the Bank. Persons with IRAs maintained at the Bank must have their accounts transferred to an unaffiliated institution or broker to purchase shares of Common Stock in the Offering. In addition, the provisions of the ERISA and Internal Revenue Service regulations require that officers, directors and 10% stockholders who use self-directed IRA funds to purchase shares of Common Stock in the Offering make such purchases for the exclusive benefit of the IRAs.

       If the ESOP subscribes for shares during the Subscription Offering, such plan will not be required to pay for the shares subscribed for at the time it subscribes, but rather, may pay for such shares of Common Stock subscribed for the Purchase Price upon consummation of the Conversion, provided that there is in force from the time of its subscription until such time, a loan commitment to lend to the ESOP, at such time, the aggregate Purchase Price of the shares for which it subscribed.

       All refunds and any interest due will be paid after completion of the Conversion. Certificates representing shares of Common Stock purchased will be mailed to purchasers at the last address of such persons appearing on the records of the Bank, or to such other address as may be specified in properly completed order forms, as soon as practicable following consummation of the sale of all shares of Common Stock. Any certificates returned as undeliverable will be disposed of in accordance with applicable law.

       To ensure that each purchaser receives a prospectus at least 48 hours prior to the Expiration Date in accordance with Rule 15c2-8 under the Exchange Act, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus. The Bank will accept for processing only orders submitted on original order forms with the form of certification. Photocopies or facsimile copies of order forms or certifications will not be accepted. Payment by cash, check, money order, bank draft or debit authorization to an existing account at the Bank must accompany the order form. No wire transfers will be accepted.

       In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priorities, depositors as of the Eligibility Record Date (January 31, 1997), Supplemental Eligibility Record Date (_________, 1998) and/or the Voting Record Date ([________]) must list all accounts on the stock order form giving all names on each account and the account number as of the applicable record date.

       In addition to the foregoing, if shares are offered through Selected Dealers, a purchaser may pay for his shares with funds held by or deposited with a Selected Dealer. If an order form is executed and forwarded to the Selected Dealer or if the Selected Dealer is authorized to execute the order form on behalf of a purchaser, the Selected Dealer is required to forward the order form and funds to the Bank for deposit in a segregated account on or before noon of the business day following receipt of the order form or execution of the order form by the Selected Dealer. Alternatively, Selected Dealers may solicit indications of interest from their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall forward executed order forms and certifications to their Selected Dealer or authorize the Selected Dealer to execute such forms. The Selected Dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the third business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon of the next business day following the debit date will send order forms and funds to the Bank for deposit in a segregated account. If such alternative procedure is employed, purchasers' funds are not required to be in their accounts with Selected Dealers until the debit date.


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



Restrictions on Transfer of Subscription Rights and Shares

       Prior to the completion of the Conversion, the OTS conversion regulations prohibit any person with subscription rights, including the Eligible Account Holders, Tax-Qualified Employee Plans, Supplemental Eligible Account Holders, Other Members and employees, officers and directors, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Common Stock to be issued upon their exercise. Such rights may be executed only by the person to whom they are granted and only for his account. Each person exercising such subscription rights will be required to certify that he is purchasing shares solely for his own account and that he has no agreement or understanding regarding the sale or transfer of such shares. The OTS regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of Common Stock prior to the completion of the Conversion.

       The Bank  and the  Holding  Company  may  pursue  any and all  legal  and
equitable   remedies  in  the  event  they  become  aware  of  the  transfer  of subscription rights and will not honor orders known by them to involve the transfer of such rights.

       Except as to directors and executive officers of the Bank and the Holding Company, the shares of Common Stock sold in the Conversion will be freely transferable. Shares purchased by directors, executive officers or their associates in the Conversion shall be subject to the restrictions that said shares shall not be sold during the period of one year following the date of purchase, except in the event of the death of the stockholder. Accordingly, stock certificates issued by the Holding Company to directors, executive officers and their associates shall bear a legend giving appropriate notice of such restriction and, in addition, the Bank and the Holding Company will give appropriate instructions to the transfer agent for the Common Stock with respect to the applicable restriction upon transfer of any restricted shares. Any shares issued at a later date as a stock dividend, stock split or otherwise, to holders of restricted stock, shall be subject to the same restrictions that may apply to such restricted stock. Holding Company stock (like the stock of most companies) is subject to the requirements of the Securities Act. Accordingly, Holding Company stock may be offered and sold only in compliance with registration requirements or pursuant to an applicable exemption from registration.

       Holding Company stock received in the Conversion by persons who are not "affiliates" of the Holding Company may be resold without registration. Shares received by affiliates of the Holding Company (primarily the directors, officers and principal stockholders of the Holding Company) will be subject to the resale restrictions of Rule 144 under the Securities Act, which are discussed below.

       Rule 144 generally requires that there be publicly available certain information concerning the Holding Company, and that sales thereunder be made in routine brokerage transactions or through a market maker. If the conditions of Rule 144 are satisfied, each affiliate (or group of persons acting in concert with one or more affiliates) is entitled to sell in the public market, without registration, in any three-month period, a number of shares which does not exceed the greater of (i) 1% of the number of outstanding shares of Holding Company stock, or (ii) if the stock is admitted to trading on a national securities exchange or reported through the automated quotation system of a registered securities bank, the average weekly reported volume of trading during the four weeks preceding the sale.

Participation by the Board and Executive Officers

       The directors and executive officers of Ben Franklin have indicated their intention to purchase in the Conversion an aggregate of $1,025,000 of Common Stock, equal to 8.6%, 7.3%, 6.4% or 5.5% of the number of shares to be issued in the Offering, at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively. The following table sets forth information regarding Subscription Rights to Common Stock intended to be exercised by each of the directors of the Bank, including members of their immediate family and their IRAs, and by all directors and executive officers as a group. The following table assumes that 1.4 million shares, the midpoint of the Estimated Valuation Range, of Common Stock are issued at the Purchase Price of $10 per share and that sufficient shares will be available to satisfy the subscriptions indicated. The table does not include shares to be purchased through the ESOP (8% of shares issued in the Conversion) or awarded under the proposed RRP (an amount of shares which may be acquired after stockholder ratification of such plan equal to 4% of the shares sold in the Conversion) or proposed

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



Stock Option Plan (an amount of shares which may be issued after stockholder ratification of such plan equal to 10.0% of the shares sold in the Conversion).

                                                                                                Number
                                                                             Aggregate         of Shares         Percent of
                                                                              Purchase         at $10.00         Shares at
    Name                                 Title                                  Price         per Share(1)        Midpoint
---------------------------------------------------------------------------------------------------------------------------
Joseph J. Gasior                         Chairman                             $400,000           40,000             2.9%
Ronald P. Pedersen                       President and Chief                    25,000            2,500              .2
                                          Executive Officer
Edward Luzwick                           Director                              100,000           10,000              .7
Robert Decelles                          Director                              100,000           10,000              .7
Bernadine Dziedzic                       Director and Secretary                100,000           10,000              .7
Joseph Nowicki                           Director                              100,000           10,000              .7
Charles E. Schuetz                       Director                              100,000           10,000              .7
All other executive officers
   as a group (4 persons)                                                      100,000           10,000              .7
                                                                          ------------         --------           -----
All directors and executive
   officers as a group (11 persons)                                         $1,025,000          102,500             7.3%
                                                                            ==========         ========            ====


(1) Includes purchases by spouse. Does not include subscriptions by the ESOP, or options which are intended to be granted under the proposed Stock Option Plan or restricted stock awards which are intended to be granted under the proposed RRP, subject to stockholder ratification of such plans.


Risk of Delayed Offering

       The completion of the sale of all unsubscribed shares in the Offering will be dependent, in part, upon the Bank's operating results and market conditions at the time of the Offering. Under the Plan of Conversion, all shares offered in the Conversion must be sold within a period ending 24 months from the date of the Special Meeting. While the Bank and the Holding Company anticipate completing the sale of shares offered in the Conversion within this period, if the Board of Directors of the Bank and the Holding Company are of the opinion that economic conditions generally or the market for publicly traded thrift institution stocks make undesirable a sale of the Common Stock, then the Offering may be delayed until such conditions improve.

       A material delay in the completion of the sale of all unsubscribed shares in the Public Offering or otherwise may result in a significant increase in the costs of completing the Conversion. Significant changes in the Bank's operations and financial condition, the aggregate market value of the shares to be issued in the Conversion and general market conditions may occur during such material delay. In the event the Conversion is not consummated within 24 months after the date of the Special Meeting of Members, the Bank would charge accrued Conversion costs to then current period operations.

Approval, Interpretation, Amendment and Termination

       All interpretations of the Plan of Conversion, as well as the completeness and validity of order forms and stock order and account withdrawal authorizations, will be made by the Bank and the Holding Company and will be final, subject to the authority of the OTS and the requirements of applicable law. The Plan of Conversion provides that, if deemed necessary or desirable by the Boards of Directors of the Bank and the Holding Company, the Plan of Conversion may be substantively amended by the Boards of Directors of the Bank and the Holding Company, as a result of comments from regulatory authorities or otherwise, at any time with the concurrence of the OTS and the SEC. In the event the Plan of Conversion is substantially amended, other than a change in the maximum purchase limits set forth herein, the Holding Company intends to notify subscribers of the change and to refund subscription funds with interest unless subscribers affirmatively elect to increase, decrease or maintain their subscriptions. The Plan of Conversion will terminate if the sale of all shares is not completed within 24 months after the date of the Special Meeting of Members. The Plan of Conversion may be terminated by the Boards of Directors of the Holding Company and the Bank with the concurrence of the OTS, at any time. A specific resolution approved by a two-thirds vote of the Boards of Directors of the Holding Company and the Bank would be required to terminate the Plan of Conversion prior to the end of such 24-month period.

Restrictions on Repurchase of Stock

       For a period of three years following Conversion, the Holding Company may not repurchase any shares of its capital stock, except in the case of an offer to repurchase on a pro rata basis made to all holders of capital stock of the Holding Company. Any such offer shall be subject to the prior approval of the OTS. Furthermore, the Holding Company may not repurchase any of its stock (i) if the result thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account to be established pursuant to OTS regulations and (ii) except in compliance with the requirements of the OTS' capital distribution rule.

       The above limitations are subject to the OTS conversion rules which generally provide that the Holding Company may repurchase its capital stock provided (i) no repurchases occur within one year following the Conversion (subject to certain exceptions), (ii) repurchases during the second and third year after conversion are part of an open market stock repurchase program that does not allow for a repurchase of more than 5% of the Holding Company's outstanding capital stock during a 12-month period, (iii) the repurchases do not cause the Bank to become undercapitalized, and (iv) the Holding Company provides notice to the OTS at lease 10 days prior to the commencement of a repurchase program and the OTS does not object to such regulations. In addition, the above limitations do not preclude repurchases of capital stock by the Holding Company in the event applicable federal regulatory limitations are subsequently liberalized.

Income Tax Consequences

       Consummation of the Conversion is expressly conditioned upon prior receipt by the Bank of either a ruling from the IRS or an opinion of Crowe, Chizek and Company LLP with respect to Federal and Illinois taxation, to the effect that consummation of the Conversion will not be taxable to the converted Bank or the Holding Company. The full text of the Ferguson Letter (hereinafter defined) and the Crowe, Chizek and Company LLP opinions, which opinions are summarized herein, were filed with the SEC as exhibits to the Holding Company's Registration Statement on Form S-1.
See "Additional Information."

       An opinion which is summarized below has been received from Crowe, Chizek and Company LLP with respect to the proposed Conversion of the Bank to the stock form. The Crowe, Chizek and Company LLP opinion states that (i) the Conversion will qualify as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, and no gain or loss will be recognized to the Bank as a result of the proposed Conversion, (ii) no gain or loss will be recognized to the Bank in its stock form upon the receipt of money and other property, if any, from the Holding Company for the stock of the Bank; and no gain or loss will be recognized to the Holding Company upon the receipt of money for Common Stock of the Holding Company; (iii) the assets of the Bank in its stock form will have the same basis as the basis of the assets in its mutual form immediately prior to the Conversion; (iv) the holding period of the assets of the Bank in its stock form will include the period during which the assets were held by the Bank in its mutual form prior to Conversion; (v) gain, if any, will be realized by the depositors of the Bank upon the constructive issuance to them of withdrawable deposit accounts of the Bank in its stock form, nontransferable subscription rights to purchase Holding Company Common Stock and/or interests in the Liquidation Account (any such gain will be recognized by such depositors, but only in an amount not in excess of the fair market value of the subscription rights and Liquidation Account interests received); (vi) the basis of the account holder's savings accounts in the Bank after the Conversion will be the same as the basis of his or her savings accounts in the Bank prior to the Conversion; (vii) the basis of the Holding Company Common Stock to its stockholders will be the purchase price thereof; (viii) a stockholder's holding period for Holding Company Common Stock acquired through the exercise of subscription rights shall begin on the date on which the subscription rights are exercised and the holding period for the Conversion Stock purchased in the Offering will commence on the date following the date on which such stock is purchased; (ix) the Bank in its stock form will succeed to and take into account the earnings and profits or deficit in earnings and profits, of the

Bank, in its mutual form, as of the date of Conversion; (x) the Bank, immediately after Conversion, will succeed to and take into account the bad debt reserve accounts of the Bank, in mutual form, and the bad debt reserves will have the same character in the hands of the Bank after Conversion as if no Conversion had occurred; and (xi) the creation of the Liquidation Account will have no effect on the Bank's taxable income, deductions or addition to reserve for bad debts either in its mutual or stock form.

       The opinion from Crowe, Chizek and Company LLP is based, among other things, on certain assumptions, including the assumptions that the exercise price of the Subscription Rights to purchase Holding Company Common Stock will be approximately equal to the fair market value of that stock at the time of the completion of the proposed Conversion. With respect to the Subscription Rights, the Bank has received a letter from Ferguson (the "Ferguson Letter") which, based on certain assumptions, sets forth its belief that the Subscription Rights to be received by Eligible Account Holders, Supplemental Eligible Account Holders and other eligible subscribers do not have any economic value at the time of distribution or at the time the Subscription Rights are exercised, whether or not a Public Offering takes place.

       The Bank has also received an opinion of Crowe, Chizek and Company LLP to the effect that, based in part on the Ferguson Letter: (i) no taxable income will be realized by depositors as a result of the exercise of non-transferable Subscription Rights to purchase shares of Holding Company Common Stock at fair market value; (ii) no taxable income will be recognized by borrowers, directors, officers and employees of the Bank on the receipt or exercise of Subscription Rights to purchase shares of Holding Company Common Stock at fair market value; and (iii) no taxable income will be realized by the Bank or Holding Company on the issuance of Subscription Rights to eligible subscribers to purchase shares of Holding Company Common Stock at fair market value.

       Notwithstanding the Ferguson Letter, if the Subscription Rights are subsequently found to have a fair market value and are deemed a distribution of property, it is Crowe, Chizek and Company LLP's opinion that gain or income will be recognized by various recipients of the Subscription Rights (in certain cases, whether or not the rights are exercised) and the Bank and/or the Holding Company may be taxable on the distribution of the Subscription Rights.

       With respect to Illinois taxation, the Bank has received an opinion from Crowe, Chizek and Company LLP to the effect that the Illinois tax consequences to the Bank, in its mutual or stock form, the Holding Company, eligible account holders, parties receiving Subscription Rights, parties purchasing conversion stock, and other parties participating in the Conversion will be the same as the federal income tax consequences described above.

       Unlike a private letter ruling, the opinions of Crowe, Chizek and Company LLP, as well as the Ferguson Letter, have no binding effect or official status, and no assurance can be given that the conclusions reached in any of those opinions would be sustained by a court if contested by the IRS or the Delaware or Illinois tax authorities.

                    RESTRICTIONS ON ACQUISITIONS OF STOCK AND
                      RELATED TAKEOVER DEFENSIVE PROVISIONS

       Although the Boards of Directors of the Bank and the Holding Company are not aware of any effort that might be made to obtain control of the Holding Company after Conversion, the Board of Directors, as discussed below, believe that it is appropriate to include certain provisions as part of the Holding Company's certificate of incorporation to protect the interests of the Holding Company and its stockholders from takeovers which the Board of Directors of the Holding Company might conclude are not in the best interests of the Bank, the Holding Company or the Holding Company's stockholders.

       The following discussion is a general summary of material provisions of the Holding Company's certificate of incorporation and bylaws and certain other regulatory provisions which may be deemed to have an "anti-takeover" effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in the Holding Company's certificate of incorporation and bylaws and the Bank's proposed stock charter and bylaws, reference should be made in each case to the document in question, each of which is part of the Bank's Conversion Application filed with the OTS and the Holding Company's Registration Statement filed with the SEC. See "Additional Information."

Provisions of the Holding Company's Certificate of Incorporation and Bylaws


       Directors. Certain provisions of the Holding Company's certificate of incorporation and bylaws will impede changes in majority control of the Board of Directors. The Holding Company's certificate of incorporation provides that the Board of Directors of the Holding Company will be divided into three classes, with directors in each class elected for three-year staggered terms except for the initial directors. Thus, assuming a Board of seven directors, it would take two annual elections to replace a majority of the Holding Company's Board. The Holding Company's certificate of incorporation also provides that the size of the Board of Directors may be increased or decreased only by a majority vote of the whole Board or by a vote of 80% of the shares eligible to be voted at a duly constituted meeting of stockholders called for such purpose. The bylaws also provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Finally, the bylaws impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to the Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.


       The certificate of incorporation provides that a director may only be removed for cause by the affirmative vote of 80% of the shares eligible to vote.

       Restrictions   on  Call  of  Special   Meetings.   The   certificate   of
incorporation of the Holding Company provides that a special meeting of stockholders may be called only pursuant to a resolution of the Board of Directors and for only such business as directed by the Board. Stockholders are not authorized to call a special meeting.

       Absence of Cumulative Voting. The Holding Company's certificate of incorporation does not provide for cumulative voting rights in the election of directors.

       Authorization of Preferred Stock. The certificate of incorporation of the Holding Company authorizes 100,000 shares of serial preferred stock, $.01 par value. The Holding Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of the Holding Company that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The Board of Directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board deems to be in the best interests of the Holding Company and its stockholders.

       Limitation on Voting Rights. The certificate of incorporation of the Holding Company provides that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit"), be entitled or permitted to any vote in respect of the shares held in excess of the Limit. This limitation would not inhibit any person from soliciting (or voting) proxies from other beneficial owners for more than 10% of the Common Stock or from voting such proxies. Beneficial ownership is to be determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Exchange Act, and in any event includes shares beneficially owned by any affiliate of such person, shares which such person or his affiliates (as defined in the certificate of incorporation) have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his affiliates have or share investment or voting power but shall not include shares beneficially owned by directors, officers and employees of the Bank or the Holding Company. This provision will be enforced by the Board of Directors to limit the voting rights of persons beneficially owning more than 10% of the stock and thus could be utilized in a proxy contest or other solicitation to defeat a proposal that is desired by a majority of the stockholders.

       Procedures for Certain Business Combinations. The Holding Company's certificate of incorporation requires that certain business combinations (including transactions initiated by management) between the Holding Company (or any majority-owned subsidiary thereof) and a 10% or more stockholder either (i) be approved by at least 80% of the total number of outstanding voting shares, voting as a single class, of the Holding Company, (ii) be approved by two-thirds of the continuing Board of Directors (i.e., persons serving prior to the 10% stockholder becoming such) or (iii) involve consideration per share generally equal to that paid by such 10% stockholder when it acquired its block of stock.

       It should be noted that, since the Board and executive officers (nine persons) intend to purchase approximately $1,025,000 of the shares offered in the Conversion and may control the voting of additional shares through the ESOP and proposed RRP and Stock Option Plan, the Board and management may be able to block the approval of combinations requiring an 80% vote even where a majority of the stockholders vote to approve such combinations.

       Amendment to Certificate of Incorporation and Bylaws. Amendments to the Holding Company's certificate of incorporation must be approved by the Holding Company's Board of Directors and also by a majority of the outstanding shares of the Holding Company's voting stock, provided, however, that approval by at least 80% of the outstanding voting stock is generally required for certain provisions (i.e., provisions relating to number, classification, election and removal of directors; amendment of bylaws; call of special stockholder meetings; offers to acquire and acquisitions of control; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in the certificate of incorporation).

       The bylaws may be amended by a majority vote of the Board of Directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

       Purpose and Takeover Defensive Effects of the Holding Company's Certificate of Incorporation and Bylaws. The Board of Directors of the Bank believes that the provisions described above are prudent and will reduce the Holding Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its Board of Directors. These provisions will also assist the Bank in the orderly deployment of the conversion proceeds into productive assets during the initial period after the Conversion. The Board of Directors believes these provisions are in the best interest of the Bank and of the Holding Company and its stockholders. In the judgment of the Board of Directors, the Holding Company's Board will be in the best position to determine the true value of the Holding Company and to negotiate more effectively for what may be in the best interests of its stockholders. Accordingly, the Board of Directors believes that it is in the best interests of the Holding Company and its stockholders to encourage potential acquirors to negotiate directly with the Board of Directors of the Holding Company and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Holding Company and which is in the best interests of all stockholders.

       Attempts to take over financial institutions and their holding companies have recently become increasingly common. Takeover attempts which have not been negotiated with and approved by the Board of Directors present to stockholders the risk of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the Board of Directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for the Holding Company and its stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of the Holding Company's assets.

       An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining stockholders. The concentration of control, which could result from a tender offer or other takeover attempt, could also deprive the Holding Company's remaining stockholders of the benefits of certain protective provisions of the Exchange Act, if the number of beneficial owners becomes less than the 300 required for Exchange Act registration.

       Despite the belief of the Bank and the Holding Company as to the benefits to stockholders of these provisions of the Holding Company's certificate of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the Holding Company's Board, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the Holding Company's Board of Directors and of management more difficult. The Board will enforce the voting limitation provisions of the charter in proxy solicitations and accordingly could utilize these provisions to defeat proposals that are favored by a majority of the stockholders. The Boards of Directors of the Bank and the Holding Company, however, have concluded that the potential benefits outweigh the possible disadvantages.

       Pursuant to applicable law, at any annual or special meeting of its stockholders after the Conversion, the Holding Company may adopt additional charter provisions regarding the acquisition of its equity securities that would be permitted to a Delaware corporation. The Holding Company and the Bank do not presently intend to propose the adoption of further restrictions on the acquisition of the Holding Company's equity securities.

Other Restrictions on Acquisitions of Stock

       Delaware Anti-Takeover Statute. The Delaware General Corporation Law (the "DGCL") provides that buyers who acquire more than 15% of the outstanding stock of a Delaware corporation, such as the Holding Company, are prohibited from completing a hostile takeover of such corporation for three years. However, the takeover can be completed if (i) the buyer, while acquiring the 15% interest, acquires at least 85% of the corporation's outstanding stock (the 85% requirement excludes shares held by directors who are also officers and certain shares held under employee stock plans), or (ii) the takeover is approved by the target corporation's board of directors and two-thirds of the shares of outstanding stock of the corporation (excluding shares held by the bidder). These provisions of the DGCL will not apply to during any period that the Holding Company has less than 2,000 and does not have voting stock listed on a national exchange or listed for quotation with a registered national securities association.

       Federal Regulation. A federal regulation prohibits any person prior to the completion of a conversion from transferring, or entering into any agreement or understanding to transfer, the legal or beneficial ownership of the subscription rights issued under a plan of conversion or the stock to be issued upon their exercise. This regulation also prohibits any person prior to the completion of a conversion from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or stock. For three years following conversion, this regulation prohibits any person, without the prior approval of the OTS, from acquiring or making an offer to acquire (if the offer is opposed by the savings association) more than 10% of the stock of any converted savings institution if such person is, or after consummation of such acquisition would be, the beneficial owner of more than 10% of such stock. In the event that any person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% may not be counted as shares entitled to vote and may not be voted by any person or counted as voting shares in connection with any matter submitted to a vote of stockholders. Like the charter provisions outlined above, these federal regulations can make a change in control more difficult, even if desired by the holders of the majority of the shares of the stock. The Board of Directors reserves the right to ask the OTS or other federal regulators to enforce these restrictions against persons seeking to obtain control of the Holding Company, whether in a proxy solicitation or otherwise. The policy of the Board is that these legal restrictions must be observed in every case, including instances in which an acquisition of control of the Holding Company is favored by a majority of the stockholders.

       Federal law provides that no company, "directly or indirectly or acting in concert with one or more persons, or through one or more subsidiaries, or through one or more transactions," may acquire "control" of a savings association at any time without the prior approval of the OTS. In addition, federal regulations require that, prior to obtaining control of a savings association, a person, other than a company, must give 60 days' prior notice to the OTS and have received no OTS objection to such acquisition of control. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company. Under federal law (as well as the regulations referred to below) the term "savings association" includes state and federally chartered SAIF-insured institutions and federally chartered savings banks whose accounts are insured by the FDIC's BIF and holding companies thereof.

       Control, as defined under federal law, in general means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of a savings association's directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings association's voting stock, if the acquiror also is subject to any one of eight "control factors," constitutes a rebuttable determination of control under the OTS regulations. Such control factors include the acquiror being one of the two largest stockholders. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The OTS regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings association's stock must file with the OTS a certification that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the OTS, as applicable.


                          DESCRIPTION OF CAPITAL STOCK

Holding Company Capital Stock

       The 2.6 million shares of capital stock authorized by the Holding Company certificate of incorporation are divided into two classes, consisting of 2.5 million shares of Common Stock (par value $.01 per share) and 100,000 shares of serial preferred stock (par value $.01 per share). The Holding Company currently expects to issue between 1,190,000 and 1,610,000 shares (subject to increase to 1,851,500) of Common Stock in the Conversion and no shares of serial preferred stock. The aggregate par value of the issued shares will constitute the capital account of the Holding Company on a consolidated basis. Upon payment of the Purchase Price, all shares issued in the Conversion will be duly authorized, fully paid and nonassessable. The balance of the purchase price of Common Stock, less expenses of Conversion, will be reflected as paid-in capital on a consolidated basis. See "Capitalization."

       Each share of the Common Stock will have the same relative rights and will be identical in all respects with each other share of the Common Stock. The Common Stock of the Holding Company will represent non-withdrawable capital, will not be of an insurable type and will not be insured by the FDIC.

       Under Delaware law, the holders of the Common Stock will possess exclusive voting power in the Holding Company. Each stockholder will be entitled to one vote for each share held on all matters voted upon by stockholders, subject to the limitation discussed under "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions - Provisions of the Holding Company's Certificate of Incorporation and Bylaws - Limitation on Voting Rights." If the Holding Company issues preferred stock subsequent to the Conversion, holders of the preferred stock may also possess voting powers.

       Liquidation or Dissolution. In the event of any liquidation, dissolution or winding up of the Bank, the Holding Company, as the sole holder of the Bank's capital stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to Eligible and Supplemental Account Holders, all assets of the Bank available for distribution. In the event of liquidation, dissolution or winding up of the Holding Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Holding Company available for distribution. See "The Conversion - Effects of Conversion to Stock Form on Depositors and Borrowers of the Bank." If preferred stock is issued subsequent to the Conversion, the holders thereof may have a priority over the holders of Common Stock in the event of liquidation or dissolution.

       No Preemptive Rights. Holders of the Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued. The Common Stock will not be subject to call for redemption, and, upon receipt by the Holding Company of the full purchase price therefor, each share of the Common Stock will be fully paid and nonassessable.

       Preferred Stock. After Conversion, the Board of Directors of the Holding Company will be authorized to issue preferred stock in series and to fix and state the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred stock may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. The holders of preferred stock will be entitled to vote as a separate class or series under certain circumstances, regardless of any other voting rights which such holders may have.

       Except as discussed above, the Holding Company has no present plans for the issuance of the additional authorized shares of Common Stock or for the issuance of any shares of preferred stock. In the future, the authorized but unissued and unreserved shares of Common Stock will be available for general corporate purposes, including but not limited to possible issuance as stock dividends or stock splits, in future mergers or acquisitions, under a cash dividend reinvestment and stock purchase plan, in a future underwritten or other public offering, or under a stock based employee plan. The authorized but unissued shares of preferred stock will similarly be available for issuance in future mergers or acquisitions, in a future underwritten public offering or private placement or for other general corporate purposes. Except as described herein or as otherwise required to approve the transaction in which the additional authorized shares of common stock or authorized shares of preferred stock would be issued, no stockholder approval will be required for the issuance of these shares. Accordingly, the Board of Directors of the Holding Company, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock.

       Restrictions on Acquisitions. See "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions" for a description of certain provisions of the Holding Company's certificate of incorporation and bylaws which may affect the ability of the Holding Company's stockholders to participate in certain transactions relating to acquisitions of control of the Holding Company.

       Dividends. The Holding Company's Board of Directors may consider a policy of paying cash dividends on the Common Stock in the future. No decision has been made, however, as to the amount or timing of such dividends, if any. The declaration and payment of dividends are subject to, among other things, the Holding Company's then current and projected consolidated operating results, financial condition, regulatory restrictions, future growth plans and other factors the Board deems relevant. Therefore, no assurance can be given that any dividends will be declared.

       The ability of the Holding Company to pay cash dividends to its stockholders will be dependent, in part, upon the ability of the Bank to pay dividends to the Holding Company. OTS regulations do not permit the Bank to declare or pay a cash dividend on its stock or repurchase shares of its stock if the effect thereof would be to cause its regulatory capital to be reduced below the amount required for the liquidation account or to meet applicable regulatory capital requirements. See "Regulation - Limitations on Dividends and Other Capital Distributions" for information regarding OTS regulations governing the Bank's ability to pay dividends to the Holding Company.

       Delaware law generally limits dividends of the Holding Company to an amount equal to the excess of its net assets over its paid-in capital or, if there is no such excess, to its net earnings for the current and immediately preceding fiscal year. In addition, as the Holding Company does not anticipate, for the immediate future, engaging in activities other than (i) investing in cash, short-term securities and investment and mortgage-backed securities similar to those invested in by the Bank and (ii) holding the stock of Ben Franklin, the Holding Company's ability to pay dividends will be limited, in part, by the Bank's ability to pay dividends, as set forth above.

       Earnings appropriated to the Bank's "Excess" bad debt reserves and deducted for federal income tax purposes cannot be used by the Bank to pay cash dividends to the Holding Company without adverse tax consequences. See "Regulation - Federal and State Taxation."

                              LEGAL AND TAX MATTERS

       The legality of the Common Stock will be passed upon for Ben Franklin by the firm of Silver, Freedman & Taff, L.L.P. (a limited liability partnership including professional corporations), 7th Floor, East Tower, 1100 New York Avenue, NW, Washington, DC 20005. Silver, Freedman & Taff, L.L.P. has consented to the references herein to its opinion. The Federal and Illinois income tax consequences of the Conversion will be passed upon by Crowe, Chizek and Company LLP. Crowe, Chizek and Company LLP has consented to references herein to its opinion. FBR has been represented in the Conversion by Elias, Matz, Tiernan & Herrick L.L.P., 734 15th Street, 12th Floor, N.W., Washington, D.C. 20005.

                                     EXPERTS

       The financial statements of Ben Franklin as of December 31, 1997 and December 31, 1996 and for each of the years in the three year period ended December 31, 1997 appearing in this Prospectus have been audited by Crowe, Chizek and Company LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

       Ferguson has consented to the inclusion herein of the summary of its letter to the Bank setting forth its belief as to the estimated pro forma market value of the Holding Company and the Bank as converted and to the reference to its opinion that subscription rights received by Eligible Account Holders, Supplemental Eligible Account Holders and other eligible subscribers do not have any economic value.

                             ADDITIONAL INFORMATION

       The Holding Company has filed with the SEC a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all the information set forth in the Registration Statement. However, the prospectus does contain a description of the material provisions of the documents contained therein. Such information can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, NW, Washington, DC 20549, and copies of such material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a Web site. The address of the SEC's Web site is "http://www.sec.gov." The statements contained herein as to the contents of any contract or other document filed as an exhibit to the Registration Statement are, of necessity, brief descriptions thereof which describe only the material provisions of such documents; each such statement is qualified by reference to such contract or document.

       The Bank has filed an Application for Conversion with the OTS with respect to the Conversion. Pursuant to the rules and regulations of the OTS, this Prospectus omits certain information contained in that Application. The Application may be examined at the principal offices of the OTS, 1700 G Street, NW, Washington, DC 20552 and at the Central Regional Office of the OTS, Suite 1300, 200 West Madison Avenue, Chicago, Illinois 60606, without charge.

       In connection with the Conversion, the Holding Company will register the Common Stock with the SEC under Section 12(g) of the Exchange Act, and, upon such registration, the Holding Company and the holders of its Common Stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Exchange Act. Under the Plan, the Holding Company has undertaken that it will not terminate such registration for a period of at least three years following the Conversion.

       A copy of the Certificate of Incorporation and Bylaws of the Holding Company are available without charge from the Bank.

                           [CROWE CHIZEK LETTERHEAD]


Board of Directors
Douglas Savings Bank
Arlington Heights, Illinois

and

Office of Thrift Supervision
Washington, DC


We have been engaged by Ben Franklin Financial, Inc. (the Company) and Douglas Savings Bank (the Bank) to report in accordance with standards established by the American Institute of Certified Public Accountants on the appropriate application of generally accepted accounting principles for the described proposed transaction.

The facts and circumstances provided to us by management of the Bank (and more extensively described in the Bank's Plan of Conversion) are that the Bank will convert from the mutual to the stock form of organization and issue shares of common stock to the Bank's members and the general public. We understand that the shares to be issued will be offered first to Eligible Account Holders, then to the Bank's Tax-Qualified Employee Plan, Supplemental Eligible Account Holders, certain Other Members, and lastly, to the general public.

Based upon our review of the proposed transaction and subject to our further review upon its completion, the appropriate accounting for this transaction is at historical cost in a manner similar to that utilized in a pooling-of-interest, which, in our opinion, will be in accordance with generally accepted accounting principles.

The ultimate responsibility for the decision on the appropriate application of generally accepted accounting principles rests with the preparers of the financial statements. Our judgment on the appropriate application of generally accepted accounting principles for the described proposed transaction is based solely on the facts provided to us as described above; should these facts and circumstances differ, our conclusion may change.

This letter is intended solely for the use of management and the Boards of Directors of the Company and the Bank and the Office of Thrift Supervision.

                                               /s/ Crow, Chizek and Company LLP

                                               Crow, Chizek and Company LLP

Oak Brook, Illinois
March 20, 1998

                              DOUGLAS SAVINGS BANK

                           Arlington Heights, Illinois

                        CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996, and 1995






                                    CONTENTS






REPORT OF INDEPENDENT AUDITORS...........................................  F-1


FINANCIAL STATEMENTS

     CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION......................  F-2

     CONSOLIDATED STATEMENTS OF INCOME...................................  F-3

     CONSOLIDATED STATEMENTS OF EQUITY...................................  F-4

     CONSOLIDATED STATEMENTS OF CASH FLOWS...............................  F-5

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..........................  F-6



           All schedules are omitted because the required information is not applicable or is included in the Consolidated
                     Financial Statements and related notes.

              Financial Statements of the Holding Company have not
           been provided because Ben Franklin Financial, Inc. has not conducted any operations to date and has not
                                been capitalized.

                           [CROWE CHIZEK LETTERHEAD]


                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Douglas Savings Bank
Arlington Heights, Illinois


We have audited the accompanying consolidated statements of financial condition of Douglas Savings Bank as of December 31, 1997 and 1996, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Douglas Savings Bank as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                              /s/ Crowe, Chizek and Company LLP

                                              Crowe, Chizek and Company LLP

Oak Brook, Illinois
February 27, 1998

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1997 and 1996
                             (Dollars in thousands)

                                                    1997           1996
                                                    ----           ----
ASSETS
Cash and due from banks                         $      554    $      646
Federal funds sold                                   3,900             -
Interest-bearing deposit accounts                    2,611         1,878
                                                ----------    ----------
     Cash and cash equivalents                       7,065         2,524
Securities available-for-sale                       18,715         7,930
Securities held-to-maturity (fair value:
  1997 - $606, 1996 - $1,222)                          589         1,198
Loans receivable, net                               93,950        92,956
Federal Home Loan Bank stock                           944           920
Premises and equipment, net                            449           428
Mortgage servicing rights                              212             -
Other real estate owned                                  -           306
Accrued interest receivable                            574           496
Other assets                                            93           167
                                                ----------    ----------
     Total assets                               $  122,591    $  106,925
                                                ==========    ==========

LIABILITIES AND EQUITY
Deposits      $                                 $  112,754    $   94,339
Federal funds purchased                                  -         3,700
Advances from borrowers for
  taxes and insurance                                  691           557
Other liabilities                                    1,346           879
                                                ----------    ----------
                                                   114,791        99,475
Equity
     Retained earnings, substantially
       restricted                                    7,426         7,128
     Unrealized gain on securities
       available-for-sale, net                         374           322
                                                ----------    ----------
                                                     7,800         7,450
                                                ----------    ----------
         Total liabilities and equity           $  122,591    $  106,925
                                                ==========    ==========

          See accompanying notes to consolidated financial statements

                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1997, 1996, and 1995
                             (Dollars in thousands)

                                                  1997        1996        1995
                                                  ----        ----        ----
Interest income
     Loans                                    $   7,209    $  7,196    $  6,506
     Securities                                     688         562         600
     Federal funds sold                              59           -           -
     Interest-bearing deposit accounts               16          17          21
                                              ---------    --------    --------
                                                  7,972       7,775       7,127
Interest expense
     Deposits                                     4,610       4,285       4,002
     Other borrowings                               227         396         162
                                              ---------    --------    --------
                                                  4,837       4,681       4,164
                                              ---------    --------    --------
Net interest income                               3,135       3,094       2,963

Provision for loan losses                           150          33          32
                                              ---------    --------    --------

Net interest income after provision
  for loan losses                                 2,985       3,061       2,931

Noninterest income
     Service fee income                             150         148         140
     Gain on sale of securities                       1           -           -
     Other                                           31          13          13
                                              ---------    --------    --------
                                                    182         161         153

Noninterest expenses
     Compensation and employee benefits           1,536         866         927
     Occupancy expenses                             383         363         352
     Data processing services                       169         132         126
     Federal deposit insurance premium               44         203         186
     SAIF assessment                                  -         491           -
     Advertising                                    104         107         111
     Loss on sale of other real estate owned         13           -           -
     Other                                          419         279         171
                                              ---------    --------    --------
                                                  2,668       2,441       1,873
                                              ---------    --------    --------

Income before income taxes                          499         781       1,211

Provision for income taxes                          201         312         484
                                              ---------    --------    --------

Net income                                    $     298    $    469    $    727
                                              =========    ========    ========

          See accompanying notes to consolidated financial statements

                        CONSOLIDATED STATEMENTS OF EQUITY
                  Years ended December 31, 1997, 1996, and 1995
                             (Dollars in thousands)



                                                            Unrealized
                                                             Gain on
                                                            Securities
                                                 Retained   Available-
                                                 Earnings    for-Sale     Total
                                                 --------    --------     -----

Balance at January 1, 1995                       $  5,932   $     26   $  5,958
Net income                                            727          -        727
Increase in fair value of securities available-
  for-sale, net of income taxes of $158                 -        235        235
                                                 --------   --------   --------

Balance at December 31, 1995                        6,659        261      6,920
Net income                                            469          -        469
Increase in fair value of securities available-
  for-sale, net of income taxes of $39                  -         61         61
                                                 --------   --------   --------
Balance at December 31, 1996                        7,128        322      7,450
Net income                                            298          -        298

Increase in fair value of securities available-
  for-sale, net of income taxes of $35                  -         52         52
                                                 --------   --------   --------

Balance at December 31, 1997                     $  7,426   $    374   $  7,800
                                                 ========   ========   ========

          See accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1997, 1996, and 1995
                             (Dollars in thousands)

                                                                              1997       1996       1995
                                                                              ----       ----       ----
Cash flows from operating activities
    Net income                                                            $    298   $    469   $    727
    Adjustments to reconcile net income to net
      cash from operating activities
       Depreciation                                                            102         88         91
       Amortization of premiums and discounts                                    6         16         29
       Provision for loan losses                                               150         33         32
       Gain on sale of securities                                               (1)         -          -
       Loss on sale of other real estate owned                                  13          -          -
       Change in mortgage servicing rights                                    (212)         -          -
       Change in loans held for sale                                          (201)         -          -
       Change in deferred loan costs                                             2        (65)      (117)
       Change in accrued interest receivable                                   (78)       (58)       (30)
       Stock dividend received                                                   -          -         (7)
       Change in deferred income taxes                                        (160)        (6)        54
       Change in other assets                                                   74        (60)       (71)
       Change in other liabilities                                             592       (411)       310
                                                                          --------   --------   --------
          Net cash from operating activities                                   585          6      1,018

Cash flows from investing activities
    Proceeds from sales of securities available-for-sale                       301          -          -
    Proceeds from maturities of securities available-for-sale                3,520      1,788      1,000
    Proceeds from maturities of securities held-to-maturity                    600      2,800      1,000
    Purchase of securities available-for-sale                              (14,531)    (5,816)      (600)
    Principal repayments on mortgage-backed securities                          16        630         50
    Net increase in loans                                                     (945)    (2,834)   (12,931)
    Purchase of Federal Home Loan Bank stock                                   (24)      (127)       (92)
    Proceeds from sale of other real estate owned                              293          -          -
    Capital expenditures                                                      (123)       (16)       (29)
                                                                          --------   --------   --------
       Net cash from investing activities                                  (10,893)    (3,575)   (11,602)

Cash flows from financing activities
    Net increase in deposits                                                18,415      5,544      7,142
    Net change in federal funds purchased                                   (3,700)    (2,100)     3,000
    Net change in advances from borrowers for taxes
      and insurance                                                            134       (113)       (36)
                                                                          --------   --------   --------
       Net cash from financing activities                                   14,849      3,331     10,106
                                                                          --------   --------   --------
Net change in cash and cash equivalents                                      4,541       (238)      (478)
Cash and cash equivalents at beginning of year                               2,524      2,762      3,240
                                                                          --------   --------   --------
Cash and cash equivalents at end of year                                  $  7,065   $  2,524   $  2,762
                                                                          ========   ========   ========
Supplemental disclosures of cash flow information
    Interest paid                                                         $  4,933   $  4,915   $  3,873
    Income taxes paid                                                          318        372        378
    Transfer of loans to other real estate owned                                 -        306          -

          See accompanying notes to consolidated financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Douglas Savings Bank (Bank) is a state-chartered mutual savings bank and a member of the Federal Home Loan Bank (FHLB) system. The Bank maintains insurance on savings accounts with the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation.

Nature of Business: Through its main office and one branch location, the Bank provides a full line of financial services to customers in the Cook County, Illinois, area. Douglas Savings Bank grants residential and consumer loans, substantially all of which are secured by specific items of collateral including residences and consumer assets.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles and with general practices within the thrift industry requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation: The accompanying 1996 financial statements include the accounts of the Bank and its wholly-owned subsidiary, Courtesy Service, Inc. All significant intercompany balances and transactions have been eliminated. The subsidiary was dissolved in 1997.

Securities: Securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold those securities to maturity. Accordingly, they are stated at cost, adjusted for amortization of premiums and accretion of discounts. Securities are classified as available-for-sale when the Bank may decide to sell those securities for changes in market interest rates, liquidity needs, changes in yields on alternative investments, and for other reasons. They are carried at fair value. Unrealized gains and losses on securities available-for-sale are charged or credited to a valuation allowance which is included as a separate component of members' equity. Realized gains and losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Recognition of Interest Income on Loans: Interest income on mortgage and installment loans is recognized over the term of the loans based on the principal balance outstanding. Unearned interest on home improvement loans is amortized into income by the interest method.

Loan Origination Fees and Related Costs: Loan origination fees, net of certain direct loan origination costs, are deferred. The net deferred fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost and accumulated depreciation of assets retired or sold are eliminated from the financial statements, and the gain or loss on disposition is credited or charged to operations when incurred.

Servicing Rights: Servicing rights represent the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates. Any impairment of a grouping is reported as a valuation allowance.

Other Real Estate Owned: Real estate acquired through foreclosure and similar proceedings is carried at fair value less estimated costs to sell. Losses on disposition, including expenses incurred in connection with the disposition, are charged to operations.

Income Taxes: The provision for income taxes is based on an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Allowance for Loans Losses: Because some loans may not be repaid in full, an allowance for loan losses is maintained. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the valuation allowance is maintained at levels considered adequate to cover losses that are currently anticipated based on delinquencies, property appraisals, past loss experience, general economic conditions, information about specific borrower situations including their financial position, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, including impaired loans discussed below, the whole allowance is available for any charge-offs that occur. Loans are charged off in whole or in part when management's estimate of the undiscounted cash flows from the loan are less than the recorded investment in the loan, although collection efforts continue and future recoveries may occur.

Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require increase, such increase is reported as a provision for loan losses.

Smaller balance homogenous loans are defined as residential first mortgage loans secured by one-to-four-family residences, residential construction loans, and share loans and are evaluated collectively for impairment. Commercial real estate loans are evaluated individually for impairment. Normal loan evaluation procedures, as described in the second preceding paragraph, are used to identify loans which must be evaluated for impairment. In general, loans classified as doubtful or loss are considered impaired while loans classified as substandard are individually evaluated for impairment. Depending on the relative size of the credit relationship, late or insufficient payments of 30 to 90 days will cause management to reevaluate the credit under its normal loan evaluation procedures. While the factors which identify a credit for consideration for measurement of impairment, or nonaccrual, are similar, the measurement considerations differ. A loan is impaired when management believes it is probable they will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is placed on nonaccrual when payments are more than 90 days past due unless the loan is adequately collateralized and in the process of collection.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, federal funds sold, due from banks, and interest-bearing deposit accounts with maturities of three months or less.

Reclassifications:   Some  items  in  prior   financial   statements  have  been
reclassified to conform with the current presentation.


NOTE 2 - SECURITIES

Securities are summarized as follows:

                                        ----------------------December 31, 1997---------------------
                                                             Gross          Gross
                                           Amortized      Unrealized     Unrealized         Fair
                                             Cost            Gains         Losses           Value
                                             ----            -----         ------           -----
Securities available-for-sale
     U.S. government agency notes       $     17,530     $        13    $        (7)   $     17,536
     Mortgage-backed securities                  508               -            (13)            495
     Marketable equity securities                 54             630              -             684
                                        ------------     -----------    -----------    ------------
                                        $     18,092     $       643    $       (20)   $     18,715
                                        ============     ===========    ===========    ============

                                                   ----------------------December 31, 1997---------------------
                                                                        Gross          Gross
                                                      Amortized      Unrealized     Unrealized         Fair
                                                        Cost            Gains         Losses           Value
                                                        ----            -----         ------           -----
Securities held-to-maturity
     U.S. government agency notes                  $         510   $          17   $          -   $         527
     Mortgage-backed securities                               79               -              -              79
                                                   -------------   -------------   ------------   -------------
                                                   $         589   $          17   $          -   $         606
                                                   =============   =============   ============   =============

                                                   ----------------------December 31, 1996---------------------
                                                                        Gross          Gross
                                                      Amortized      Unrealized     Unrealized         Fair
                                                        Cost            Gains         Losses           Value
Securities available-for-sale
     U.S. government agency notes                  $       6,817   $           4   $        (56)  $       6,765
     Mortgage-backed securities                              523               -            (16)            507
     Marketable equity securities                             54             604              -             658
                                                   -------------   -------------   ------------   -------------
                                                   $       7,394   $         608   $        (72)  $       7,930
                                                   =============   =============   ============   =============

Securities held-to-maturity
     U.S. government agency notes                  $       1,017   $          24   $          -   $       1,041
     State and political subdivision
       notes                                                 101                              -             101
     Mortgage-backed securities                               80               -              -              80
                                                   -------------   -------------   ------------   -------------
                                                   $       1,198   $          24   $          -   $       1,222
                                                   =============   =============   ============   =============

The amortized cost and fair value of securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a specified maturity date, particularly mortgage-backed securities and equity securities, are shown separately.

                                                            Available-for-Sale             Held-to-Maturity
                                                            ------------------             ----------------
                                                          Amortized       Fair           Amortized       Fair
                                                            Cost          Value            Cost          Value
                                                            ----          -----            ----          -----
   Due in one year or less                              $      301     $      300      $        -    $        -
   Due after one year through five years                    16,229         16,236             510           527
   Due after five years through ten years                    1,000          1,000               -             -
                                                        ----------     ----------      ----------    ----------
                                                            17,530         17,536             510           527

   Mortgage-backed  securities                                 508            495              79            79
   Marketable equity securities                                 54            684               -             -
                                                        ----------     ----------      ----------    ----------
                                                        $   18,092     $   18,715      $      589    $      606
                                                        ==========     ==========      ==========    ==========

Proceeds from securities sold during 1997 amounted to $301,000 with gross realized gains of $1,000. There were no sales of securities for the years ended December 31, 1996, and 1995.

Securities with a carrying amount of $9,248,000 and $4,501,000, respectively, were pledged to secure borrowings with the American National Bank at December 31, 1997 and 1996.


NOTE 3 - LOANS RECEIVABLE

Loans receivable at December 31 are summarized as follows:

                                                        1997        1996
                                                        ----        ----
First mortgage loans
     Secured by one-to-four-family residences        $ 78,544    $ 76,681

Consumer and other loans
     Automobile                                           350         160
     Loan contracts receivable                            118         120
     Home equity                                       14,340      15,184
     Home improvement                                     362         251
     Personal loans                                       268         464
     Loans secured by deposit accounts                     99          92
                                                     --------    --------
         Total consumer and other loans                15,537      16,271

     Net deferred loan-origination costs                  271         273
     Allowance for loan losses                           (402)       (269)
                                                     --------    --------

                                                     $ 93,950    $ 92,956
                                                     ========    ========

The amount of loans serviced for FNMA and FHLMC are $3,971,000, $286,000, and $35,000 at December 31, 1997, 1996, and 1995, respectively.

Activity of mortgage servicing rights for 1997 follows:

                    Balance, beginning of year       $       -
                    Additions                              224
                    Amortized to expense                    12
                                                     ---------

                    Balance, end of year             $     212
                                                     =========

Loans outstanding to officers and directors of the Bank total approximately $40,000 and $43,000 at December 31, 1997 and 1996, respectively.

Activity in the allowance for loan losses for the years ended December 31 is as follows:

                                                 1997       1996       1995
                                                 ----       ----       ----

Balance at beginning of year                  $   269    $   230    $   196
Provision for loan losses                         150         33         32
Loans charged off                                 (17)         -          -
Recoveries of loans previously charged off          -          6          2
                                              -------    -------    -------
                                              $   402    $   269    $   230
                                              =======    =======    =======


There were no nonaccrual or impaired loans at December 31, 1997 and 1996. Additionally, there were no impaired loans during 1997 or 1996.

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment consist of the following as of December 31:

                                                   1997         1996
                                                   ----         ----

Leasehold improvements                         $     495    $     495
Furniture and fixtures                               582          676
Automobiles                                           63           58
                                               ---------    ---------
                                                   1,140        1,229
Less accumulated depreciation and amortization      (691)        (801)
                                               ---------    ---------
                                               $     449    $     428
                                               =========    =========


NOTE 5 - DEPOSITS

Fixed maturity deposit accounts with balances of $100,000 or more totaled approximately $11,766,000 and $8,817,000 at December 31, 1997 and 1996,
respectively.

At December 31, 1997, scheduled maturities of certificates of deposit are as follows:

                           1998                        $    58,659
                           1999                             10,970
                           2000                              5,039
                           2001                                528
                           2002                              2,559
                                                       -----------
                                                       $    77,755
                                                       ===========


NOTE 6 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.

The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital as defined in the regulations to risk-weighted assets as defined and of Tier I capital to average assets as defined. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. The Bank was categorized as well capitalized at December 31, 1997 and 1996. There are no conditions or events since that notification that management believes have changed the institution's category.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If undercapitalized, asset growth and expansion are limited, and plans for capital restoration are required.

At year end, consolidated actual capital levels and minimum required levels were:

                                                                                               Minimum Required
                                                                                                  To Be Well
                                                                   Minimum Required              Capitalized
                                                                      For Capital          Under Prompt Corrective
                                                 Actual            Adequacy Purposes         Action Regulations
                                                 ------            -----------------         ------------------
                                           Amount       Ratio      Amount     Ratio          Amount     Ratio
                                           ------       -----      ------     -----          ------     -----
1997
----
Total capital (to risk-weighted assets)  $  7,828       11.2%    $  5,560      8.0%         $ 6,950     10.0%
Tier 1 (core) capital (to risk-weighted
  assets)                                   7,426       10.7        2,780      4.0            4,170      6.0
Tier 1 (leverage) capital (to average
  assets)                                   7,426        6.7        4,415      4.0            5,519      5.0

1996
----
Total capital (to risk-weighted assets)  $  7,397       11.3%    $  5,219      8.0%         $ 6,524     10.0%
Tier 1 (core) capital (to risk-weighted
  assets)                                   7,128       10.9        2,609      4.0            3,914      6.0
Tier 1 (leverage) capital (to average
  assets)                                   7,128        6.7        4,273      4.0            5,341      5.0

NOTE 7 - EMPLOYEE BENEFITS

During 1997, the Bank adopted a Savings Incentive Matching Plan for Employees (SIMPLE) covering substantially all employees. Participants may elect to make tax deferred contributions to the plan up to $6,000 per calendar year. Annually, the Bank makes dollar for dollar matching contributions based on amounts contributed by participants up to a maximum of 3% of compensation per participant. The Bank made contributions totaling $16,000 during 1997.

During 1997, the Bank established a retirement plan for directors which provides benefits based upon the amount of the prior year's board fees and the number of years of service to the Bank. Benefits are payable when the individual reaches age 65 and are payable quarterly for ten years. The maximum quarterly benefit will be $12,300. The directors' retirement expense recorded in 1997 was $450,000.


NOTE 8 - INCOME TAXES

The provision for income taxes consists of the following:

                                  1997            1996             1995
                                  ----            ----             ----

         Current             $        361    $        318     $        430
         Deferred                    (160)             (6)              54
                             ------------    ------------     ------------
                             $        201    $        312     $        484
                             ============    ============     ============

The income tax provision differs from the amounts determined by applying the statutory U.S. federal income tax rate as a result of the following items:

                                                 1 9 9 7                   1 9 9 6                   1 9 9 5
                                                 -------                   -------                   -------
                                            Amount        %           Amount        %           Amount        %
                                            ------        -           ------        -           ------        -
Income tax computed at the
  statutory rate                         $     170      34.0%      $     266      34.0%       $     412     34.0%
State income taxes                              23       4.6              30       3.8               48      4.0
Other                                            8       1.7              16       2.1               24      2.0
                                         ---------   -------       ---------    ------        ---------   ------
                                         $     201      40.3%      $     312      39.9%       $     484     40.0%
                                         =========   =======       =========    ======        =========   ======

The net deferred tax liability consisted of the following at December 31:

                                                          1997       1996
                                                          ----       ----
Deferred tax asset
     Deferred compensation                             $   175     $    -
     Accumulated depreciation                                5          -

Deferred tax liabilities
     Deferred loan fees                                   (112)      (111)
     Bad debts                                            (125)      (178)
     Accumulated depreciation                                -         (1)
     Accrual to cash basis                                 (37)       (74)
     FHLB stock dividends and other                       (129)      (101)
     Mortgage servicing rights                             (82)         -
     Unrealized gain on securities available-for-sale     (249)      (214)
                                                       -------     ------

         Net liability                                 $  (554)    $ (679)
                                                       =======     ======

The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts which differs from the provision charged to income on the financial statements. Retained earnings at December 31, 1997 include approximately $385,000 for which no deferred federal income tax liability has been recorded. Tax legislation passed in 1996 now requires all thrift institutions to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in the tax years after 1987. The $280,000 of deferred tax liability which must be recaptured is reflected in the statements of financial condition and is payable over a six-year period, beginning in 1998.


NOTE 9 - COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to make loans and fund unused lines of credit and loans in process. The Bank's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Bank follows the same credit policy to make such commitments as is followed for those loans recorded on the statement of financial condition. At December 31, these financial instruments are summarized as follows:

NOTE 9 - COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

                                                 Contractual Amount
                                                 ------------------
                                                  1997        1996
                                                  ----        ----
Financial instruments whose contract amounts
  represent credit risk
    Unused lines of credit                     $ 14,799    $ 14,996
    Commitments to make loans                     1,526         695


Fixed rate loan commitments totaled $1,046,000 and $695,000 at December 31, 1997 and 1996 and have terms up to 45 days and rates in the range of 6.875% to 7.625%. Since certain commitments to make loans and fund loans in process expire without being used, these amounts do not necessarily represent future cash commitments. No losses are anticipated as a result of these transactions.

Financial instruments which potentially subject the Bank to concentrations of credit risk include deposit accounts in other financial institutions. At December 31, 1997, the Bank had balances amounting to $5,294,000 on deposit with American National Bank. This amount includes interest-bearing deposits and federal funds sold.

The Bank currently leases its main bank and branch facility under noncancelable five-year operating leases, which include two five-year options to renew. Future commitments under the operating leases approximate the following:

                    1998            $    133
                    1999                 133
                    2000                 137
                    2001                 132
                                    --------
                                    $    535
                                    ========

Rent expense for 1997, 1996, and 1995 was approximately $146,000, $141,000, and $142,000, respectively.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Bank's financial instruments are as follows:

                                                     December 31,                December 31,
                                            ------------1 9 9 7---------  ----------1 9 9 6-----------
                                                        -------                     -------
                                                Approximate    Estimated    Approximate     Estimated
                                                 Carrying        Fair        Carrying         Fair
                                                   Value         Value         Value          Value
                                                   -----         -----         -----          -----
Financial assets
----------------
    Cash on hand and in banks                  $      554    $      554    $      646    $      646
    Federal funds sold                              3,900         3,900             -             -
    Interest-bearing deposits                       2,611         2,611         1,878         1,878
    Securities available-for-sale                  18,715        18,715         7,930         7,930
    Securities held-to-maturity                       589           606         1,198         1,222
    Loans receivable, net                          93,950        94,479        92,956        93,028
    Federal Home Loan Bank stock                      944           944           920           920
    Accrued interest receivable                       574           574           496           496

Financial liabilities
---------------------
    NOW, money market, and passbook savings       (34,876)      (34,876)      (30,319)      (30,319)
    Certificates of deposits                      (77,878)      (77,991)      (64,020)      (64,079)
    Federal funds purchased                             -             -        (3,700)       (3,700)
    Accrued interest payable                          (10)          (10)         (106)         (106)

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The methods and assumptions used to determine fair values for each class of financial instruments are presented below.

The estimated fair value for cash and cash equivalents; interest-bearing deposits; Federal Home Loan Bank stock; accrued interest receivable; NOW, money market, and passbook savings deposits; federal funds purchased; and accrued interest payable are considered to approximate their carrying values. The estimated fair value for securities available-for-sale and securities held-to-maturity are based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans is based on estimates of the rate the Bank would charge for similar loans at December 31, 1997 and 1996, applied for the time period until estimated payment. The estimated fair value of certificates of deposit is based on estimates of the rate the Bank would pay on such deposits at December 31, 1997 and 1996, applied for the time period until maturity. Loan commitments are not included in the table above as their estimated fair value is immaterial.

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to have disposed of these items on December 31, 1997, the fair values would have been achieved, because the market value may differ depending on the circumstances. The estimated fair values at December 31, 1997 should not necessarily be considered to apply at subsequent dates.


NOTE 11 - ADOPTION OF PLAN OF CONVERSION (UNAUDITED)

On February 4, 1998, the Board of Directors of the Bank, subject to regulatory approval and approval by the members of the Bank, adopted a Plan of Conversion to convert from a state-chartered mutual savings bank to a federal stock savings bank with the adoption of a federal thrift charter. The conversion is expected to be accomplished through the amendment of the Bank's charter and the sale of the Bank's common stock in an amount equal to the pro forma market value of the Bank after giving effect to the conversion. A subscription offering of the shares of common stock will be offered initially to the Bank's eligible deposit account holders, then to other members of the Bank. Any shares of common stock not sold in the subscription offering will be offered for sale to the general public, giving preference to the Bank's market area.

The Board of Directors of the Bank intend to adopt an Employee Stock Ownership Plan and various stock option and incentive plans, subject to ratification by the stockholders after conversion, if such stockholder approval is required by any regulatory body having jurisdiction to require such approval. In addition, the Board of Directors is authorized to enter into employment contracts with key employees.

At the time of conversion, the Bank will establish a liquidation account in an amount equal to its total net worth as of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.

The Bank may not declare or pay cash dividends on or repurchase any of its shares of capital stock if the effect thereof would cause its net worth to be reduced below applicable regulatory requirements or the amount of the liquidation accounts of such a declaration and payment would otherwise violate regulatory requirements.

Conversion costs will be deferred and deducted from the proceeds of the shares sold in the conversion. If the conversion is not completed, all costs will be charged to expense. At December 31, 1997, $21,400 of expenses have been deferred.

       No person has been authorized to give any information or to make any representation other than as contained in this Prospectus in connection with the offering made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by the Holding Company or the Bank. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Holding Company or the Bank since any of the dates as of which information is furnished herein or since the date hereof.

                                 --------------
                                TABLE OF CONTENTS

                                                                            Page

Prospectus Summary........................................
Selected Financial Information............................
Recent Developments Data .................................
Management's Discussion and Analysis
   of Recent Operating Results ...........................
Risk Factors..............................................
Ben Franklin Financial, Inc...............................
Ben Franklin Bank of Illinois.............................
Use of Proceeds...........................................
Dividends.................................................
Market for Common Stock...................................
Pro Forma Data............................................
Pro Forma Regulatory Capital Analysis.....................
Capitalization............................................
Management's Discussion and Analysis of Financial
   Condition and Results of Operations....................
Business .................................................
Regulation................................................
Management ...............................................
The Conversion............................................
Restrictions on Acquisitions of Stock and Related
   Takeover Defensive Provisions..........................
Description of Capital Stock..............................
Legal and Tax Matters.....................................
Experts...................................................
Additional Information....................................
Index to Financial Statements.............................

     Until the later of [________], 1998 or 90 days after commencement of the offering of Common Stock, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                1,851,500 Shares,
                             (Maximum, as adjusted)


                          BEN FRANKLIN FINANCIAL, INC.
                   (Proposed Holding Company for Ben Franklin
                                Bank of Illinois)


                                  COMMON STOCK


                                 --------------
                                   PROSPECTUS
                                 --------------


                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.


                                [________], 1998

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

         Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance of the shares.

SEC registration fee..................................................$  5,462
NASD fee..............................................................   2,352
OTS filing fees.......................................................   8,400
Counsel fees and expenses.............................................  80,000
Accounting fees and expenses..........................................  75,000
Appraisal and business plan fees and expenses.........................  20,000
Conversion agent fees and expenses....................................  12,000
Marketing agent's fee................................................. 150,000
Marketing agent's expenses including counsel fees and expenses .......  30,000
Printing, postage and mailing.........................................  70,000
Blue sky fees and expenses............................................  10,000
Other expenses........................................................  86,786
                                                                      --------
     TOTAL............................................................$550,000
                                                                      ========


Item 14.  Indemnification of Directors and Officers

         Article Eleventh of the Holding Company's Certificate of Incorporation provides for indemnification of directors and officers of the Holding Company against any and all liabilities, judgments, fines and reasonable settlements, costs, expenses and attorneys' fees incurred in any actual, threatened or potential proceeding, except to the extent that such indemnification is limited by Delaware law and such law cannot be varied by contract or bylaw. Article Eleventh also provides for the authority to purchase insurance with respect thereto.

         Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation's Board of Directors to grant indemnity under certain circumstances to directors and officers, when made, or threatened to be made, parties to certain proceedings by reason of such status with the corporation, against judgments, fines, settlements and expenses, including attorneys' fees. In addition, under certain circumstances such persons may be indemnified against expenses actually and reasonably incurred in defense of a proceeding by or on behalf of the corporation. Similarly, the corporation, under certain circumstances, is authorized to indemnify directors and officers of other corporations or enterprises who are serving as such at the request of the corporation, when such persons are made, or threatened to be made, parties to certain proceedings by reason of such status, against judgments, fines, settlements and expenses, including attorneys' fees; and under certain circumstances, such persons may be indemnified against expenses actually and reasonably incurred in connection with the defense or settlement of a proceeding by or in the right of such other corporation or enterprise. Indemnification is permitted where such person (i) was acting in good faith; (ii) was acting in a manner he reasonably believed to be in or not opposed to the best interests of the corporation or other corporation or enterprise, as appropriate; (iii) with respect to a criminal proceeding, has no reasonable cause to believe his conduct was unlawful; and
(iv) was not adjudged to be liable to the corporation or other corporation or enterprise (unless the court where the proceeding was brought determines that such person is fairly and reasonably entitled to indemnity).

         Unless ordered by a court, indemnification may be made only following a determination that such indemnification is permissible because the person being indemnified has met the requisite standard of conduct. Such determination may be made (i) by the Board of Directors of the Holding Company by a majority vote of a quorum consisting of directors not at the time parties to such proceeding; or
(ii) if such a quorum cannot be obtained or the quorum so directs, then by independent legal counsel in a written opinion; or (iii) by the stockholders.

         Section 145 also permits expenses incurred by directors and officers in defending a proceeding to be paid by the corporation in advance of the final disposition of such proceedings upon the receipt of an undertaking by the director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the corporation against such expenses.

Item 15.  Recent Sales of Unregistered Securities

         The Registrant is newly incorporated, solely for the purpose of acting as the holding company of Ben Franklin Savings Bank of Illinois pursuant to the Plan of Conversion (filed as Exhibit 2 herein), and no sales of its securities have occurred to date, other than the sale of one share of the Registrant's stock to its incorporator for the purpose of qualifying the Registrant to do business in Illinois.

Item 16.  Exhibits and Financial Statement Schedules

(a)      Exhibits:

1.1      Letter Agreement  regarding  marketing and consulting services with Freedman Billings Ramsey & Company, Inc.*
1.2      Form of Agency Agreement
2        Amended Plan of Conversion
3.1      Certificate of Incorporation of the Holding Company*
3.2      Bylaws of the Holding Company*
3.3      Charter of Ben Franklin Savings Bank of Illinois in stock form*
3.4      Bylaws of Ben Franklin Savings Bank of Illinois in stock form*
4        Form of Stock Certificate of the Holding Company*
5        Opinion of Silver, Freedman & Taff, L.L.P. with respect to legality of stock*
8.1 Opinion of Crowe Chizek & Co. with respect to Federal and Illinois income tax consequences of the Conversion*
8.2 Ferguson & Co. Letter with respect to estimated pro forma market value and Subscription Rights*
10.1     Form of Proposed Stock Option and Incentive Plan*
10.2     Form of Proposed Recognition and Retention Plan*
10.3     Form of Employment Agreement with Ronald P. Pedersen*
10.4     Employee Stock Ownership Plan
21       Not Applicable
23.1     Consent of Silver, Freedman & Taff, L.L.P.*
23.2     Consent of Crowe Chizek & Co.
23.3     Consent of Ferguson & Co.*
24       Power of Attorney (set forth on signature page)*
99.1     Appraisal
99.2 Proxy Statement and form of proxy to be furnished to Ben Franklin Savings Bank of Illinois account holders
99.3     Stock Order Form and Order Form Instructions
99.4     Question and Answer Brochure

* Previously filed.

Item 17.  Undertakings

         The undersigned Registrant hereby undertakes:

(i) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

(i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)To  include  any  material   information   with  respect  to  the  plan  of
     distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and it will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois on April 2, 1998.


                                        BEN FRANKLIN FINANCIAL, INC.


                                        By: /s/ Ronald P. Pedersen
                                            ---------------------------------
                                            Ronald P. Pedersen, President,
                                              Chief Executive Officer
                                              and Director
                                              (Duly Authorized Representative)


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald P. Pedersen and Joseph J. Gasior, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-facts and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-facts and agents or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


/s/ Ronald P. Pedersen                            /s/ Joseph J. Gasior
-----------------------------                     ------------------------------
Ronald P. Pedersen                                Joseph J. Gasior
President, Chief Executive Officer and            Chairman of the Board
Director
(Principal Executive Officer)

Date: April 2, 1998                               Date: April 2, 1998


/s/ Robert E.Decelles                             /s/ Bernadine Dziedzic
-----------------------------                     ------------------------------
Robert E. Decelles                                Bernadine Dziedzic
Director                                          Director and Secretary

Date: April 2, 1998                               Date: April 2, 1998


/s/ Edward J. Luzwick                             /s/ Joseph Nowicki
-----------------------------                     ------------------------------
Edward J. Luzwick                                 Joseph Nowicki
Director                                          Director

Date: April 2, 1998                               Date: April 2, 1998


/s/ Charles E. Schuetz                            /s/ Michael F. Barrett
-----------------------------                     ------------------------------
Charles E. Schuetz                                Michael F. Barrett
Director                                          Principal Financial and
                                                    Accounting Officer

Date: April 2, 1998                               Date: April 2, 1998